Form 10-K, Exhibit 13
BORG WARNER SECURITY CORP
filed 1995-03-30
CIK 817945

CONSOLIDATED STATISTICAL REVIEW

The following table sets forth selected financial information for Borg-Warner Security Corporation (the "Company"). Such information is derived from the audited financial statements of the Company and treats Borg-Warner Automotive, Inc. ("BW-Automotive"), which was spun off in January 1993 (the "Spin-Off"), as discontinued operations. The selected financial data should be read in connection with the 1994 consolidated financial statements and accompanying notes.

STATEMENT OF OPERATIONS DATA

                                                                          Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)                     1990        1991        1992        1993        1994
-------------------------------------------------------------------------------------------------------------------
Net service revenues                                       $1,413.8    $1,555.4    $1,620.6    $1,764.6    $1,792.9
Provision (benefit) for income taxes (1)                        5.6         9.4       (19.7)       22.2        (3.0)
Earnings (loss) from continuing operations (2)                 20.3        25.2        57.7      (215.1)       13.1
Earnings (loss) from continuing operations per share          $1.02       $1.28       $2.94      ($9.41)      $0.56
Average common shares outstanding in thousands (3)           19,940      19,698      19,647      22,858      23,170

BALANCE SHEET DATA
(at end of period)
-------------------------------------------------------------------------------------------------------------------
Net assets of discontinued BW-Automotive operations        $  742.2    $  743.5    $  728.2      $   --      $   --
Total assets                                                1,891.0     1,866.3     1,758.1       790.5       830.3
Total debt                                                    897.3       872.9       746.6       457.5       468.5
Stockholders' equity                                          659.0       668.3       676.7        27.5        43.8

STOCK PRICES
1994 quarters                                                             First      Second       Third      Fourth
-------------------------------------------------------------------------------------------------------------------
High                                                                        $22     $16-7/8     $12-3/4     $11-1/8
Low                                                                     $16-3/8     $10-3/4     $10-5/8      $8-1/4

1993 quarters                                                             First      Second       Third      Fourth
-------------------------------------------------------------------------------------------------------------------
High                                                                    $22-5/8     $22-1/4     $22-7/8     $20-1/2
Low                                                                     $19-5/8     $19-5/8         $18     $18-1/4

(1) Effective January 1, 1991 the Company changed its method of accounting for income taxes to conform to SFAS 109. Income taxes for the years ended December 31, 1992 and 1994 reflect certain adjustments related to changes in tax bases. See Note 11 to the Consolidated Financial Statements.

(2) Following the Spin-Off of BW-Automotive, $250 million of excess purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.

(3) The average common shares outstanding include 3,795,000 shares sold through an initial public offering on January 27, 1993.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

The Company's protective services business is divided into four business units: guard services, alarm services, armored services and courier services. The Company's consolidated net service revenue increased 2% in 1994 and 9% in 1993. The primary source of the 1994 increase was internal growth, while the primary source of the 1993 revenue increase was acquisitions, principally in the guard unit. Operating profit, which is pretax earnings before interest expense and unallocated corporate expenses, decreased 30% in 1994 following a 4% increase in 1993.

  For several years competitive market conditions have limited the Company's ability to increase prices. In 1994 each of the Company's units continued to experience price pressure and higher direct costs, which has adversely affected margins.

  Historically, the Company has grown through acquisitions. In 1994 the price/ cost pressures facing the Company and the entire protective services industry made acquisitions less attractive. While the Company will continue to pursue acquisitions when attractive opportunities arise, each unit intends to focus on internal growth through greater customer retention, expanded service offerings and greater selling efforts. At the same time, each unit will continue its efforts to reduce costs, including applying technology to improve customer service.

Results of Operations

The following table sets forth the net service revenues and operating profit for each unit for the three years ended December 31, 1994:

                                                 Year Ended December 31,
--------------------------------------------------------------------------------
(millions of dollars)                       1992            1993            1994
--------------------------------------------------------------------------------
Net service revenues:
Guard                                   $1,098.0        $1,198.0        $1,209.4
Alarm                                      203.5           213.2           206.2
Armored                                    156.4           180.9           211.2
Courier                                    162.7           172.5           166.1
--------------------------------------------------------------------------------
Total                                   $1,620.6        $1,764.6        $1,792.9
================================================================================

Operating profit:
Guard                                      $55.4           $58.5           $54.5
Alarm                                       29.7            31.1            14.9
Armored                                     10.6            13.3             6.7
Courier                                     10.3             7.4             1.1
--------------------------------------------------------------------------------
Total                                     $106.0          $110.3           $77.2
================================================================================

Guard services

Guard service revenue increased slightly in 1994, following a 9% increase in 1993. The 1994 increase was due to internal growth and improved customer retention. The primary source of revenue growth in 1993 was acquisitions, particularly the acquisition of certain assets of Security Bureau, Inc. in December 1992.

  Operating profit for the guard unit declined slightly from 1992 to 1994 as competitive market conditions placed downward pressure on prices and margins. In certain geographic areas the unit is experiencing a contraction of the labor market, which has increased direct costs through higher wages and increased amounts of unbilled overtime. Because the market has constrained price increases, the Company has not been able to pass on such cost increases to customers and margins have declined.

Management's Discussion and Analysis of
Financial Condition and Results of Operations




  The guard unit was reorganized in February 1994 by combining the administrative functions and establishing nine regional offices. The Company expects that the guard market will remain competitive in 1995. The unit will seek to increase revenue through customer retention and expanded service offerings. The Company will seek to improve gross margins by selected price increases and controlling costs, including through improved guard recruitment, retention and training to control unbilled overtime costs. The Company will continue to focus on technological developments aimed at improving performance and customer retention.

Alarm services

Alarm service revenue decreased 3% in 1994, following a 5% increase in 1993. Revenues from key commercial, banking and defense industry customers have declined due to consolidation occurring in those industries. In addition, customer cancellation rates were above targeted levels during the period. In 1993 revenue included a one-time supplemental billing. There were no special billings in 1994.

  Operating profit for the alarm unit declined 52% in 1994, following a 5% increase in 1993. The 1994 decline was due to reduced revenues over a largely fixed cost base. In addition, the Company has invested in systems to improve service quality and other costs are increasing. Intense price competition has also applied downward pressure on operating margins in 1994 and 1993.

  The alarm unit was reorganized in November 1994 by establishing nine regional offices. The Company expects that the regional offices will manage most of the administrative functions of the alarm unit, while branch offices devote full attention to sales and service issues. Because the commercial market has constrained price increases for monitoring services, the alarm unit intends to focus on customer retention to increase revenue and improve margins. Programs to improve customer retention include pursuing technological advancements and providing consistent, high quality, responsive service. The unit will attempt to diversify its largely commercial customer base by continuing its efforts to penetrate the residential security market.

Armored services

Armored service revenue increased 17% in 1994, following a 16% increase in 1993. The 1994 increase resulted primarily from acquisitions, including the acquisition of the assets of Shields Business Machines, Inc., an ATM servicer in January, and from increased volume in the ATM service and cash management operations. The traditional armored transport business has been adversely affected by consolidation in the banking industry. To counter this, the unit has expanded into additional areas of service, including ATM and cash management services.

  Operating profit for the armored unit declined 50% in 1994, following a 25% increase in 1993. During 1994 an escalating rate of violent attacks against armored car and ATM servicing personnel increased security costs and insurance premiums. The rate of cargo losses attributable to external theft in 1994 increased substantially from historical levels. In addition, increases in direct labor costs and administrative expenses have eroded margins.

  To offset the impact of the increased security and insurance costs resulting from the higher cargo losses, the armored unit has increased prices and expanded its programs to reduce cargo losses. Such programs include lowering the profile of the unit's vehicles, increasing security training, improving security measures through technology and route structure and eliminating certain high-risk services. The unit's risk management department coordinates efforts with local and federal law enforcement authorities to investigate all cargo losses. In addition, the unit is attempting to reduce costs by integrating the field operations of the ATM cash replenishment business with the armored cash delivery business.

Management's Discussion and Analysis of
Financial Condition and Results of Operations




Courier services

Courier service revenue decreased 4% in 1994, following a 6% increase in 1993. The 1994 decrease resulted primarily from the work stoppage initiated by the International Brotherhood of Teamsters during the third quarter. The unit's traditional business of transporting non-negotiable financial documents among financial institutions also has been adversely affected by consolidation in the banking industry. Such business is subject to severe competitive price pressure. The unit has increased emphasis on time-sensitive delivery of small packages and commodities.

  Operating profit for the courier unit declined significantly in 1994, following a 28% decline in 1993. The 1994 decline was due principally to the reduced revenues and increased costs associated with the labor unrest, while the 1993 decline was due primarily to competitive price pressure. The courier unit will seek to improve operating margins in future periods through increased operating efficiencies and increased market penetration in the package delivery business.

Foreign

The percentage of the Company's revenues in 1994 derived from non-U.S. operations, primarily guard services, was 6% in 1994 and 1993, compared with 7% in 1992. The Company operates in Canada, the United Kingdom and Colombia. Operating margins also declined slightly from 1992 to 1994.

Other Earnings Factors

General corporate expenses increased to $26.5 million in 1994 from $4.8 million in 1993, and were $37.3 million in 1992. Corporate expenses for 1994 include an increase of approximately $25 million over 1993 related to non-cash accruals for self-insurance reserves and, to a lesser extent, other corporate allowances. The decrease in operating expenses in 1993 from 1992 was due to lower amortization of excess purchase price over net assets acquired, greater corporate headquarters expense reimbursement received from BW-Automotive and a favorable settlement of a corporate liability.

  Amortization of excess purchase price over net assets acquired was $16.1 million and $16.5 million in 1994 and 1993, respectively, down from $21.4 million in 1992 due to the non-recurring elimination of excess purchase price of $250 million. This was recorded in the first quarter of 1993 to eliminate excess purchase price which was not directly related to the protective services operations.

  Other income in 1994 included a gain of $9.9 million related to the sale of trademarks and other rights to BW-Automotive. Gains on the sale of various assets in 1993 and 1992 were $1.9 million and $6.5 million, respectively. Other income in 1992 also included a gain of $7.5 million related to the collection of a partially reserved receivable.

  Interest expense in 1994 was $50.4 million compared with $51.5 million and $47.9 million in 1993 and 1992, respectively. The improved terms resulting from the Company's 1993 restructuring were offset by higher interest rates. In 1992 interest expense was net of an allocation to BW-Automotive based on its relative capital investment to the Company's total capital investment.

  The Company's effective tax rates have varied significantly from the federal tax rate. Despite reported income before taxes, the Company recorded a net income tax benefit in 1992 and 1994 primarily because of adjustments to deferred income taxes of $30.6 million and $7.0 million, respectively. These adjustments resulted from changes in the tax bases of certain assets and liabilities as a result of sales and settlements. In 1993 the Company had a $22.2 million provision for income taxes despite a pre-tax loss of $192.9 million primarily due to a $250

Management's Discussion and Analysis of
Financial Condition and Results of Operations

million non-deductible charge to eliminate excess purchase price. Excluding the impact of the foregoing items, the Company's effective tax rate would have been 29%, 39% and 40% in 1992, 1993 and 1994, respectively.

Discontinued Operations

The loss from discontinued operations in 1992 and 1993 reflects the results of BW-Automotive operations up to the time of the Spin-Off in January 1993. These results include an allocation of corporate headquarters and interest expenses. Results for 1992 also include a pre-tax charge of approximately $28 million related to excess capacity at various BW-Automotive facilities.

Extraordinary Items

Earnings for 1993 reflect a loss of $9.1 million, net of tax, from the early extinguishment of $216.7 million principal amount of 13% Junior Subordinated Discount Debentures and $15.2 million principal amount of 12.75% Senior Subordinated Debentures. Earnings for 1992 reflect a $7.1 million loss, net of tax, from the early extinguishment of $155 million principal amount of the Company's 13% Junior Subordinated Discount Debentures and $58 million principal amount of the Company's 14% Senior Subordinated Discount Debentures.


Cumulative Effect of Initial Application of
New Accounting Standards

The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993, and elected immediate recognition of the $15 million obligation. The cumulative effect was a charge of $8.3 million, net of tax.

  In the fourth quarter of 1993, the Company changed the method of selecting the rate used to discount the retained portion of insurance costs related to its various deductible policies. The Company previously used a rate based on its overall cost of capital. Consistent with the Securities and Exchange Commission Staff Accounting Bulletin No. 92, the rate was changed to a rate based on risk-free monetary asset yields for securities with similar maturities. This change resulted in a reduction in the discount rate from 10% to 4%. The cumulative effect of this change was a charge of $9.4 million, net of tax.

  Neither of the above changes in accounting had a material impact on earnings from continuing operations in the respective years of implementation.

Impact of Recapitalization on Operations

The impact of the 1993 restructuring on the results of operations for 1992 and 1993 is reflected on a pro forma basis in the Pro Forma Financial Information (Unaudited) contained in the Notes to Consolidated Financial Statements. On a pro forma basis, after making the adjustments for interest and amortization, as well as the elimination of non-recurring gains and expenses, earnings before taxes for 1992 would have been $46.9 million. Pro forma earnings before taxes for 1993 were $57.1 million after removing the non-recurring elimination of excess purchase price of $250.0 million.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Financial Condition and Liquidity

Current liabilities exceeded current assets at December 31, 1994 and 1993 due to the sale of receivables with the proceeds used to reduce long-term debt. The outstanding balance of sold receivables was $112 million and $124 million at December 31, 1994 and 1993, respectively. Receivables at December 31, 1993 also included $10.7 million for refundable income taxes. The levels of receivables, inventory and current liabilities are partly seasonal in nature and are influenced by the timing of billings, collections and payrolls. The Company's policy is to keep working capital at as low a level as is operationally feasible to minimize related carrying costs.

  During 1994, net cash provided by operating activities increased slightly to $54.0 million from $52.3 million in 1993. The current year included a $3.2 million tax refund and a $22.0 million increase in receivables primarily due to lower sales under the Company's receivable transfer facility. The prior year reflected the settlement of certain liabilities (including an $8 million payment relating to the Company's former Centaur operation) and costs associated with the 1993 restructuring.

  Historically, the Company's capital expenditures, principally for vehicles and subscribers' installations, have been at a rate slightly in excess of depreciation. Capital expenditures were $70.2 million, $68.8 million and $67.0 million in 1992, 1993 and 1994, respectively. Pursuant to the terms of the Company's amended credit facilities, capital expenditures are limited to $55 million in 1995. The Company does not have any material commitments for capital expenditures and believes that it will be able to continue to invest in its business as required, within the limits set forth under its amended credit facilities.

  From time to time, the Company makes acquisitions of companies in the protective services industry. Cash expenditures for businesses acquired (which were not included in the Company's capital expenditures) were $34.7 million, $4.8 million and $9.0 million in 1992, 1993 and 1994, respectively. While the Company will continue to pursue acquisitions when attractive opportunities arise, it intends to focus on internal growth through greater customer retention, expanded service offerings and greater selling efforts.

  The Company expects that continuing operations, together with existing credit facilities and replacements thereof, will generate sufficient cash to fund current operating requirements and capital expenditures.

  To avoid potential non-compliance with the covenants contained in it revolving credit and letter of credit facilities resulting from 1994 financial performance, the Company has obtained waivers and amendments. In June 1994 the Company amended such credit facilities, principally to reduce pricing and amend covenants related to leverage, fixed charge coverage and net worth. In December 1994 the Company negotiated waivers to certain financial covenants under such facilities. In March 1995 the Company again amended such facilities, principally to change pricing and amend covenants related to earnings, leverage, fixed charge coverage, net worth, capital expenditures and acquisitions.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

  In November 1994 the Company replaced its previous $150 million receivables purchase facility with a $130 million receivables transfer facility. The new facility provided more favorable pricing than the prior facility and altered, among other things, eligibility and reserve requirements. In connection with the renegotiation of financial covenants required to be maintained by such facility, the Company has agreed to increase reserve requirements and certain other changes. In addition, the maturity date of such facility has been changed to September 30, 1995 from November 1997. The Company has begun discussions with other financial institutions concerning the replacement of the existing accounts receivable facility. Any amendment or replacement of such facility will require the consent of the Company's lenders under its amended credit facilities.

  The Company anticipates that the $100 million principal amount of 8% notes due 1996 will require refinancing. The Company has conducted preliminary discussions concerning borrowings under private or public debt facilities to refinance such debt.

  Although there can be no assurance, the Company expects that it will be able to replace its accounts receivable facility and refinance its outstanding 8% notes.

  The Company believes that the various asserted claims and litigation in which it is currently involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome for any such claim or litigation. The Company believes that it has established adequate provisions for litigation liabilities in its financial statements in accordance with generally accepted accounting principles. These provisions include both legal fees and possible outcomes of legal proceedings. Further information concerning such claims and litigation is contained in Note 6 of the Notes to Consolidated Financial Statements.

Borg-Warner Security Corporation
Consolidated Statement of Operations

                                                                                              Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except per share)                                                       1992       1993       1994
------------------------------------------------------------------------------------------------------------------------
Net service revenues                                                                      $1,620.6   $1,764.6   $1,792.9

Cost of services                                                                           1,258.9    1,390.3    1,437.3
Selling, general and administrative expenses                                                 220.1      197.0      231.2
Depreciation                                                                                  51.5       55.3       57.6
Amortization of excess purchase price over net assets acquired                                21.4       16.5       16.1
Other income, net -- Note 10                                                                 (17.2)      (3.1)      (9.8)
Non-recurring elimination of excess purchase price over net assets acquired                      -      250.0          -
Interest expense and finance charges                                                          47.9       51.5       50.4
------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before taxes                                                                 38.0     (192.9)      10.1
Provision (benefit) for income taxes -- Note 11                                              (19.7)      22.2       (3.0)
------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) from continuing operations                                                   57.7     (215.1)      13.1
Loss from discontinued operations                                                            (12.1)      (1.5)         -
------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before extraordinary items and cumulative effect of accounting change        45.6     (216.6)      13.1
Extraordinary items:
 Loss from early extinguishment of debt, net of tax effects ($4.2 million
 benefit in 1992 and $5.3 million benefit in 1993) -- Note 5                                  (7.1)      (9.1)         -
Cumulative effect of initial application of new accounting standards -- Note 1                   -      (17.7)         -
------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss)                                                                      $   38.5    ($243.4)  $   13.1
========================================================================================================================
Earnings (loss) per common share:
 Continuing operations                                                                    $   2.94   $  (9.41)  $   0.56
 Discontinued operations                                                                     (0.61)     (0.07)         -
 Extraordinary items                                                                         (0.37)     (0.40)         -
 Cumulative effect of initial application of new accounting standards                            -      (0.77)         -
------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss) per share                                                          $   1.96    ($10.65)  $   0.56
========================================================================================================================

(See accompanying notes to financial statements)

Borg-Warner Security Corporation
Consolidated Balance Sheet


                                                                                            December 31,
----------------------------------------------------------------------------------------------------------
(millions of dollars)                                                                       1993      1994
----------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                 $ 11.2    $ 15.8
Receivables, net                                                                            82.7     106.7
Inventories                                                                                 10.8      12.2
Other current assets                                                                        23.5      24.8
----------------------------------------------------------------------------------------------------------
   Total current assets                                                                    128.2     159.5

Property, plant and equipment
 Land and buildings                                                                         53.0      50.7
 Machinery and equipment                                                                    98.3      79.3
 Subscribers' installations                                                                353.2     365.2
 Capital leases                                                                             44.4      37.0
 Construction in progress                                                                    3.4       5.5
----------------------------------------------------------------------------------------------------------
                                                                                           552.3     537.7

Less accumulated depreciation                                                              261.0     242.6
----------------------------------------------------------------------------------------------------------
 Net property, plant and equipment                                                         291.3     295.1

Net excess purchase price over net assets acquired                                         288.8     286.5
Deferred tax asset, net                                                                     37.4      50.8
Other assets                                                                                44.8      38.4
----------------------------------------------------------------------------------------------------------
   Total other assets                                                                      371.0     375.7
----------------------------------------------------------------------------------------------------------
                                                                                          $790.5    $830.3
==========================================================================================================

Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------------
Notes payable                                                                             $ 10.7    $ 14.5
Accounts payable and accrued expenses                                                      171.8     181.8
----------------------------------------------------------------------------------------------------------
   Total current liabilities                                                               182.5     196.3
Long-term debt                                                                             446.8     454.0
Other long-term liabilities                                                                133.7     136.2
Capital stock:
 Common stock, issued 22,235,700 shares in 1993 and 22,435,700 shares in 1994                0.2       0.2
 Series I non-voting common stock, issued 2,720,000 shares                                     -         -
Capital in excess of par value                                                              28.2      30.9
Retained earnings                                                                           15.9      29.7
Notes receivable -- management stock purchase                                               (1.8)     (1.0)
Cumulative translation adjustment                                                            1.3      (0.5)
----------------------------------------------------------------------------------------------------------
                                                                                            43.8      59.3
Treasury common stock, at cost, 2,151,108 shares in 1993 and 2,237,344 shares in 1994      (16.3)    (15.5)
----------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                               27.5      43.8
----------------------------------------------------------------------------------------------------------
                                                                                          $790.5    $830.3
==========================================================================================================

(See accompanying notes to financial statements)

Borg-Warner Security Corporation
Consolidated Statement of Cash Flows

                                                                                     Year Ended December 31,
-------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                               1992      1993      1994
-------------------------------------------------------------------------------------------------------------
Operating:
 Continuing operations:
 Net earnings (loss)                                                              $  57.7    ($215.1)  $ 13.1
 Adjustments to reconcile net earnings (loss) to net cash flows provided by continuing operations:
 Non-cash charges to earnings:
   Depreciation and amortization                                                     72.9       71.8     73.7
   Non-recurring elimination of excess purchase price over net assets acquired          -      250.0        -
   Amortization of debt discounts                                                    31.8        2.0      2.1
 Changes in assets and liabilities:
   (Increase) in receivables                                                        (20.1)      (4.7)   (22.0)
   (Increase) decrease in other current assets                                       (4.6)       2.1     (1.1)
   Increase (decrease) in accounts payable and accrued expenses                      13.9       (0.4)    10.0
   Net change in other long-term assets and liabilities                              (6.7)     (38.9)   (11.1)
 Gain on sales of businesses and other assets                                       (37.1)      (1.8)    (8.5)
-------------------------------------------------------------------------------------------------------------
   Net cash flows provided by continuing operations                                 107.8       65.0     56.2
 Discontinued operations:
   Net loss                                                                         (12.1)      (1.5)       -
   Other cash flows related to discontinued operations                               15.2      (11.2)    (2.2)
-------------------------------------------------------------------------------------------------------------
   Net cash flows provided by (used in) discontinued operations                       3.1      (12.7)    (2.2)
-------------------------------------------------------------------------------------------------------------

   Net cash provided by operating activities                                        110.9       52.3     54.0
Investing:
 Capital expenditures                                                               (70.2)     (68.8)   (67.0)
 Payments related to businesses acquired                                            (34.7)      (4.8)    (9.0)
 Proceeds from sales of fixed and other assets                                      181.0        5.7     16.9
-------------------------------------------------------------------------------------------------------------

   Net cash provided by (used in) investing activities                               76.1      (67.9)   (59.1)
Financing:
 Net (decrease) increase in notes payable                                           (16.0)     (19.3)     3.8
 Increases in long-term debt                                                        102.6      149.5     77.7
 Reductions in long-term debt                                                       (31.6)    (189.3)   (72.6)
 Net proceeds from the issuance of common stock                                         -       63.5        -
 Cash outflows related to early extinguishment of debt                             (224.5)    (246.4)       -
 BW-Automotive repayment/assumption of Company indebtedness                             -      249.9        -
 Sales of treasury common stock                                                       3.7        3.2      0.8
 Purchases of treasury common stock                                                 (13.5)      (0.1)       -
-------------------------------------------------------------------------------------------------------------

   Net cash provided by (used in) financing activities                             (179.3)      11.0      9.7
Effect of exchange rate changes on cash and cash equivalents                         (1.2)         -        -
-------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  6.5       (4.6)     4.6
Cash and cash equivalents at beginning of year                                        9.3       15.8     11.2
-------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                          $  15.8   $   11.2   $ 15.8
=============================================================================================================

Supplemental cash flow information:
   Interest paid                                                                  $  48.9   $   61.1   $ 46.0
   Income taxes paid (refunded)                                                      26.4       21.3     (3.2)

(See accompanying notes to financial statements)

Borg-Warner Security Corporation
Consolidated Statement of Stockholders' Equity

Years Ended December 31,                                          1992                   1993                  1994
-------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)               Shares   Amount       Shares     Amount      Shares   Amount
-------------------------------------------------------------------------------------------------------------------
Common Stock
Beginning balance                                  20,000,700   $  0.2   20,000,700   $   0.2   24,955,700   $  0.2
Shares issued in initial public offering                    -        -    3,795,000         -            -        -
Conversion of Series I non-voting shares
 to common shares                                           -        -    1,160,000         -      200,000        -
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                             20,000,700      0.2   24,955,700       0.2   25,155,700      0.2
===================================================================================================================
Capital in Excess of Par Value
Beginning balance                                                195.4                  187.3                  28.2
Shares issued in initial public offering                             -                   63.5                     -
Shares issued under stock option and
 related plans                                                    (8.1)                  (2.1)                  0.2
Spin-Off of BW-Automotive                                            -                 (230.0)                    -
Tax benefit from trust distribution and
 exercise of stock options                                           -                    9.5                   2.5
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                                           187.3                   28.2                  30.9
-------------------------------------------------------------------------------------------------------------------
Retained Earnings
Beginning balance                                                496.4                  520.6                  15.9
Net earnings (loss)                                               38.5                 (243.4)                 13.1
Spin-Off of BW-Automotive                                           -                  (259.9)                    -
Adjustment for deferred pension experience loss                  (14.3)                  (1.4)                  0.7
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                                           520.6                   15.9                  29.7
-------------------------------------------------------------------------------------------------------------------
Notes receivable--management stock purchase
Beginning balance                                                 (2.2)                  (2.1)                 (1.8)
Net activity                                                       0.1                    0.3                   0.8
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                                            (2.1)                  (1.8)                 (1.0)
-------------------------------------------------------------------------------------------------------------------
Cumulative Translation Adjustment
Beginning balance                                                 20.5                    9.3                   1.3
Spin-Off of BW-Automotive                                            -                   (7.7)                    -
Cumulative translation adjustment                                (11.2)                  (0.3)                 (1.8)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                                             9.3                    1.3                  (0.5)
-------------------------------------------------------------------------------------------------------------------
Investment Valuation Allowance
Beginning balance                                                 (5.1)                     -                     -
Baker Hughes, Inc. investment value adjustment                     5.1                      -                     -
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                                             0.0                    0.0                   0.0
-------------------------------------------------------------------------------------------------------------------
Treasury Stock
Beginning balance                                   1,164,400    (36.9)   1,188,316     (38.6)   2,151,108    (16.3)
Acquired shares                                       397,331    (13.5)       6,083      (0.1)           -        -
Shares issued under stock option and
 related plans                                       (373,415)    11.8     (203,291)      3.2     (113,764)     0.8
Conversion of Series I non-voting shares
 to common shares                                           -        -    1,160,000         -      200,000        -
Spin-Off of BW-Automotive                                   -        -            -      19.2            -        -
-------------------------------------------------------------------------------------------------------------------
Balance at December 31                              1,188,316    (38.6)   2,151,108     (16.3)   2,237,344    (15.5)
===================================================================================================================
Total Stockholders' Equity                                      $676.7                $  27.5                $ 43.8
===================================================================================================================

(See accompanying notes to financial statements)

Borg-Warner Security Corporation

Notes to Consolidated Financial Statments


Note 1 Summary of Accounting Policies

The following paragraphs briefly describe significant accounting policies. Certain 1992 and 1993 amounts have been reclassified to conform with the 1994 presentation. Prior to an initial public offering in January 1993, the name of the Company was changed from Borg-Warner Corporation to Borg-Warner Security Corporation.

Principles of consolidation

The consolidated financial statements include all significant subsidiaries. In January 1993 the Company distributed to its shareholders ("Spin-Off") all of the stock of Borg-Warner Automotive, Inc. ("BW-Automotive"). Therefore, BW-Automotive is treated as a discontinued operation for all periods presented. (See Note 3).

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash and certificates of deposit with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost of substantially all inventories is determined by the first-in, first-out (FIFO) method.

Property, plant and equipment and depreciation

Property, plant and equipment is valued at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized.

  Depreciation is computed generally on a straight-line basis over the estimated useful lives of related assets. The costs of alarm subscribers' installations are capitalized and depreciated over useful lives ranging from 8-15 years.

Income taxes

Income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. (See Note 11).

Retirement benefit plans

A number of eligible salaried and hourly employees participate in contributory or noncontributory defined benefit or defined contribution plans. Funding policy is based upon independent actuarial valuations and is within the limits required by ERISA for U.S. defined benefit plans.

  The benefits provided to certain salaried employees covered under various defined benefit plans are based on years of service and final average pay and utilize the projected unit credit method for cost allocation. The benefits provided to certain hourly employees under various defined benefit plans are based on years of service and utilize the unit credit method for cost allocation.

  A number of employees in the U.S. participate in defined contribution plans. Depending on the plan, contributions by the Company or its subsidiaries sponsoring the plans are based on the employees' salary, age, years of service, and/or a fixed schedule. These contributions are charged to earnings as they are made to the various plans.

Postretirement benefits

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and elected immediate recognition of the $15.0 million obligation and recorded a charge of $8.3 million (net of the related income tax benefit of $5.1 million) or $0.37 per share to reflect the cumulative effect of the change in accounting for periods prior to 1993. This new standard requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis.

Borg-Warner Security Corporation

Casualty insurance liabilities

The Company has accrued a discounted liability for the retained portion of insurance costs related to its various deductible policies. This insurance liability is determined by the Company based on claims filed and an estimate of claims incurred but not yet reported. Consistent with Securities and Exchange Commission Staff Accounting Bulletin Number 92, in 1993 the Company changed the method of selecting the discount rate from an overall cost of capital based rate to a rate based on risk-free monetary asset yields for securities with similar maturities. This change resulted in a reduction in the discount rate from 10% to 4% and a change in method of estimating the future cash flows related to this obligation. The cumulative effect was a charge to earnings of $9.4 million (net of applicable taxes of $6.0 million) or $0.40 per share. This amount, included in "Cumulative effect of initial application of new accounting standards" in the Statement of Operations, was recorded in the fourth quarter of 1993. This accounting change did not have a material impact on earnings from continuing operations. In 1994 the discount rate used to value the future obligation was increased to 7%.

Amortization of excess purchase price over net assets acquired

Excess purchase price over net assets acquired is being amortized on a straight-line basis over five to forty years, with the majority being amortized over forty years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired. If the review indicates a decline in the carrying value, the Company would adjust the amortization accordingly.

Intercompany allocations and transactions with BW-Automotive

Interest expense through the Spin-Off date has been allocated to the discontinued BW-Automotive operations on the basis of BW-Automotive's relative capital investment. Interest and taxes paid as shown on the Consolidated Statement of Cash Flows include the amounts related to both the continuing operations and discontinued BW-Automotive operations. Costs incurred at corporate headquarters in 1992 have been charged to BW-Automotive on the basis of a calculation of the estimated cost incurred related solely to the BW-Automotive operations. Such cost was charged to BW-Automotive in 1993 and 1994 based on a service agreement with the Company. Income taxes have been allocated to the BW-Automotive operations based on a calculation of the BW-Automotive operations' relative share of the combined operations' income taxes. To the extent the BW-Automotive operations operated at a loss, the tax benefit of such a loss was limited to the amount offset by the profits for the rest of the Company for that year. In those taxing jurisdictions in which the BW-Automotive operations operate independent of the Company's other units, taxes have been calculated independently on such operations. The Company and BW-Automotive have entered into a tax sharing agreement which calls for BW-Automotive to pay the Company for any operating loss carryforward apportioned to it as part of the Spin-Off at such time as the benefits related to such carryforward are realized by BW-Automotive.

Revenue recognition

Revenue is recognized at the time services are provided. In certain circumstances this can result in revenue recognition prior to customer billing and revenue deferral from advance billings.

Earnings per common share

Earnings per common share are based on average outstanding common shares and common share equivalents. Common share equivalents recognize the dilutive effects of common shares that may be issued in the future upon exercise of certain stock options.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


Note 2-Balance Sheet Information

Detailed balance sheet data are as follows:

                                                 December 31,
---------------------------------------------------------------
(millions of dollars)                            1993     1994
---------------------------------------------------------------
Receivables:
        Customers                               $78.4   $111.6
        Refundable income taxes                  10.7        -
        Other                                     2.4      2.8
--------------------------------------------------------------
                                                 91.5    114.4
           Less allowance for losses              8.8      7.7
--------------------------------------------------------------
Net receivables                                 $82.7   $106.7
==============================================================
Accounts payable and accrued expenses:
        Trade payables                          $23.1    $29.8
        Payroll and related                      53.2     57.7
        Casualty insurance                       40.5     43.9
        Interest                                  8.3      7.6
        Liabilities to former shareholders       11.5     10.5
        Deferred income                          11.3     11.2
        Other                                    23.9     21.1
--------------------------------------------------------------
Total accounts payable and accrued expenses    $171.8   $181.8
==============================================================

In November 1994, the Company replaced its previous $150 million receivables purchase facility with a $130 million receivables transfer facility expiring September 1995. The outstanding balance of receivables sold to the transfer facility at December 31, 1994 was $112 million, compared with $124 million sold at December 31, 1993. Receivables are sold without recourse to the Company.

  Selling, general and administrative expenses include provisions for losses on receivables of $4.4 million in 1992, $3.7 million in 1993, and $5.5 million in 1994. Receivables are recorded at expected realizable value, net of allowances.

  Accumulated amortization related to capital leases amounted to $23.5 million at December 31, 1993 and $15.6 million at December 31, 1994. Accumulated amortization related to excess of purchase price over net assets acquired amounted to $75.3 million at December 31, 1993 and $78.5 million at December 31, 1994.

  Trade payables include checks outstanding in excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks do not call for reimbursement until checks are presented for payment. Such amounts were $3.8 million at December 31, 1993 and $18.3 million at December 31, 1994.

  The non-current portion of the casualty insurance liability, included in other long-term liabilities, was $32.8 million and $44.2 million at December 31, 1993 and 1994, respectively. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities, was $73.3 million and $88.1 million at December 31, 1993 and 1994, respectively. The estimated aggregate undiscounted insurance liability was $81.0 million and $99.6 million at December 31, 1993 and 1994, respectively.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


Note 3-Discontinued Operations

On January 27, 1993 all of the outstanding common stock of BW-Automotive was distributed to the Company's stockholders. Following the distribution, the Company does not have any operations apart from the protective services business. Therefore, the remaining $250 million of excess of purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.

  BW-Automotive has been treated as discontinued in the consolidated financial statements for all periods presented, and previously reported results have been restated. Net revenues for previously consolidated BW-Automotive operations were $926.0 million and $66.5 million for 1992 and 1993, respectively. Net losses from the discontinued BW-Automotive operations were $12.1 million and $1.5 million, for 1992 and 1993, respectively. The revenues and net loss for 1993 are for the period from January 1 to January 27, 1993.

  BW-Automotive earnings reflect allocated interest of $44.8 million and $3.1 million in 1992 and 1993, respectively. BW-Automotive income tax expense of $2.7 million for 1992 and a $0.4 million benefit in 1993 have been calculated based on BW-Automotive's share of combined operations and participation in consolidated returns. BW-Automotive earnings also reflect a charge for costs incurred at corporate headquarters of $4.2 million in 1992. This charge was based on the estimated costs incurred related solely to the BW-Automotive operations.

  The Company and BW-Automotive have entered into agreements to provide for the allocation of certain corporate overhead expenses. During 1993 and 1994, BW-Automotive paid the Company $8.6 million and $2.8 million, respectively, for office space and services rendered under the agreements. BW-Automotive also paid the Company $1 million in 1993 under a Trademark and Trade Name License Agreement. In 1994 BW-Automotive paid $10 million to the Company for the purchase of certain trademarks and other rights. In 1993 the Company paid BW-Automotive $1.2 million under a tax sharing agreement related to settlement of 1992 federal income tax liabilities.

Note 4-Commitments

The Company is committed to pay rents on non-cancelable leases with terms exceeding one year. Rental amounts committed in future years are summarized at December 31, 1994 as follows:

(millions of dollars)
------------------------------------------------------------------------------
Fiscal                        Operating Leases  Capital Leases           Total
------------------------------------------------------------------------------
1995                                     $20.0           $11.3           $31.3
1996                                      16.8             7.6            24.4
1997                                      12.6             2.7            15.3
1998                                       8.6             0.8             9.4
1999                                       5.5             0.6             6.1
2000 and after                             5.7             4.4            10.1
------------------------------------------------------------------------------
  Total                                  $69.2           $27.4           $96.6
==============================================================================

Total rental expense amounted to $20.4 million in 1992, $25.3 million in 1993 and $25.6 million in 1994. Future capital lease rental payments include executory costs of $1.0 million, interest expense of $4.2 million and principal payments of $22.2 million. The 1995 principal payments of $9.2 million are included in notes payable.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Note 5-Notes Payable and Long-Term Debt

The following is a summary of notes payable and long-term debt which reflects all borrowings of the Company and its consolidated subsidiaries.

Debt                                               December 31, 1993               December 31, 1994
----------------------------------------------------------------------------------------------------
(millions of dollars)                      Current         Long-Term       Current         Long-Term
----------------------------------------------------------------------------------------------------
Bank borrowings (at an average rate of
  4.4% in 1993 and 5.4% in 1994)             $  --            $119.7         $  --             $88.0
Bank revolving commitment loan
  due through 1999 (at an average rate of
  6.9% in 1993 and 7.6% in 1994)                --              65.0            --             105.2
8% notes (face amount of $100 million
  due 1996)                                     --              95.5            --              97.5
Unsecured notes (at an average rate of
  10.4% in 1993 and 5.9% in 1994)              1.8               0.9           5.3               1.3
Capital lease liability (at an average rate
  of 9.5% in 1993 and 9.2% in 1994)            8.9              16.8           9.2              13.0
91/8% senior subordinated notes (face
  amount of $150 million due 2003)              --             148.9            --             149.0
----------------------------------------------------------------------------------------------------
Total notes payable and long-term debt       $10.7            $446.8         $14.5            $454.0
====================================================================================================

Maturities of long-term debt, including unamortized discount of $3.5 million, are as follows: 1996, $118.1 million; 1997, $55.3 million; 1998, $87.6 million;
1999, $43.0 million; and after 1999, $153.5 million.

  At December 31, 1994, the Company had a $190 million bank revolving credit facility, available until 1999. The committed amount under this facility reduces semi-annually during the remaining commitment period. Available future commitments at December 31 are as follows: 1995, $166 million; 1996, $138 million; 1997, $95 million; and 1998, $43 million. Unused commitments at December 31, 1994 were $84.8 million. Included in long-term debt at December 31, 1994 is $38.0 million of borrowings under short-term bank lines which are supported by the unutilized portion of the revolving credit facility and are therefore classified as long-term debt.

  Interest under the revolving credit facility is charged at various prime-and LIBOR-based interest rate options. Compensating cash balances are not required but facility fees and commitment fees are paid under the revolving credit agreement.

  The revolving credit facility contains numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness, to create or permit to exist certain liens or to pay dividends. In addition, the Company pledged the stock of certain of its subsidiaries under this agreement.

  In June 1994, the Company amended its revolving credit and letter of credit facilities, principally to reduce pricing and amend covenants related to leverage, fixed charge coverage and net worth tests. In December 1994, the Company negotiated waivers to certain financial covenants under its credit facilities. There was no impact to the Company's liquidity as a result of the revised covenant limits, and the Company was in compliance with all applicable covenants at December 31, 1994. In March 1995, the Company amended its credit facilities principally to change pricing and to amend covenants related to earnings, leverage, fixed charge coverage, net worth, capital expenditures and acquisitions.

  In May 1993, the Company issued $150 million principal amount of 91/8% senior subordinated debentures due 2003, discounted to yield 91/4%. Interest is payable semi-annually. These notes are unsecured and subordinated as to right of payment to other borrowings. The notes may be redeemed on or after May 1, 1998 at various premiums.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

  In 1993, a net of tax loss of $9.1 million was realized as an extraordinary item. This loss related to the redemption of $216.7 million principal amount of 13% Junior Subordinated Discount Debentures and $15.2 million principal amount of 12-3/4% Senior Subordinated Debentures.

  A net of tax loss of $7.1 million was realized as an extraordinary item in 1992 related to the redemption of $155.0 million principal amount of 13% Junior Subordinated Discount Debentures and $58.2 million principal amount of 14% Senior Subordinated Discount Debentures.

Note 6-Contingent Liabilities

The Company's discontinued property and casualty insurance subsidiary ("Centaur") ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. Rehabilitation is a process supervised by the Illinois Director of Insurance to attempt to compromise claim liabilities at an aggregate level that is not in excess of Centaur's assets. In rehabilitation, Centaur's assets are currently being used to satisfy claim liabilities under direct insurance policies written by Centaur. Any remaining assets will be applied to Centaur's obligations to other insurance companies under reinsurance contracts. If all of Centaur's obligations are not satisfied through rehabilitation, it is possible that satisfaction could be sought from the Company for Centaur's liabilities.

  The foregoing has resulted in one pending lawsuit against the Company, certain of its current and former subsidiaries, and directors and officers of certain current and former subsidiaries for recovery of alleged damages incurred because of Centaur's failure to satisfy its reinsurance obligations. The lawsuit seeks an aggregate of $24 million for current losses, $66 million for future losses and $270 million for punitive damages. The Company believes that any damages for failure to satisfy reinsurance obligations are solely the responsibility of Centaur and that the resolution of the lawsuit relating to Centaur, including the Company's indemnification obligations to certain former officers and directors, will not have a material adverse effect on its financial position or future operating results; however, no assurance can be given as to the ultimate outcome with respect to such lawsuit.

  The Company and certain of its current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, estimated legal fees and other factors, the Company has aggregate amount of approximately $11 million (relating to environmental matters with respect to discontinued operations of the Company). If any environmental liability claim relating to the Company's former chemical and plastics business is made, the Company is indemnified by the purchaser of such business, General Electric Company. Since the disposition, the Company has notified General Electric Company of various claims made with respect to the Company's former chemical and plastics business and General Electric Company has assumed all of such claims and has not contested its indemnification obligations. There is no dollar limitation on the General Electric Company's indemnification obligations and

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


there are no other material limitations or exclusions with respect thereto. If any environmental liability claim relating to the operations of the Company's discontinued automotive subsidiary is made, the Company will be indemnified by such former subsidiary.

  The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

  The Company has guaranteed borrowings of $2.0 million of affiliates and discontinued operations as of December 31, 1994.

Note 7-Retirement Benefits

The Company has various defined benefit and defined contribution plans which cover eligible employees.

  Retirement benefit expense amounted to $4.0 million, $4.8 million and $5.8 million in 1992, 1993 and 1994, respectively. This expense includes postretirement life insurance and medical benefits of $1.0 million, $0.4 million and $0.2 million for 1992, 1993 and 1994, respectively. Also included are defined contribution plan expenses of $1.6 million, $1.4 million and $1.6 million in 1992, 1993 and 1994, respectively.

  The following table sets forth the funded status of the defined benefit plans:

Funded Status                                    December 31, 1993   December 31, 1994
--------------------------------------------------------------------------------------
(millions of dollars)                                Over    Under       Over    Under
--------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                   $40.1    $44.4      $37.8    $39.5
  Non-vested benefits                                 0.9      1.8        1.1      1.9
--------------------------------------------------------------------------------------
  Accumulated benefit obligations                    41.0     46.2       38.9     41.4
Effect of projected future compensation levels        7.5        -        5.1        -
--------------------------------------------------------------------------------------
Projected benefit obligation                         48.5     46.2       44.0     41.4
Plan assets at fair value                            45.0     30.9       44.4     27.9
--------------------------------------------------------------------------------------
Assets in excess of (less than) projected benefit
  obligation                                         (3.5)   (15.3)       0.4    (13.5)
Unrecognized net loss                                11.5     11.6        6.4     10.2
Unrecognized prior service cost                      (2.0)     3.4       (1.9)     3.0
--------------------------------------------------------------------------------------
Net asset (liability) before minimum liability        6.0     (0.3)       4.9     (0.3)
Adjustment required to recognize
  minimum liability                                     -    (15.0)         -    (13.2)
--------------------------------------------------------------------------------------
Net asset (liability) on balance sheet               $6.0   ($15.3)      $4.9   ($13.5)
======================================================================================

Assets held in trust for the defined benefit plans are comprised of marketable equity and fixed income securities.

  Net periodic pension expense for the defined benefit plans was comprised as follows:

                                                    Year Ended December 31,
----------------------------------------------------------------------------
(millions of dollars)                             1992       1993       1994
----------------------------------------------------------------------------
Service cost                                      $2.0       $2.2       $3.0
Interest cost                                      4.2        6.7        6.7
Actual return on assets                           (4.3)      (8.5)       1.1
Net amortization and deferrals                    (0.5)       2.6       (6.9)
----------------------------------------------------------------------------
 Net periodic pension cost                        $1.4       $3.0       $3.9
============================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued



The Company's assumptions used as of December 31, 1992, 1993 and 1994 in determining the pension cost and pension liability shown above were as follows:

(percent)                                 1992       1993       1994
--------------------------------------------------------------------
Discount rate                              8.5        7.5        8.5
Rate of salary progression                 4.5        4.0        4.0
Long-term rate of return on assets      9.5-10     9.5-10        9.5

The Company also has postretirement benefits covering certain existing and former employees, including employees of certain businesses which have been divested by the Company. The Company adopted SFAS 106 on January 1, 1993, which resulted in an after-tax charge of $8.3 million and is included on the Statement of Operations under the caption "Cumulative effect of initial application of new accounting standards." In 1993, SFAS 106 did not have a material impact on the Company's results from continuing operations. The liabilities for these benefits as of December 31, 1994 and 1993 are $12.9 million and $14.7 million, respectively, and are included in "Other long-term liabilities." The discount rate used in determining this liability was 8.5% and assumed medical expense increases of 9.5% per year for 1995 grading to 5.5% per year by 1999.

Note 8--Stock Options and Management
Stock Purchases
Stock Option Plan

The Company has two plans which authorize the grant of options to purchase 3,000,000 shares of the Company's common stock. All options granted to date carry exercise prices ranging from $5.00 to $21.19 per share. These prices correspond to the fair market value (as defined in the plans) of the Company's common stock at the time of grant.

  In 1992, 1993 and 1994 there were no options canceled or converted.

  Common shares under option for the years ended December 31, 1992, 1993 and 1994 are summarized as follows:

                                                  Number of Shares      Aggregate Option Price
-----------------------------------------------------------------------------------------------
(shares in thousands, dollars in millions)      1992    1993    1994    1992    1993    1994
-----------------------------------------------------------------------------------------------
Shares under option at January 1               1,541   1,339   1,472   $12.6   $13.9   $19.9
Granted                                          251     385     593     4.1     8.0     9.7
Exercised                                       (372)   (203)   (114)   (1.9)   (1.3)   (1.1)
Forfeited                                        (81)    (49)   (108)   (0.9)   (0.7)   (1.8)
-----------------------------------------------------------------------------------------------
Shares under option at end
  of period                                    1,339   1,472   1,843   $13.9   $19.9   $26.7
===============================================================================================
Options exercisable                              954     907     881
=====================================================================
Shares available for future grants                 8     172     186
=====================================================================

Of the 1,843,465 options outstanding at December 31, 1994, 880,989 are presently exercisable and the remaining 962,476 will vest over the next three-year period based upon periods of employment.

  In connection with the Spin-Off, each outstanding option was exchanged for (i) an adjusted option to purchase the same number of post-Spin-Off shares of common stock at a price equal to 50% of the pre-Spin-Off exercise price, and (ii) an option to purchase the same number of shares of common stock of BW-Automotive at a price equal to 50% of the pre-Spin-Off exercise price. Thus, the exercise price of an option held prior to the Spin-Off equals the sum of the exercise prices of the two options for which it was exchanged.


Notes Receivable--Management
Stock Purchase

Included among the Company's equity holders are members of management. Purchases of shares by management have been funded in part by loans from the Company. These loans, which totalled approximately $1.8 million at December 31, 1993 and $1.0 million at December 31, 1994, bear interest of approximately 6% and are offset against stockholders' equity in the Consolidated Balance Sheets at such dates.

Borg--Warner Security Corporation
Notes to Consolidated Financial Statements, continued



Note 9-Business Segment Information

The Company's operations have been classified into four business segments: guard, alarm, armored and courier services. The guard segment provides contract security officers to patrol client facilities, monitor electronic systems and control public and employee access. The alarm segment primarily designs, installs, monitors and services sophisticated electronic security systems and fire and intrusion detection systems. The armored segment transports currency, securities and other valuables. Additionally, this segment provides full-service automated teller machine operations and cash management services such as deposit verification and currency processing. The courier segment provides transportation of time-sensitive, non-negotiable financial documents and small packages.

  Intersegment sales are not significant. Operating profit by business segment represents total revenues less operating expenses, depreciation and amortization, and excludes interest income, interest expense, income taxes and net unallocated corporate expenses.

  Identifiable assets are those assets employed in each segment's operation, including an allocated value to each segment of cost in excess of net assets acquired. Corporate assets consist principally of cash and cash equivalents, certain corporate receivables and other assets.

  Summarized financial information by business segment for 1992, 1993 and 1994 is as follows:

                                                   Year Ended December 31,
-----------------------------------------------------------------------------
(millions of dollars)                              1992       1993       1994
-----------------------------------------------------------------------------
Net sales:
  Guard services                               $1,098.0   $1,198.0   $1,209.4
  Alarm services                                  203.5      213.2      206.2
  Armored services                                156.4      180.9      211.2
  Courier services                                162.7      172.5      166.1
-----------------------------------------------------------------------------
    Total net sales                            $1,620.6   $1,764.6   $1,792.9
=============================================================================

Operating profit:
  Guard services                                  $55.4      $58.5      $54.5
  Alarm services                                   29.7       31.1       14.9
  Armored services                                 10.6       13.3        6.7
  Courier services                                 10.3        7.4        1.1
-----------------------------------------------------------------------------
    Total operating profit                        106.0      110.3       77.2
-----------------------------------------------------------------------------
  Corporate expenses                              (37.3)      (4.8)     (26.5)
  Other income                                     17.2        3.1        9.8
  Interest expense                                (47.9)     (51.5)     (50.4)
  Non-recurring elimination of excess purchase
    price over net assets acquired                    -     (250.0)         -
-----------------------------------------------------------------------------
  Earnings (loss) before taxes                     38.0     (192.9)      10.1
  Tax (provision) benefit                          19.7      (22.2)       3.0
-----------------------------------------------------------------------------
  Earnings (loss) from continuing operations      $57.7    ($215.1)     $13.1
=============================================================================

Depreciation:
  Guard services                                   $6.5       $7.0       $7.4
  Alarm services                                   33.6       36.5       38.0
  Armored services                                  6.0        6.7        7.0
  Courier services                                  4.8        4.7        4.8
  Corporate                                         0.6        0.4        0.4
-----------------------------------------------------------------------------
    Total depreciation                            $51.5      $55.3      $57.6
=============================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


                                        Year Ended December 31,
----------------------------------------------------------------
(millions of dollars)                      1992    1993    1994
----------------------------------------------------------------
Amortization of excess purchase price
 over net assets acquired:
  Guard services                           $9.0   $11.5   $11.1
  Alarm services                            2.6     2.2     2.3
  Armored services                          1.0     1.3     1.3
  Courier services                          1.4     1.3     1.3
  Corporate                                 7.4     0.2     0.1
----------------------------------------------------------------
    Total amortization                    $21.4   $16.5   $16.1
================================================================

Capital expenditures:
  Guard services                           $7.5    $6.8    $8.6
  Alarm services                           46.1    49.8    44.6
  Armored services                         12.0     5.7     6.2
  Courier services                          4.6     6.5     7.6
----------------------------------------------------------------
    Total capital expenditures            $70.2   $68.8   $67.0
================================================================

Identifiable assets:
  Guard services                                 $228.4  $235.0
  Alarm services                                  340.0   361.2
  Armored services                                 76.1    90.4
  Courier services                                 39.4    46.3
  Corporate                                       106.6    97.4
----------------------------------------------------------------
    Total identifiable assets                    $790.5  $830.3
================================================================


Note 10--Other Income, Net

Items included in other income consist of:

                                        Year Ended December 31,
----------------------------------------------------------------
(millions of dollars)                      1992    1993    1994
----------------------------------------------------------------
Interest income                            $1.3    $0.2    $0.1
Gain on sales of assets, net                6.5     1.9     8.5
Other, including dividend income            9.4     1.0     1.2
----------------------------------------------------------------
Total                                     $17.2    $3.1    $9.8
================================================================


In 1992, other income includes a $7.5 million gain on the settlement of a note related to a prior divestiture. In 1994, gain on sales of assets includes a $9.9 million gain on the sale of certain trademarks and other rights to BW-Automotive.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Note 11-Income Taxes

Earnings (loss) before income taxes from continuing operations and provision (benefit) for income taxes consist of:

                                      1992                       1993                        1994
-----------------------------------------------------------------------------------------------------------
(millions of dollars)       U.S.  Non-U.S.    Total     U.S.  Non-U.S.    Total     U.S.  Non-U.S.    Total
-----------------------------------------------------------------------------------------------------------
Earnings (loss) before
 income taxes              $32.2      $5.8    $38.0  ($197.4)    $ 4.5  ($192.9)    $7.4      $2.7    $10.1
===========================================================================================================
Income taxes:
 Current:
   Federal/Foreign          $0.6      $3.7     $4.3     $4.1      $1.6     $5.7     $3.8      $1.7     $5.5
   State                     5.0         -      5.0      3.0         -      3.0      0.9         -      0.9
-----------------------------------------------------------------------------------------------------------
                             5.6       3.7      9.3      7.1       1.6      8.7      4.7       1.7      6.4
 Deferred                  (21.0)        -    (21.0)    13.5         -    13. 5     (9.4)        -     (9.4)
-----------------------------------------------------------------------------------------------------------
                           (15.4)      3.7    (11.7)    20.6       1.6     22.2     (4.7)      1.7     (3.0)
 Business tax credits       (8.0)        -     (8.0)       -         -        -        -         -        -
-----------------------------------------------------------------------------------------------------------
 Provision (benefit) for
   income taxes           ($23.4)     $3.7   ($19.7)   $20.6      $1.6    $22.2    ($4.7)     $1.7    ($3.0)
===========================================================================================================

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:

(millions of dollars)                                     1992     1993   1994
------------------------------------------------------------------------------
Income taxes at U.S. statutory rate of 34%
  in 1992, and 35% in 1993 and 1994                      $12.9   ($67.5)  $3.5
Increases (decreases) resulting from:
  Non-recurring elimination of excess
    purchase price over net assets acquired                  -     87.5      -
  Change in tax basis                                    (30.6)       -   (7.0)
  State income taxes                                       4.1      2.0    0.6
  Business tax credits, net                               (8.0)       -      -
  Impact of AMT generated tax liability                    2.7        -      -
  Non-temporary differences                               (2.1)     0.2    1.0
  Net operating loss carryforward benefit                 (0.8)       -      -
  Other, net                                               2.1        -   (1.1)
------------------------------------------------------------------------------
Income taxes reported                                   ($19.7)   $22.2  ($3.0)
==============================================================================

Following are the gross components of the deferred tax (asset) liability as of December 31, 1993 and 1994:

(millions of dollars)                              1993            1994
-----------------------------------------------------------------------
Deferred tax liabilities                          $96.8           $88.0
Deferred tax assets                               $76.9           $73.9
Net operating loss carryforward                    18.5            20.9
Tax credit carryforwards                           55.0            55.8
Valuation allowance                               (16.2)          (11.8)
-----------------------------------------------------------------------
                                                 $134.2          $138.8
-----------------------------------------------------------------------
                                                 ($37.4)         ($50.8)
=======================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


Significant elements of the gross deferred tax liability at December 31, 1993 and 1994 were as follows:

(millions of dollars)                                               1993    1994
--------------------------------------------------------------------------------
Excess of financial accounting basis over tax basis:
   Fixed assets                                                    $52.8   $54.6
   Investments                                                      12.8    13.1

Significant elements of the gross deferred tax asset at December 31, 1993 and 1994 were as follows:

(millions of dollars)                                               1993    1994
--------------------------------------------------------------------------------
Pension liabilities                                                 $8.0    $5.4
Liabilities for casualty insurance                                  28.6    34.9
Liabilities related to discontinued operations                      13.0    13.2

  Deferred tax assets for future benefits of tax credit carryforwards at December 31, 1993 and 1994 were as follows:

(millions of dollars)                                               1993    1994
--------------------------------------------------------------------------------
General business credit                                            $21.5   $26.5
Minimum tax credit                                                  26.8    27.0
Foreign tax credit                                                   6.7     2.3

  The foreign tax credit carryforward has been fully considered in the valuation allowance at both December 31, 1993 and 1994 while an additional allowance of $9.5 million at both December 31, 1993 and 1994 has been established against the other credits.

  The general business credit carryforward will expire in years 2004-2009, the net operating loss carryforward will expire in 2009, while the minimum tax credit can be carried forward indefinitely.

Note 12--Capital Stock

The following table summarizes the Company's capital stock at December 31, 1993 and 1994:

                                                          December 31,
-----------------------------------------------------------------------------
(thousands of shares)                                    1993            1994
-----------------------------------------------------------------------------
Common stock, $.01 par value:
  Authorized                                         50,000.0        50,000.0
  Issued                                             22,235.7        22,435.7
  Outstanding                                        21,444.6        21,758.4

Series I non-voting common stock, $.01 par value:
  Authorized                                         25,000.0        25,000.0
  Issued                                              2,720.0         2,720.0
  Outstanding                                         1,360.0         1,160.0

Preferred stock, $.01 par value:
  Authorized                                          5,000.0         5,000.0
  Issued and outstanding                                    -               -

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Note 13--Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

Cash and cash equivalents, receivables, notes payable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt

The carrying amounts of the Company's bank borrowings under its short-term bank lines and revolving credit agreement approximate fair value because the interest rates are reset periodically to reflect current market rates. The fair values of the Company's other long-term debt either approximate carrying value or are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

  The carrying amounts and fair values of long-term debt at December 31, 1993 and 1994 are as follows:

                                                 December 31,
---------------------------------------------------------------
(millions of dollars)                          1993        1994
---------------------------------------------------------------
Carrying amount                              $430.0      $441.0
Fair value                                    440.1       419.3

Letters of credit

The Company utilizes third-party letters of credit to guarantee certain self-insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value/fair value of the letters of credit at December 31, 1993 and 1994 was $144.1 million and $130.7 million, respectively. To monitor the counterparties' ability to perform, these letters of credit are only executed with major financial institutions, and full performance is anticipated.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Note 14--Interim Financial Information (Unaudited)

The following information includes all adjustments, consisting only of normal recurring items, which the Company considers necessary for a fair presentation of 1993 and 1994 interim results of operations.

                                                       1993 Quarter Ended                          1994 Quarter Ended
-----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except per share)     March 31 June 30 Sept. 30 Dec. 31 Year 1993 March 31 June 30 Sept. 30 Dec. 31 Year 1994
-----------------------------------------------------------------------------------------------------------------------------------
Net service revenues                          $425.5  $431.6   $437.6  $469.9  $1,764.6   $439.1  $444.1   $450.7  $459.0  $1,792.9

Cost of services                               334.3   338.9    341.5   375.6   1,390.3    349.6   354.6    361.0   372.1   1,437.3
Selling, general and
  administrative expenses                       51.8    48.1     50.1    47.0     197.0     52.7    51.4     52.8    74.3     231.2
Depreciation                                    13.3    13.7     14.1    14.2      55.3     14.3    14.3     14.4    14.6      57.6
Amortization of excess purchase
  price over net assets acquired                 4.0     4.1      4.2     4.2      16.5      4.1     4.2      4.0     3.8      16.1
Other income                                    (0.8)   (0.1)    (1.0)   (1.2)     (3.1)    (0.5)   (0.4)    (0.2)   (8.7)     (9.8)
Non-recurring elimination of
  excess purchase price over
  net assets acquired                          250.0       -        -       -     250.0        -       -        -       -         -
Interest expense and finance
  charges                                       12.4    14.1     12.9    12.1      51.5     11.9    12.3     13.0    13.2      50.4
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) before taxes                (239.5)   12.8     15.8    18.0    (192.9)     7.0     7.7      5.7   (10.3)     10.1
Provision (benefit) for income taxes             4.0     4.9      6.4     6.9      22.2      2.8     3.1      2.3   (11.2)     (3.0)
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) from
    continuing operations                     (243.5)    7.9      9.4    11.1    (215.1)     4.2     4.6      3.4     0.9      13.1
Loss from discontinued operations               (1.5)      -        -       -      (1.5)       -       -        -       -         -
-----------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) before extra-
    ordinary items and cumulative
    effect of accounting change               (245.0)    7.9      9.4    11.1    (216.6)     4.2     4.6      3.4     0.9      13.1
Extraordinary items:
  Loss from early extinguishment
    of debt                                     (6.6)      -     (2.5)      -      (9.1)       -        -       -       -         -
Cumulative effect of initial
  application of new
  accounting standards                          (8.3)      -        -    (9.4)    (17.7)       -        -       -       -         -
-----------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                        ($259.9)   $7.9     $6.9    $1.7   ($243.4)    $4.2     $4.6    $3.4    $0.9     $13.1
===================================================================================================================================

Earnings (loss) per common share:
  Continuing operations                      ($11.06)   $0.34   $0.40   $0.48    ($9.41)   $0.18    $0.20   $0.15   $0.03     $0.56
  Discontinued operations                      (0.07)       -      -        -     (0.07)       -        -       -       -         -
  Extraordinary items                          (0.30)       -   (0.10)      -     (0.40)       -        -       -       -         -
  Cumulative effect of initial
    application of new
    accounting standards                       (0.37)       -       -   (0.40)    (0.77)       -        -       -       -         -
-----------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) per share            ($11.80)   $0.34   $0.30   $0.08   ($10.65)   $0.18    $0.20   $0.15   $0.03     $0.56
===================================================================================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Note 15-Pro Forma Financial Information (Unaudited)

The following pro forma financial information of the Company consists of Pro Forma Consolidated Statements of Operations for the years ended December 31, 1993 and 1992. There is no Pro Forma Condensed Consolidated Balance Sheet because the Consolidated Balance Sheet already reflects all transactions for which pro forma adjustments have been made. The Pro Forma Consolidated Statement of Operations for the year ended December 31, 1993 was prepared to illustrate the results of operations in the absence of the non-recurring elimination of excess purchase price. There is no adjustment to interest expense because the additional interest paid for the period prior to the Spin-Off was offset by the allocation of interest to the discontinued automotive operations. There is no tax impact because the elimination of excess purchase price was not deductible for federal income tax purposes. The Pro Forma Consolidated Statement of Operations for the year ended December 31, 1992 was prepared to illustrate the estimated effects of (a) the Spin-Off and resulting elimination of amortization of excess purchase price not directly attributed to the protective services business, (b) the adjustment to interest expense and finance charges for the repayment of debt from the proceeds of the Baker Hughes transaction, the effect of the Spin-Off, the public offering and the refinancing of bank indebtedness,
(c) adjustment of corporate expenses to reflect the Company on a stand-alone basis, (d) elimination of certain non-recurring transactions, principally related to asset dispositions, and (e) the tax effect of the foregoing. Average shares outstanding for both periods were adjusted as if the shares had been issued at the beginning of the periods. The Pro Forma Consolidated Statements of Operations for the years ended December 31, 1993 and 1992 were prepared as if such transactions had occurred at the beginning of the periods presented. The historical information contained in such statements reflects the treatment of BW-Automotive as a discontinued operation. The adjustments are based upon currently available information and upon certain assumptions that the Company believes are reasonable in the circumstances. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions had occurred on such date or at the beginning of periods indicated or to project the Company's results of operations at any future date or for any future period.

  The Pro Forma Consolidated Statements of Operations and accompanying notes should be read in conjunction with the historical Consolidated Financial Statements appearing elsewhere in this report.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

Pro Forma Consolidated Statement of Operations (Unaudited)

                                                        Year Ended December 31, 1993
---------------------------------------------------------------------------------------
(millions of dollars, except per share)              Historical  Adjustments  Pro Forma
---------------------------------------------------------------------------------------
Net service revenues                                   $1,764.6                $1,764.6

Cost of services                                        1,390.3                 1,390.3
Selling, general and administrative expenses              197.0                   197.0
Depreciation                                               55.3                    55.3
Amortization of excess purchase price over net
  assets acquired                                          16.5                    16.5
Other income                                               (3.1)                   (3.1)
Non-recurring elimination of excess purchase price        250.0    $(250.0)(a)       --
Interest expense and finance charges                       51.5                    51.5
---------------------------------------------------------------------------------------
  Earnings (loss) before income taxes                    (192.9)     250.0         57.1
Provision for income taxes                                 22.2                    22.2
---------------------------------------------------------------------------------------
Earnings (loss) from continuing operations             $ (215.1)   $ 250.0     $   34.9
=======================================================================================

Earnings (loss) per share from continuing operations   $  (9.41)   $ 10.91     $   1.50
=======================================================================================

Average shares outstanding (in millions)                   22.9        0.4         23.3
=======================================================================================

Pro Forma Consolidated Statement of Operations (Unaudited)

                                                        Year Ended December 31, 1992
---------------------------------------------------------------------------------------
(millions of dollars, except per share)              Historical  Adjustments  Pro Forma
---------------------------------------------------------------------------------------
Net service revenues                                   $1,620.6                $1,620.6

Cost of services                                        1,258.9                 1,258.9
Selling, general and administrative expenses              220.1    $(19.1)(c)     201.0
Depreciation                                               51.5                    51.5
Amortization of excess purchase price over net
  assets acquired                                          21.4      (7.3)(a)      14.1
Other income                                              (17.2)     16.2 (d)      (1.0)
Interest expense and finance charges                       47.9       1.3 (b)      49.2
---------------------------------------------------------------------------------------
  Earnings before income taxes                             38.0       8.9          46.9
Provision (benefit) for income taxes                      (19.7)     36.1 (e)      16.4
---------------------------------------------------------------------------------------
Earnings (loss) from continuing operations             $   57.7    $(27.2)         30.5
=======================================================================================
Earnings (loss) per share from continuing operations   $   2.94    $(1.64)     $   1.30
=======================================================================================

Average shares outstanding (in millions)                   19.6       3.8          23.4
=======================================================================================

Borg-Warner Security Corportion
Notes to Consolidated Financial Statements, continued


The following table sets forth the Statement of Operations adjustments by period individually and summarizes the totals shown in the adjustment column on the Pro Forma Consolidated Statements of Operations:

                                                               Year Ended December 31,
----------------------------------------------------------------------------------------------
                                                               1992                       1993
----------------------------------------------------------------------------------------------
(millions of dollars)                            Amount      Letter        Amount       Letter
----------------------------------------------------------------------------------------------
Selling, general and administrative expenses:
  Eliminate non-recurring expenses including
    headquarters cost                            ($19.1)         (c)

Amortization of excess purchase price              (7.3)         (a)

Eliminate non-recurring elimination of excess
  purchase price                                                          ($250.0)          (a)

Other income:
  Eliminate non-recurring gains on sales           14.3          (d)
  Eliminate BHI dividend                            1.9          (d)
----------------------------------------------------------------------------------------------
                                                   16.2

Interest expense and finance charges                1.3          (b)

Provision for income taxes                         36.1          (e)

Independent Auditors' Report


The Board of Directors and Stockholders
  Borg-Warner Security Corporation




We have audited the consolidated balance sheets of Borg-Warner Security Corporation and subsidiaries as of December 31, 1993 and 1994 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Security Corporation and subsidiaries at December 31, 1993 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 1, the Company changed its method of accounting for postretirement benefits other than pensions and the method of selecting the discount rate to discount its casualty insurance liabilities in 1993.



Sig. of Deloitte & Touche LLP
Deloitte & Touche LLP
Chicago, Illinois

February 10, 1995, except as to the fourth sentence of the fifth paragraph of
Note 5, for which the date is March 15, 1995.