Form 10-K405, Exhibit 13
period 1995-12-31
BORG WARNER SECURITY CORP
filed 1996-03-21
CIK 817945

CONSOLIDATED STATISTICAL REVIEW

The following table sets forth selected financial information for Borg-Warner Security Corporation. The information is derived from the audited financial statements of the Company and treats Borg-Warner Automotive, Inc., which was spun off in January 1993, as a discontinued operation. The selected financial data should be read in connection with the 1995 consolidated financial statements and accompanying notes.

STATEMENT OF OPERATIONS DATA

------------------------------------------------------------------------------------------------
                                                                         Year Ended December 31,
(millions of dollars, except share data)      1991        1992        1993       1994       1995
------------------------------------------------------------------------------------------------
Net service revenues                      $1,555.4    $1,620.6    $1,764.6   $1,792.9   $1,862.5
Provision (benefit) for income taxes/(1)/      9.4       (19.7)       22.2       (3.0)       5.9
Earnings (loss) from continuing
   operations/(2)/                            25.2        57.7      (215.1)      13.1        5.9
Earnings (loss) from continuing
   operations per share                      $1.28       $2.94      ($9.41)     $0.56      $0.25
Average common shares and equivalents
   outstanding in thousands/(3)/            19,698      19,647      22,858     23,170     23,399

BALANCE SHEET DATA
------------------------------------------------------------------------------------------------
(at end of period)
------------------------------------------------------------------------------------------------
Total assets                              $1,866.3    $1,758.1    $  790.5   $  830.3   $  851.4
Total debt                                   872.9       746.6       457.5      468.5      489.1
Stockholders' equity                         668.3       676.7        27.5       43.8       49.7
Net assets of discontinued
   Borg-Warner Automotive operations         743.5       728.2          --         --         --

STOCK PRICES
------------------------------------------------------------------------------------------------
1995 Quarters                                First        Second          Third          Fourth
------------------------------------------------------------------------------------------------
High                                         $9-7/8        $9-1/2         $9-3/8          $13
Low                                          $5-1/2        $6-7/8         $8-3/8          $7-1/8

1994 Quarters
------------------------------------------------------------------------------------------------
High                                         $22           $16-7/8        $12-3/4        $11-1/8
Low                                          $16-3/8       $10-3/4        $10-5/8         $8-1/4

(1) Effective January 1, 1991, the Company changed its method of accounting for income taxes to conform to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes for the years ended December 31, 1992 and 1994 reflect certain adjustments related to changes in tax bases. See
Note 11 to the Consolidated Financial Statements.

(2) Following the spin-off of Borg-Warner Automotive, $250 million of excess purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.

(3) The average common shares outstanding include 3,795,000 shares sold through an initial public offering on January 27, 1993.

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations

               Overview The Company's protective services business is divided into four business units: guard services, alarm services, armored services and courier services. The Company's consolidated net service revenue increased 4% in 1995 and 2% in 1994. All business units except courier reported higher revenues in 1995, with the largest gains due to higher volume at armored services and recognition of alarm revenue under sales-type leases. The 1994 increase resulted primarily from higher volume and acquisitions by armored services.

                           Operating profit, which is pretax earnings before
                         interest expense and unallocated corporate expenses, increased 9% in 1995 following a 30% decrease in 1994. The increase in 1995 operating profit reflects operating margin improvements in the guard and alarm units throughout the year, and continued strong armored performance. The higher operating margins primarily resulted from improved pricing and cost control programs. Margins declined at all units in 1994 as selling price pressures continued despite rising direct costs.

  Results of Operations  The following table sets forth the net service revenues and operating profit by unit for the three years ended December 31, 1995:

                                                                                   Year ended December 31,
                         .................................................................................
                         (millions of dollars)                                    1993      1994      1995
                         .................................................................................
                         Net service revenues:
                         Guard services                                       $1,198.0  $1,209.4  $1,222.8
                         Alarm services                                          213.2     206.2     254.7
                         Armored services                                        180.9     211.2     231.0
                         Courier services                                        172.5     166.1     154.0
                         .................................................................................
                         Total net service revenues                           $1,764.6  $1,792.9  $1,862.5
                         =================================================================================

                         Operating profit:
                         Guard services                                          $58.5     $54.5     $56.4
                         Alarm services                                           31.1      14.9      15.8
                         Armored services                                         13.3       6.7      13.7
                         Courier services                                          7.4       1.1      (1.6)
                         .................................................................................
                         Total operating profit                                 $110.3     $77.2     $84.3
                         =================================================================================

                         Consolidated revenue for 1995 includes $38.5 million related to recognition of certain alarm services contracts as sales-type leases. There was no comparable activity in 1994 or 1993. Excluding the impact of the sales-type leases, consolidated revenue for 1995 increased 2% over 1994.

         Guard Services  Guard service revenue increased slightly in 1995 and
                         1994. Revenue growth was achieved despite competitive pressures. The Company also experienced moderately higher billing rates to offset higher labor costs. The 1994 revenue increase was due to internal growth and improved customer retention.

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations, continued

                         Guard's operating profit increased 3% in 1995 after declining 7% in 1994. Profit trailed 1994 in the first half of the year. However, it exceeded 1994 during the second half of 1995 due to stabilizing gross margins and operations streamlining. During 1994 and continuing into 1995, competitive market conditions had constrained the Company's ability to increase prices in response to cost increases. The guard unit was reorganized in February 1994 by combining the corporate administrative functions and establishing regional offices. Operating margins also improved due to continued consolidation of certain support staff and field operations in 1995.

        Alarm Services   Alarm service revenue increased 24% in 1995 following a
                         3% decrease in 1994. Excluding the impact of leasing commercial and residential alarm installations under sales-type leases, revenue increased 5% in 1995, primarily as a result of higher direct sales of commercial alarm installations and higher service revenue on residential operations. The increase in revenue related to sales-type leases will be offset in future periods by reduced rental revenue from equipment under operating leases. In 1994 revenues from key commercial, banking and defense industry customers declined due to consolidation in those industries. This also adversely impacted overall customer retention rates in 1995 and 1994.

                           Alarm's 1995 operating profit increased 6%, due in
                         part to improved pricing and investment control performance. Annual contract service-in-force at December 31, 1995 was comparable to the prior year-end despite the increase in cancellations. The operating margin improved steadily in 1995 despite increased commitments to selling and service capabilities. Operating profit declined 52% in 1994 due to reduced revenues over a largely fixed cost base. In addition, the Company invested in resources to improve service quality and other costs increased. Price competition also applied downward pressure on operating margins in 1994.

      Armored Services   Armored service revenue increased 9% and 17% in 1995
                         and 1994, respectively. The 1995 increase resulted primarily from improved pricing together with higher volume in the Wells Fargo Armored Express and ATM service operations. The 1994 increase resulted primarily from acquisitions, including the acquisition of the assets of Shields Business Machines, Inc., an ATM servicer, and from increased volume in the ATM service operations. The traditional armored transport business has been adversely affected by consolidation in the banking industry. To counter this, the unit has expanded into additional areas of service, including
                         Wells Fargo Armored Express and ATM service operations in the retail sector. Wells Fargo Armored Express specializes in deposit pick-up services in small- to medium-sized markets for retailers who have not traditionally utilized armored transport services.

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations, continued

                         Despite higher labor, vehicle and insurance costs, operating profit increased by $7.0 million in 1995. Operating margins improved primarily due to improved pricing, profitability, and loss control programs. The unit continues to invest in programs for improvements in both safety and service quality. Operating profit declined 50% in 1994 as the rate of cargo losses attributable to external theft increased substantially from historical levels. In addition, increases in direct labor costs and administrative expenses reduced operating margins.

       Courier Services  Courier service revenue declined 7% and 4% in 1995 and
                         1994, respectively. The lower revenue resulted primarily from a reduced volume of traditional non-negotiable financial document shipments and from customer cost-reduction efforts. The lower volume results, in part, from consolidations occurring within the banking industry and from increased competition in local markets due to deregulation within the industry. This lost volume has been partially offset by increased activity in package express business, which specializes in next-day delivery of small packages and other time-sensitive commodities.

                           Courier operations incurred a $1.6 million operating
                         loss in 1995, compared with operating profit of $1.1 million and $7.4 million in 1994 and 1993, respectively. Operating profit declined due to the reduced revenues against a fixed cost base in established route structures. Additionally, 1994 and 1995 earnings also reflect adverse effects associated with labor unrest in certain geographic regions.

                Foreign The percentage of the Company's revenues derived from non-U.S. operations, primarily guard services, was 6% in 1995, 1994 and 1993. The Company operates in Canada, the United Kingdom and Colombia.

 Other Earnings Factors  General corporate expenses were $14.7 million in 1995 compared to $26.5 million in 1994 and $4.8 million in 1993. The decline in 1995 was due to cost reduction efforts and to the absence of non-recurring charges. Corporate expenses in 1994 included $14 million in non-recurring non-cash accruals for self-insurance reserves and other corporate allowances. Expenses in 1993 benefitted from a $6 million higher headquarters expense reimbursement from Borg-Warner Automotive.

                           Other income in 1994 included a gain of $9.9 million
                         related to the sale of trademarks and other rights to Borg-Warner Automotive. Gains on the sale of various assets in 1993 were $1.9 million.

                           Interest expense and finance charges increased 15% in
                         1995 to $57.8 million from $50.4 million in 1994, and were $51.5 million in 1993. The increase in 1995 was due to higher market interest rates combined with increased rates under the 1995 credit agreement amendments and refinancing.

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations, continued

                         The Company's effective tax rates have varied significantly from the federal tax rate. The effective tax rate of 50% in 1995 exceeded the statutory rate primarily because of non-deductible excess purchase price amortization. The Company recorded a net income tax benefit in 1994 primarily because of adjustments to deferred income taxes of $7.0 million related to changes in the tax basis of certain liabilities as a result of sales and settlements. In 1993 the Company had a $22.2 million provision for income taxes despite a pre-tax loss of $192.9 million primarily due to a $250 million non-deductible charge to eliminate excess purchase price. Excluding the impact of the foregoing items, the Company's effective tax rate would have been 39% and 40% in 1993 and 1994, respectively.

Discontinued Operations  The loss from discontinued operations in 1993 reflects the results of Borg-Warner Automotive operations up to the time of the spin-off in January. These results include an allocation of corporate headquarters and interest expenses.

    Extraordinary Items  Earnings for 1995 include a charge of $4.7 million, net of tax, from the early extinguishment of debt in connection with the amendment of the Company's credit facilities. Earnings for 1993 reflect a loss of $9.1 million, net of tax, from the early extinguishment of debt.

   Cumulative Effect of  The Company adopted SFAS No. 106, "Employers'
 Initial Application of  Accounting for Postretirement Benefits Other Than
        New Accounting   Pensions," effective January 1, 1993, and elected
             Standards   immediate recognition of the $15 million obligation.
                         The cumulative effect was a charge of $8.3 million, net of tax.

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

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations, continued

Financial Condition and  Current liabilities exceeded current assets at
              Liquidity  December 31, 1995 and 1994 due to the sale of
                         receivables with the proceeds used to reduce long-term debt. The outstanding balance of sold receivables was $120.0 million and $112.0 million at December 31, 1995 and 1994, respectively. Other current assets at December 31, 1995 included interest-bearing cash deposits of $31.1 million held in trust under the terms of the Company's accounts receivable facility. These deposits represent proceeds of collections held back based on the amount of eligible receivables in the revolving receivables pool. The levels of receivables, inventory and current liabilities are partly seasonal in nature and are influenced by the timing of billings, collections and payrolls. The Company's policy is to keep working capital at as low a level as is operationally feasible to minimize related carrying costs. Other assets at December 31, 1995 included $35.3 million for the Company's 1995 investment in sales-type leases related to alarm installations. Prior years' investments in alarm service contracts were reflected as operating leases and included in property, plant and equipment.

                           Cash provided by operating activities was $58.1
                         million, $66.0 million and $34.3 million in 1995, 1994 and 1993, respectively. Cash used for investing activities in 1995 was reduced by $9.9 million due to improved alarm investment control, lower capital expenditures and the absence of acquisitions. Capital expenditures were $50.4 million, $67.0 million and $68.8 million in 1995, 1994 and 1993, respectively. Pursuant to the terms of the Company's credit facilities, capital expenditures are limited to $64.6 million in 1996. The Company does not have any material commitments for capital expenditures and believes that it will be able to continue to invest in its business as required, within the limits set forth under its amended credit facilities. The Company expects that continuing operations, together with existing credit facilities and replacements thereof, will generate sufficient cash to fund its operating requirements and capital expenditures.

                           The Company amended its revolving and letter of
                         credit facilities in March 1995 with respect to covenants related to earnings, leverage, fixed charge coverage, net worth, capital expenditures and acquisitions. On October 17, 1995, the Company entered into a credit agreement with a group of banks, providing for a $200 million term loan due December 31, 1998. The Company also amended its existing revolving credit and letter of credit facilities, principally to permit the term loan, change pricing, amend covenants relating to interest coverage, leverage, net worth and earnings, extend the maturity of the letter of credit facility to December 31, 1998, and reduce the level of commitments under the letter of credit facility to $155 million.

                           On November 14, 1995, the Company entered into a new
                         $120 million accounts receivable facility to replace the previous facility which would have expired on November 30, 1995. The new facility is available through December 31, 1998. Under the terms of this facility, BPS Financial Services, Inc., a wholly owned special purpose subsidiary of the Company, purchases customer receivables on a daily basis from participating operating units and sells an undivided interest in the revolving pool of receivables through asset-backed certificates issued to investors.

                         Management's Discussion and Analysis of
                         Financial Condition and Results of Operations, continued

                         The Company used the initial $100 million of proceeds from the term loan to prepay an existing $50 million term loan and for general corporate purposes. Subject to customary borrowing conditions, the remaining $100 million of the term loan will be used to repay the $100 million principal amount of 8% notes due April 1, 1996.

                           The Company is required to prepay the term loan with
                         the proceeds from certain asset sales, certain reversions of surplus pension plan assets, issuance of debt or equity securities and excess cash flow. In the event that, as of the end of each quarter beginning with the quarter ended March 31, 1997, the Company has not achieved required covenants for the four consecutive quarters ending on such date, the Company is required to prepay $150 million of the term loan not later than 120 days after the end of such quarter. If the Company is required to make such payment, it expects to fund such amount through some combination of transactions that may include the issuance of debt or equity securities, the sale of assets or other financing alternatives.

                           As discussed more fully in Note 6 of the Notes to
                         Consolidated Financial Statements, various complaints seeking substantial dollar amounts have been filed against the Company. The Company believes that it has established adequate provisions for litigation liabilities in its financial statements in accordance with generally accepted accounting principles. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such proceeding.

Borg-Warner Security Corporation
Consolidated Statement of Operations

Year Ended December 31,
 ........................................................................................................................
(millions of dollars, except per share)                                                       1993       1994       1995
 ........................................................................................................................
Net service revenues                                                                      $1,764.6   $1,792.9   $1,862.5

Cost of services                                                                           1,390.3    1,437.3    1,500.7
Selling, general and administrative expenses                                                 197.0      231.2      220.6
Depreciation                                                                                  55.3       57.6       57.1
Amortization of excess purchase price over net assets acquired                                16.5       16.1       14.5
Other income, net -- Note 10                                                                  (3.1)      (9.8)         -
Non-recurring elimination of excess purchase price over net assets acquired                  250.0          -          -
Interest expense and finance charges                                                          51.5       50.4       57.8
 ........................................................................................................................
  Earnings (loss) before taxes                                                              (192.9)      10.1       11.8
Provision (benefit) for income taxes - Note 11                                                22.2       (3.0)       5.9
 ........................................................................................................................
  Earnings (loss) from continuing operations                                                (215.1)      13.1        5.9
Loss from discontinued operations                                                             (1.5)         -          -
 ........................................................................................................................
  Earnings (loss) before extraordinary items and cumulative effect of accounting change     (216.6)      13.1        5.9
Extraordinary items:
  Loss from early extinguishment of debt, net of tax effects ($5.3 million
  benefit in 1993 and $3.2 million benefit in 1995) - Note 5                                  (9.1)         -       (4.7)
Cumulative effect of initial application of new accounting standards - Note 1                (17.7)         -          -
 ........................................................................................................................
  Net earnings (loss)                                                                      ($243.4)     $13.1       $1.2
========================================================================================================================
Earnings (loss) per common share:
  Continuing operations                                                                     ($9.41)     $0.56      $0.25
  Discontinued operations                                                                    (0.07)         -          -
  Extraordinary items                                                                        (0.40)         -      (0.20)
  Cumulative effect of initial application of new accounting standards                       (0.77)         -          -
 ........................................................................................................................
    Net earnings (loss) per share                                                          ($10.65)     $0.56      $0.05
========================================================================================================================

(See accompanying notes to consolidated financial statements)

Borg-Warner Security Corporation
Consolidated Balance Sheet

                                                                                                            December 31,
------------------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                                                    1994       1995
------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                            $   15.8   $   21.1
Receivables, net                                                                                        106.7      102.7
Inventories                                                                                              12.2       12.5
Other current assets                                                                                     24.8       59.5
------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                                 159.5      195.8

Property, plant and equipment
 Land and buildings                                                                                      50.7       51.0
 Machinery and equipment                                                                                 79.3       77.0
 Subscribers' installations                                                                             365.2      336.5
 Capital leases                                                                                          37.0       32.4
 Construction in progress                                                                                 5.5        3.8
------------------------------------------------------------------------------------------------------------------------
                                                                                                        537.7      500.7

Less accumulated depreciation                                                                           242.6      249.8
------------------------------------------------------------------------------------------------------------------------
 Net property, plant and equipment                                                                      295.1      250.9

Net excess purchase price over net assets acquired                                                      286.5      273.0
Deferred tax asset, net                                                                                  50.8       52.8
Other assets                                                                                             38.4       78.9
------------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                                   375.7      404.7
------------------------------------------------------------------------------------------------------------------------
                                                                                                     $  830.3   $  851.4
========================================================================================================================

Liabilities and Stockholders' Equity
Notes payable                                                                                        $   14.5   $    7.0
Accounts payable and accrued expenses                                                                   181.8      193.9
------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                            196.3      200.9
Long-term debt                                                                                          454.0      482.1
Other long-term liabilities                                                                             136.2      118.7
Capital stock:
 Common stock, issued 22,435,700 shares in 1994 and 22,446,100 shares in 1995                             0.2        0.2
 Series I non-voting common stock, issued 2,720,000 shares                                                  -          -
Capital in excess of par value                                                                           30.9       28.1
Retained earnings                                                                                        29.7       31.2
Notes receivable - management stock purchase                                                             (1.0)      (0.3)
Cumulative translation adjustment                                                                        (0.5)      (0.4)
------------------------------------------------------------------------------------------------------------------------
                                                                                                         59.3       58.8
Treasury common stock, at cost, 2,237,344 shares in 1994 and 1,928,861 shares in 1995                   (15.5)      (9.1)
------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                            43.8       49.7
------------------------------------------------------------------------------------------------------------------------
                                                                                                     $  830.3   $  851.4
========================================================================================================================

(See accompanying notes to consolidated financial statements)

Borg-Warner Security Corporation
Consolidated Statement of Cash Flows


                                                                   Year Ended December 31,
------------------------------------------------------------------------------------------
(millions of dollars)                                       1993         1994         1995
------------------------------------------------------------------------------------------
Operating:
 Continuing operations:
 Earnings (loss) from continuing operations              ($215.1)      $ 13.1       $  5.9
 Adjustments to reconcile net earnings (loss) to
  net cash flows provided by continuing operations:
 Non-cash charges to earnings:
   Depreciation and amortization                            71.8         73.7         71.6
   Provision for losses on receivables                       3.7          5.5          4.4
   Deferred income taxes                                    13.5         (9.4)        (5.5)
   Amortization of debt discount                             2.0          2.1          2.1
   Non-recurring elimination of excess purchase
    price over net assets acquired                         250.0            -            -
 Changes in assets and liabilities:
   (Increase) in receivables                               (23.3)       (10.9)        (3.6)
   (Increase) decrease in other current assets               1.8         (2.7)        (3.9)
   Increase (decrease) in accounts payable and
    accrued expenses                                        (5.4)        10.0         12.1
   Net change in other long-term assets and
    liabilities                                            (50.2)        (4.7)       (19.8)
 Gain on sales of businesses and other assets               (1.8)        (8.5)           -
------------------------------------------------------------------------------------------
   Net cash provided by continuing operations               47.0         68.2         63.3
 Discontinued operations:
   Net loss                                                 (1.5)           -            -
   Other cash related to discontinued operations           (11.2)        (2.2)        (5.2)
------------------------------------------------------------------------------------------
   Net cash used in discontinued operations                (12.7)        (2.2)        (5.2)
------------------------------------------------------------------------------------------
   Net cash provided by operating activities                34.3         66.0         58.1
Investing:
 Capital expenditures and investments in sales-type
  leases                                                   (68.8)       (67.0)       (50.4)
 Payments related to businesses acquired                    (4.8)        (9.0)           -
 Proceeds from sales of fixed and other assets               5.7         16.9          1.2
------------------------------------------------------------------------------------------
   Net cash used in investing activities                   (67.9)       (59.1)       (49.2)
Financing:
 Net (decrease) increase in notes payable                  (19.3)         3.8         (7.5)
 Increase (decrease) in debt outstanding
  under revolving credit facility                          (95.0)        40.2         19.4
 Increases in long-term debt                               149.5         37.5        100.0
 Reductions in long-term debt                              (94.3)       (72.6)       (93.4)
 Net increase (decrease) in receivables sold                18.0        (12.0)       (23.1)
 Net proceeds from the issuance of common stock             63.5            -            -
 Cash outflows related to early extinguishment of
  debt                                                    (246.4)           -            -
 Borg-Warner Automotive repayment/assumption of
  Company indebtedness                                     249.9            -            -
 Sales of treasury common stock                              3.2          0.8          1.0
 Purchases of treasury common stock                         (0.1)           -            -
------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing
  activities                                                29.0         (2.3)        (3.6)
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                                (4.6)         4.6          5.3
Cash and cash equivalents at beginning of year              15.8         11.2         15.8
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $  11.2       $ 15.8       $ 21.1
==========================================================================================
Supplemental cash flow information:
   Interest paid                                         $  61.1       $ 46.0       $ 54.2
   Income taxes paid (refunded)                             21.3         (3.2)         0.7

(See accompanying notes to consolidated financial statements)

Borg-Warner Security Corporation
Consolidated Statement of Stockholders' Equity


Years Ended December 31,                                           1993                               1994                    1995
----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)                         Shares     Amount        Shares    Amount        Shares    Amount
----------------------------------------------------------------------------------------------------------------------------------
Common Stock Issued
Beginning balance                                            20,000,700    $   0.2    24,955,700    $  0.2    25,155,700    $  0.2
Shares issued in initial public offering                      3,795,000          -             -         -             -         -
Conversion of Series I non-voting shares
  to common shares                                            1,160,000          -       200,000         -        10,400         -
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                       24,955,700        0.2    25,155,700       0.2    25,166,100       0.2
----------------------------------------------------------------------------------------------------------------------------------
Capital In Excess of Par Value
Beginning balance                                                            187.3                    28.2                    30.9
Shares issued in initial public offering                                      63.5                       -                       -
Shares issued under stock option and
  related plans                                                               (2.1)                    0.2                    (5.4)
Spin-off of Borg-Warner Automotive                                          (230.0)                      -                       -
Tax benefit from trust distribution and
  exercise of stock options                                                    9.5                     2.5                     2.6
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                        28.2                    30.9                    28.1
----------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
Beginning balance                                                            520.6                    15.9                    29.7
Net earnings (loss)                                                         (243.4)                   13.1                     1.2
Spin-off of Borg-Warner Automotive                                          (259.9)                      -                       -
Adjustment for deferred pension experience loss                               (1.4)                    0.7                     0.3
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                        15.9                    29.7                    31.2
----------------------------------------------------------------------------------------------------------------------------------
Notes Receivable - Management Stock Purchase
Beginning balance                                                             (2.1)                   (1.8)                   (1.0)
Net activity                                                                   0.3                     0.8                     0.7
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                        (1.8)                   (1.0)                   (0.3)
----------------------------------------------------------------------------------------------------------------------------------
Cumulative Translation Adjustment
Beginning balance                                                              9.3                     1.3                    (0.5)
Spin-off of Borg-Warner Automotive                                            (7.7)                      -                       -
Current year adjustment                                                       (0.3)                   (1.8)                    0.1
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                         1.3                    (0.5)                   (0.4)
----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
Beginning balance                                             1,188,316      (38.6)    2,151,108     (16.3)    2,237,344     (15.5)
Acquired shares                                                   6,083       (0.1)            -         -             -         -
Shares issued under stock option and
  related plans                                                (203,291)       3.2      (113,764)      0.8      (318,883)      6.4
Conversion of Series I non-voting shares
  to common shares                                            1,160,000          -       200,000         -        10,400         -
Spin-off of Borg-Warner Automotive                                    -       19.2             -         -             -         -
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                        2,151,108      (16.3)    2,237,344     (15.5)    1,928,861      (9.1)
----------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                  $ 27.5                  $ 43.8                  $ 49.7
==================================================================================================================================

(See accompanying notes to consolidated financial statements)

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements


        Note 1--Summary The following paragraphs briefly describe significant of Significant accounting policies. Certain 1993 and 1994 amounts have
    Accounting Policies  been reclassified to conform with the 1995 presentation. Prior to an initial public offering in January 1993, the name of the Company was changed from Borg-Warner Corporation to Borg-Warner Security Corporation.

          Principles of The consolidated financial statements include all Consolidation significant subsidiaries. In January 1993 the Company distributed to its shareholders all of the stock of Borg-Warner Automotive, Inc. Therefore, Borg-Warner Automotive is treated as a discontinued operation for all periods presented. (See Note 3.)

       Use of Estimates  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the measurement of assets and liabilities and of revenues and expenses, and the disclosure of contingent assets and liabilities during the reported period.

          Cash and Cash  Cash and cash equivalents consists primarily of cash
            Equivalents  and certificates of deposit with original maturities of three months or less.

            Inventories  Inventories are valued at the lower of cost or market.
                         Cost of substantially all inventories is determined by the first-in, first-out (FIFO) method.

    Property, Plant and  Property, plant and equipment is carried at cost less
          Equipment and  accumulated depreciation. Expenditures for maintenance,
           Depreciation  repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on the straight-line method over the following estimated useful lives:
                         *  Buildings and improvements        15 to 50 years
                         *  Machinery and equipment            3 to 12 years
                         *  Subscribers' installations         8 to 15 years
                         *  Property under capital leases      3 to  7 years

           Income Taxes  Income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. (See
                         Note 11.)

             Retirement A number of eligible salaried and hourly employees Benefit Plans participate in contributory or noncontributory defined benefit or defined contribution plans. Funding policy is based upon independent actuarial valuations and is within the limits required by ERISA for U.S. defined benefit plans.

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

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                         Under the defined contribution plans, contributions by the Company or its subsidiaries sponsoring the plans are based on the employees' salary, age, years of service, and/or a fixed schedule. These contributions are charged to earnings as they are made to the various plans.

Postretirement Benefits  Effective January 1, 1993, the Company adopted
                         Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and elected immediate recognition of the $15.0 million obligation and recorded a charge of $8.3 million (net of the related income tax benefit of $5.1 million) or $0.37 per share to reflect the cumulative effect of the change in accounting for periods prior to 1993. This standard requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service rather than recognizing these costs on a cash basis.

     Casualty Insurance  The Company has accrued a discounted liability for the
            Liabilities  retained portion of insurance costs related to its various deductible policies. This insurance liability is determined by the Company based on claims filed and an estimate of claims incurred but not yet reported. Consistent with Securities and Exchange Commission Staff Accounting Bulletin Number 92, in 1993 the Company changed the method of selecting the discount rate from an overall cost of capital-based rate to a rate based on risk-free monetary asset yields for securities with similar maturities. This change resulted in a reduction in the discount rate from 10% to 4% and a change in method of estimating the future cash flows related to this obligation. The cumulative effect was a charge to earnings of $9.4 million (net of applicable taxes of $6.0 million) or $0.40 per share. This amount, included in "Cumulative effect of initial application of new accounting standards" in the Statement of Operations, was recorded in the fourth quarter of 1993. The discount rate used to value the future obligation at December 31, 1994 and 1995 was 7% and 5.5%, respectively. The change in discount rate in 1993, 1994 and 1995 did not have a material impact on earnings from continuing operations in the respective years of change.


 Amortization of Excess Excess of purchase price over net assets acquired is of Purchase Price Over being amortized on a straight-line basis over 5 to 40
    Net Assets Acquired  years, with the majority being amortized over 40 years.
                         The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired. If the review indicates a decline in the carrying value, the Company adjusts the amortization accordingly.


           Intercompany  Income taxes for periods prior to the spin--off have
        Allocations and  been allocated to the Borg-Warner Automotive operations
      Transactions with  based on Borg-Warner Automotive's relative share of the
 Borg-Warner Automotive  combined operations' income taxes after consideration of intercompany charges. The Company and Borg-Warner Automotive have entered into a tax-sharing agreement after the spin-off, which calls for Borg-Warner Automotive to pay the Company for any operating loss carry-forward apportioned to it as part of the spin-off at such time as the benefits related to such carry-forward are realized by Borg-Warner Automotive. Also, certain costs incurred at corporate headquarters are charged to Borg-Warner Automotive based on a service agreement with the Company.

                                   Borg-Warner Security Corporation
                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
                                   CONTINUED

 DERIVATIVE FINANCIAL INSTRUMENTS  The Company uses interest rate swap agreements to manage exposure to interest rate derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period.

              REVENUE RECOGNITION  Revenue is recognized at the time services are provided. In certain circumstances this can result in revenue recognition prior to customer billing and revenue deferral from advance billings.

        EARNINGS PER COMMON SHARE  Earnings per common share are based on average outstanding common shares and common share equivalents. Common share equivalents recognize the dilutive effects of common shares which may be issued in the future upon exercise of certain stock options.

    NEW ACCOUNTING PRONOUNCEMENTS  In October 1995 the Financial Accounting
                                   Standards Board issued Statement No. 123,
                                   "Accounting for Stock-Based Compensation," which the Company must adopt in fiscal year 1996. This statement defines a new "fair value" method of accounting for stock-based compensation expense, and requires certain additional disclosures for these plans. The statement also allows the retention of the previous "intrinsic value" method of accounting for expense recognition under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to retain the intrinsic value method and, therefore, the new standard will have no effect on the Company's net income or financial position.

Note 2--Balance Sheet Information  Detailed balance sheet data are as follows:

                                                                                                                       December 31,
                                   ------------------------------------------------------------------------------------------------
                                   (millions of dollars)                                                             1994      1995
                                   ------------------------------------------------------------------------------------------------
                                   Receivables
                                    Customers                                                                     $ 111.6   $ 105.8
                                    Other                                                                             2.8       4.2
                                   ------------------------------------------------------------------------------------------------
                                                                                                                    114.4     110.0
                                     Less allowance for losses                                                        7.7       7.3
                                   ------------------------------------------------------------------------------------------------
                                   Net receivables                                                                $ 106.7   $ 102.7
                                   ================================================================================================
                                   Other assets
                                    Net investment in sales-type leases                                           $    --   $  35.3
                                    Debt issuance costs                                                              10.8      14.5
                                    Deferred pension asset                                                            8.0       7.5
                                    Deferred subscribers' installation costs                                          8.9       7.2
                                    Other                                                                            10.7      14.4
                                   ------------------------------------------------------------------------------------------------
                                   Total other assets                                                             $  38.4   $  78.9
                                   ================================================================================================
                                   Accounts payable and accrued expenses
                                    Trade payables                                                                $  29.8   $  30.3
                                    Payroll and related                                                              57.7      60.4
                                    Casualty insurance                                                               43.9      45.2
                                    Interest                                                                          7.6       8.5
                                    Liabilities to former shareholders                                               10.5       9.6
                                    Deferred income                                                                  11.2      10.8
                                    Other                                                                            21.1      29.1
                                   ------------------------------------------------------------------------------------------------
                                   Total accounts payable and accrued expenses                                    $ 181.8   $ 193.9
                                   ================================================================================================

                         Borg-Warner Security Corporation
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                         In November 1995 the Company replaced its previous $100 million accounts receivable facility with an agreement to sell a $120 million undivided interest in a revolving pool of customer receivables. This sold interest is reflected as a reduction of "Receivables" in the accompanying Consolidated Balance Sheet at December 31, 1995. The Company retains, on a subordinated basis, an undivided interest in the pool of receivables. The Company's retained interest of $17.0 million at December 31, 1995 is included with "Receivables" on the balance sheet. "Other current assets" at December 31, 1995 included interest-bearing cash deposits of $31.1 million held in trust under the terms of the accounts receivable facility. These deposits represent proceeds of collections held back based on the amount of eligible receivables in the revolving receivables pool. The Company's retained interest in the receivables and cash deposits is generally restricted. The full amount of the allowance for losses has been retained because the Company has retained substantially the same risk of credit loss as if the receivables had not been sold. The discount related to the sale of receivables is included with "Interest expense and finance charges" in the Consolidated Statement of Operations. At December 31, 1994, $112 million of receivables was sold under the prior receivables facility.

                              Selling, general and administrative expenses
                         include provisions for losses on receivables of $3.7 million, $5.5 million and $4.4 million in 1993, 1994, and 1995, respectively.

                              Accumulated depreciation related to capital leases
                         amounted to $15.6 million and $18.0 million at December 31, 1994 and 1995, respectively. Accumulated amortization related to excess purchase price over net assets acquired amounted to $78.5 million and $93.0 million at December 31, 1994 and 1995, respectively.

                              Trade payables include checks outstanding in
                         excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks do not call for reimbursement until checks are presented for payment. Such amounts were $18.3 million and $19.3 million at December 31, 1994 and 1995, respectively.

                              The non-current portion of the casualty insurance
                         liability, included in other long-term liabilities, was $44.2 million at December 31, 1994 and 1995. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities, was $88.1 million and $89.4 million at December 31, 1994 and 1995, respectively. The estimated aggregate undiscounted insurance liability was $99.6 million and $101.6 million at December 31, 1994 and 1995, respectively.


   Note 3--Discontinued  On January 27, 1993 all of the outstanding common
           Operations    stock of Borg-Warner Automotive was distributed to the
                         Company's stockholders. Following the distribution, the Company does not have any operations apart from the protective services business. Therefore, the remaining
                         $250 million of excess purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.

                              Borg-Warner Automotive has been treated as
                         discontinued in the consolidated financial statements for all periods presented, and previously reported results have been restated. Net revenues and net losses for previously consolidated Borg-Warner Automotive operations were $66.5 million and $1.5 million, respectively, for the period from January 1 to January 27, 1993. Borg-Warner Automotive earnings reflect allocated interest of $3.1 million in 1993.

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                         The Company and Borg-Warner Automotive have entered into agreements to provide for the allocation of certain corporate overhead expenses subsequent to the spin-off. Borg-Warner Automotive paid the Company $8.6 million, $2.8 million and $1.1 million in 1993, 1994 and 1995, respectively, for office space and services rendered under the agreements. Borg-Warner Automotive also paid the Company $1 million in 1993 under a Trademark and Trade Name License Agreement. In 1994 Borg-Warner Automotive paid $9.9 million to the Company for the purchase of certain trademarks and other rights. In 1993 the Company paid Borg-Warner Automotive $1.2 million under a tax-sharing agreement related to settlement of 1992 federal income tax liabilities.


    Note 4--Commitments  The Company is committed to pay rents on non-
                         cancelable operating leases with terms exceeding one year. Rental amounts committed in future years are summarized at December 31, 1995 as follows:


                         (millions of dollars)
                         --------------------------------------------------------------------------------------------
                         Fiscal year
                         --------------------------------------------------------------------------------------------
                         1996                                                                                   $22.6
                         1997                                                                                    19.2
                         1998                                                                                    13.5
                         1999                                                                                     7.0
                         2000                                                                                     4.9
                         2001 and after                                                                          15.1
                         --------------------------------------------------------------------------------------------
                         Total                                                                                  $82.3
                         ============================================================================================


                         Total rental expense amounted to $25.3 million, $25.6 million and $31.7 million in 1993, 1994 and 1995, respectively.

  Note 5--Notes Payable The following is a summary of notes payable and long- and Long-Term Debt term debt which reflects all borrowings of the Company and its consolidated subsidiaries:


                                                                               December 31, 1994   December 31, 1995
                         --------------------------------------------------------------------------------------------
                         (millions of dollars)                                 Current  Long-Term  Current  Long-Term
                         --------------------------------------------------------------------------------------------
                         Bank borrowings (at an average of 5.4%
                           in 1994 and 8.3% in 1995)                             $  --     $ 88.0     $ --     $100.0
                         Bank revolving commitment loan due through
                           1999 (at an average rate of 7.6% in 1994 and
                           7.3% in 1995)                                            --      105.2       --      124.6
                         8% notes (face amount $100 million due 1996)               --       97.5       --       99.5
                         Unsecured notes (at an average rate of 5.9% in
                           1994 and 7.0% in 1995)                                  5.3        1.3      0.4        0.6
                         Capital lease liability (at an average rate of 9.2%
                           in 1994 and 8.4% in 1995)                               9.2       13.0      6.6        8.3
                         9 1/8% senior subordinated notes (face amount
                           $150 million due 2003)                                   --      149.0       --      149.1
                         --------------------------------------------------------------------------------------------
                         Total notes payable and long-term debt                  $14.5     $454.0     $7.0     $482.1
                         ============================================================================================


                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                         Maturities of long-term debt, including unamortized discount of $1.4 million, are as follows: 1996, $100.0 million; 1997, $33.8 million; 1998, $152.9 million;
                         1999, $43.2 million; and after 1999, $153.6 million.
                         Future capital lease rental payments include executory costs of $0.8 million, interest expense of $3.5 million and principal payments of $14.9 million. The 1996 principal payments of $6.6 million are included in notes payable.

                              Included in long-term debt at December 31, 1994
                         and 1995 were obligations of $259.5 million and $256.9 million, respectively, with fixed interest rates and $194.5 million and $225.2 million, respectively, with variable interest rates (generally based on LIBOR or prime rate). Interest rate swap agreements with a notional amount of $100 million at December 31, 1995 were utilized to manage exposure to interest rate fluctuations. Under these agreements, the Company has exchanged variable rate payments based on LIBOR for fixed-rate payments.

                              In 1995 the Company completed a financing which
                         updated more than $600 million of existing bank facilities. The financing included a $200 million intermediate term loan, a $120 million accounts receivable facility, an extension of the maturity of an existing letter of credit facility of $155 million, and amendments to an existing $166 million revolving credit facility. The term loan and the receivables facility are available through December 31, 1998 while the revolving credit facility is available through June 30, 1999.

                              The committed amount under the revolving credit
                         facility reduces semi-annually during the remaining commitment period. Available future commitments at December 31 are as follows: 1996, $137.7 million; 1997, $95.0 million; and 1998, $42.7 million. Unused commitments at December 31, 1995 under the term loan and revolving credit facility were $100 million and $42 million, respectively. The Company intends to use the remaining $100 million of the term loan to repay the $100 million principal amount of the 8% notes due April 1, 1996. Included in long-term debt at December 31, 1995 was $99.5 million, representing the $100 million principal amount, net of related discount, of the 8% notes due April 1, 1996.

                              The credit facilities contain numerous financial
                         and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness, to create or permit to exist certain liens or to pay dividends. In addition, the Company pledged the stock of certain of its subsidiaries under this agreement.

                              In 1995, an extraordinary loss of $4.7 million,
                         net of tax, was realized related to the extinguishment of debt in connection with the amendment of the Company's credit facilities. In 1993, a net of tax loss of $9.1 million was realized as an extraordinary item based on the early redemption of debt.

     Note 6--Contingent The Company's discontinued property and casualty Liabilities insurance subsidiary ("Centaur") ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. Rehabilitation is a process supervised by the Illinois Director of Insurance to attempt to compromise claim liabilities at an aggregate level that is not in excess of Centaur's assets. In rehabilitation, Centaur's assets are currently being used to satisfy claim liabilities under direct insurance policies written by Centaur. Any remaining assets will be applied to Centaur's obligations to other insurance companies under reinsurance contracts. If all of Centaur's obligations are not satisfied through rehabilitation, it is possible that satisfaction could be sought from the Company for Centaur's liabilities.

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                         The foregoing has resulted in one pending lawsuit against the Company, certain of its current and former subsidiaries, and directors and officers of certain current and former subsidiaries for recovery of alleged damages incurred because of Centaur's failure to satisfy its reinsurance obligations. The lawsuit seeks in excess of $100 million for current losses, future losses and other damages and also seeks punitive damages. The Company believes that any damages for failure to satisfy reinsurance obligations are solely the responsibility of Centaur and that the resolution of the lawsuit relating to Centaur, including the Company's indemnification obligations to certain former officers and directors, will not have a material adverse effect on its financial position or future operating results; however, no assurance can be given as to the ultimate outcome with respect to such lawsuit.

                              The Company and certain of its current and former
                         subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, estimated legal fees and other factors, the Company has made provisions for indicated environmental liabilities in the aggregate amount of approximately $10 million (relating to environmental matters with respect to discontinued operations of the Company). If any environmental liability claim relating to the Company's former chemical and plastics business is made, the Company is indemnified by the purchaser of such business, General Electric Company. Since the disposition, the Company has notified General Electric Company of various claims made with respect to the Company's former chemical and plastics business, and General Electric Company has assumed all of such claims and has not contested its indemnification obligations. There is no dollar limitation on the General Electric Company's indemnification obligations and there are no other material limitations or exclusions with respect thereto. If any environmental liability claim relating to the operations of the Company's discontinued automotive subsidiary is made, the Company will be indemnified by such former subsidiary.

                              The Company believes that the various asserted
                         claims and litigation in which it is involved will not materially affect its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

Note 7--Retirement
Benefits                 The Company has various defined benefit and defined contribution plans which cover eligible employees.

                              Retirement benefit expense amounted to $4.8 million, $5.8 million, and $4.7 million in 1993, 1994, and
                         1995, respectively. This expense includes postretirement life insurance and medical benefits of $0.4 million, $0.2 million and $0.3 million for 1993, 1994, and 1995, respectively. Also included are defined contribution plan expenses of $1.4 million, $1.6 million, and $1.7 million in 1993, 1994, and 1995, respectively.

                              The following table sets forth the funded status of the defined benefit plans:

                         Funded Status                                               December 31, 1994            December 31, 1995
                         ----------------------------------------------------------------------------------------------------------
                         (millions of dollars)                                          Over      Under            Over     Under
                         ----------------------------------------------------------------------------------------------------------
                         Actuarial present value of benefit obligations:
                           Vested benefits                                              $37.8    $  39.5          $ 45.6   $  44.1
                           Non-vested benefits                                            1.1        1.9             1.4       2.0
                         ----------------------------------------------------------------------------------------------------------
                           Accumulated benefit obligations                               38.9       41.4            47.0      46.1
                         Effect of projected future compensation levels                   5.1          --            5.3        --
                         ----------------------------------------------------------------------------------------------------------
                         Projected benefit obligation                                    44.0       41.4            52.3      46.1
                         Plan assets at fair value                                       44.4       27.9            55.9      34.4
                         ----------------------------------------------------------------------------------------------------------
                         Assets in excess of (less than) projected
                           benefit obligation                                             0.4      (13.5)            3.6     (11.7)
                         Unrecognized net loss                                            6.4       10.2             2.9       9.7
                         Unrecognized prior service cost                                 (1.9)       3.0            (1.7)      2.7
                         ----------------------------------------------------------------------------------------------------------
                         Net asset (liability) before minimum liability                   4.9       (0.3)            4.8       0.7
                         Adjustment required to recognize minimum
                           liability                                                       --      (13.2)             --     (12.4)
                         ----------------------------------------------------------------------------------------------------------
                         Net asset (liability) on balance sheet                         $ 4.9     ($13.5)         $  4.8    ($11.7)
                         ----------------------------------------------------------------------------------------------------------

                         Assets held in trust for the defined benefit plans are comprised of marketable equity and fixed income securities.

                         Net periodic pension expense for the defined benefit plans was comprised as follows:

                                                                                                            Year ended December 31,
                         ----------------------------------------------------------------------------------------------------------
                         (millions of dollars)                                      1993                    1994              1995
                         ----------------------------------------------------------------------------------------------------------
                         Service cost                                               $ 2.2                 $   3.0           $  2.4
                         Interest cost                                                6.7                     6.7              6.9
                         Actual return on assets                                     (8.5)                    1.1            (20.4)
                         Net amortization and deferrals                               2.6                    (6.9)            13.8
                         ----------------------------------------------------------------------------------------------------------
                         Net periodic pension cost                                  $ 3.0                 $   3.9           $  2.7
                         ----------------------------------------------------------------------------------------------------------

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                         The Company's assumptions used as of December 31, 1993, 1994 and 1995 in determining the pension cost and pension liability shown above were as follows:

                         (percent)                             1993   1994  1995
                         -------------------------------------------------------
                         Discount rate                           7.5   8.5   7.5
                         Rate of salary progression              4.0   4.0   4.0
                         Long-term rate of return on
                           assets                             9.5-10   9.5   9.5

                         The Company also has postretirement benefits covering certain existing and former employees, including employees of certain businesses which have been divested by the Company. The liabilities for these benefits as of December 31, 1994 and 1995 were $12.9 million and $12.4 million, respectively, and are included in "Other long-term liabilities." The discount rate used in determining this liability was 7.5% and medical expense increases are projected to be 8.25% in 1996 grading to 5.25% in 1999.

  Note 8--Stock Options The Company has two plans which authorize the grant of and Management options to purchase 3,000,000 shares of the Company's
        Stock Purchases  common stock. All options granted to date carry
      STOCK OPTION PLAN  exercise prices ranging from $5.00 to $21.19 per share.
                         These prices correspond to the fair market value (as defined in the plans) of the Company's common stock at the time of grant.
                           In 1993, 1994 and 1995 there were no options canceled
                         or converted.
                           Common shares under option for the years ended
                         December 31, 1993, 1994 and 1995 are summarized as follows:

                                                                                         Aggregate
                                                                 Number of Shares       Option Price
                         ------------------------------------------------------------------------------
                         (shares in thousands,
                          dollars in millions)                  1993   1994   1995   1993   1994   1995
                         ------------------------------------------------------------------------------
                         Shares under option at January 1      1,339  1,472  1,843  $13.9  $19.9  $26.7
                         Granted                                 385    593    390    8.0    9.7    3.3
                         Exercised                              (203)  (114)  (141)  (1.3)  (1.1)  (0.7)
                         Forfeited                               (49)  (108)  (282)  (0.7)  (1.8)  (5.1)
                         ------------------------------------------------------------------------------
                         Shares under option at end
                          of period                            1,472  1,843  1,810  $19.9  $26.7  $24.2
                         ------------------------------------------------------------------------------
                         Options exercisable                     907    881    800
                         -----------------------------------------------------------
                         Shares available for future grants      172    186     78
                         -----------------------------------------------------------

                           The 1,010,341 options outstanding at December 31,
                         1995 that are not presently exercisable will vest over the next three-year period based upon periods of employment.

                         Borg-Warner Security Corporation
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


     NOTES RECEIVABLE--  Included among the Company's equity holders are members
       MANAGEMENT STOCK  of management. Purchases of shares by management have
               PURCHASE been funded in part by loans from the Company. These loans, which totaled approximately $1.0 million and $0.3 million at December 31, 1994, and 1995, respectively, bear interest of approximately 6% and are offset against stockholders' equity in the Consolidated Balance Sheet.

       Note 9--Business The Company's operations have been classified into four Segment Information business segments: guard, alarm, armored and courier services. The guard segment provides contract security officers to patrol client facilities, monitor electronic systems, and control public and employee access. The alarm segment primarily designs, installs, monitors and services sophisticated electronic security systems and fire and intrusion detection systems. The armored segment transports currency, securities and other valuables. Additionally, this segment provides full-service automated teller machine operations and cash management services such as deposit verification and currency processing. The courier segment provides transportation of time-sensitive, non-negotiable financial documents and small packages.
                              Intersegment sales are not significant. Operating
                         profit by business segment represents total revenues less operating expenses, depreciation and amortization, and excludes interest income, interest expense, income taxes and net unallocated corporate expenses.
                              Identifiable assets are those assets employed in
                         each segment's operations, including an allocated value to each segment of cost in excess of net assets acquired. Corporate assets consist principally of cash and cash equivalents, certain corporate receivables and other assets.
                              Summarized financial information by business
                         segment for 1993, 1994, and 1995 is as follows:

                                                                               Year ended December 31,
                         ------------------------------------------------------------------------------
                         (millions of dollars)                               1993       1994       1995
                         ------------------------------------------------------------------------------
                         NET SERVICE REVENUES:
                           Guard services                                $1,198.0   $1,209.4   $1,222.8
                           Alarm services                                   213.2      206.2      254.7
                           Armored services                                 180.9      211.2      231.0
                           Courier services                                 172.5      166.1      154.0
                         ------------------------------------------------------------------------------
                             Total net service revenues                  $1,764.6   $1,792.9   $1,862.5
                         ------------------------------------------------------------------------------

                         OPERATING PROFIT:
                           Guard services                                $   58.5   $   54.5   $   56.4
                           Alarm services                                    31.1       14.9       15.8
                           Armored services                                  13.3        6.7       13.7
                           Courier services                                   7.4        1.1       (1.6)
                         ------------------------------------------------------------------------------
                             Total operating profit                         110.3       77.2       84.3
                         ------------------------------------------------------------------------------

                           Corporate expenses                                 4.8       26.5       14.7
                           Other income                                      (3.1)      (9.8)         -
                           Interest expense                                  51.5       50.4       57.8
                           Non-recurring elimination of excess
                             purchase price over net assets acquired        250.0          -          -
                         ------------------------------------------------------------------------------
                           Earnings (loss) before taxes                    (192.9)      10.1       11.8
                           Provision (benefit) for income taxes              22.2       (3.0)       5.9
                         ------------------------------------------------------------------------------
                           Earnings (loss) from continuing operations     ($215.1)  $   13.1   $    5.9

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                                                                     Year ended December 31,
                         ...................................................................
                         (millions of dollars)                          1993    1994    1995
                         ...................................................................
                         Depreciation:
                          Guard services                                $7.0    $7.4    $7.3
                          Alarm services                                36.5    38.0    37.4
                          Armored services                               6.7     7.0     7.1
                          Courier services                               4.7     4.8     5.0
                          Corporate                                      0.4     0.4     0.3
                         ...................................................................
                           Total depreciation                          $55.3   $57.6   $57.1
                         ===================================================================
                         Amortization of excess purchase price over
                          net assets acquired:
                          Guard services                               $11.5   $11.1    $8.9
                          Alarm services                                 2.2     2.3     2.8
                          Armored services                               1.3     1.3     1.5
                          Courier services                               1.3     1.3     1.1
                          Corporate                                      0.2     0.1     0.2
                         ...................................................................
                           Total amortization                          $16.5   $16.1   $14.5
                         ===================================================================
                         Capital expenditures:
                          Guard services                                $6.8    $8.6    $3.6
                          Alarm services                                49.8    44.6    40.5
                          Armored services                               5.7     6.2     3.7
                          Courier services                               6.5     7.6     2.6
                         ...................................................................
                           Total capital expenditures                  $68.8   $67.0   $50.4
                         ===================================================================
                         Identifiable assets:
                          Guard services                                      $235.0  $259.2
                          Alarm services                                       361.2   364.6
                          Armored services                                      90.4    89.1
                          Courier services                                      46.3    43.6
                          Corporate                                             97.4    94.9
                         ...................................................................
                           Total identifiable assets                          $830.3  $851.4
                         ===================================================================

 Note 10--Other Income,  Other income in 1994 included a $9.9 million gain
                   Net on the sale of certain trademarks and other rights to Borg-Warner Automotive.

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

  Note 11--Income Taxes  Earnings (loss) before income taxes from continuing operations and provision (benefit) for income taxes consist of:
                                                                          1993                      1994                      1995
                         (millions of dollars)         U.S.    Non-U.S.   Total     U.S.  Non-U.S.  Total   U.S.  Non-U.S.   Total
                         ---------------------------------------------------------------------------------------------------------
                          Earnings (loss) before
                           income taxes              $(197.4)    $4.5    $(192.9)  $ 7.4    $ 2.7  $10.1   $ 8.4   $ 3.4    $11.8
                         ---------------------------------------------------------------------------------------------------------
                          Income taxes:
                           Current
                           Federal/Foreign           $   4.1     $1.6    $   5.7   $ 3.8    $ 1.7  $ 5.5   $ 8.9   $ 1.5    $10.4
                           State                         3.0       --        3.0     0.9       --    0.9     1.0      --      1.0
                         ---------------------------------------------------------------------------------------------------------
                                                         7.1      1.6        8.7     4.7      1.7    6.4     9.9     1.5     11.4
                          Deferred                      13.5       --       13.5    (9.4)      --   (9.4)   (5.5)     --     (5.5)
                         ---------------------------------------------------------------------------------------------------------

                          Provision (benefit)
                           for income taxes          $  20.6     $1.6    $  22.2   $(4.7)   $ 1.7  $(3.0)  $ 4.4   $ 1.5    $ 5.9
                         ---------------------------------------------------------------------------------------------------------

                         The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:

                         (millions of dollars)                             1993     1994   1995
                         -----------------------------------------------------------------------
                         Income taxes at U.S. statutory rate of 35%       $(67.5)  $ 3.5   $ 4.1
                         Increases (decreases) resulting from:
                          Non-recurring elimination of excess purchase
                           price over net assets acquired                   87.5      --      --
                          Change in tax basis                                 --    (7.0)     --
                          State income taxes                                 2.0     0.6     0.6
                          Non-temporary differences                          0.2     1.0     1.1
                          Other, net                                          --    (1.1)    0.1
                         -----------------------------------------------------------------------
                         Income taxes reported                            $ 22.2   $(3.0)  $ 5.9
                         -----------------------------------------------------------------------


                         The components of the deferred tax asset at December 31, 1994 and 1995 were as follows:

                                                                              December 31,
                         -----------------------------------------------------------------
                         (millions of dollars)                               1994     1995
                         -----------------------------------------------------------------
                         Deferred tax assets:
                          Liabilities for casualty insurance                $ 34.9   $ 35.8
                          Liabilities related to discontinued operations      13.2      9.8
                          Liabilities for pension benefits                     5.4      4.4
                          Liabilities for other postretirement benefits        5.1      5.1
                          Other, net                                           4.1      8.0
                          Net operating loss carry-forward                    20.9     16.7
                          General business credit                             26.5     25.5
                          Minimum tax credit                                  27.0     27.0
                          Foreign tax credit                                   2.3      2.3
                         ------------------------------------------------------------------
                           Total deferred tax assets                         139.4    134.6
                         Valuation allowance                                 (11.8)   (10.6)
                         ------------------------------------------------------------------
                                                                             127.6    124.0

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

                                                                                   December 31,
                         ----------------------------------------------------------------------
                         (millions of dollars)                                    1994     1995
                         ----------------------------------------------------------------------
                         Deferred tax liabilities:
                          Fixed assets                                           (54.6)   (49.5)
                          Investments                                            (13.1)   (13.1)
                          Net excess purchase price over net assets acquired      (9.1)    (8.6)
                         ----------------------------------------------------------------------
                           Total deferred tax liabilities                        (76.8)   (71.2)
                         ----------------------------------------------------------------------
                          Net deferred tax asset                                $ 50.8   $ 52.8
                         ----------------------------------------------------------------------

                         The foreign tax credit carry-forward has been fully considered in the valuation allowance at both December 31, 1994 and 1995, while an additional allowance of $9.5 million and $8.3 million at December 31, 1994 and 1995, respectively, has been established against the other credits.

                           The general business credit carry-forward will expire in years 2004-2009, the net operating loss carry-forward will expire in 2009, while the minimum tax credit can be carried forward indefinitely.

Note 12--Capital Stock   The following table summarizes the Company's capital stock at December 31,
                         1994 and 1995:

                                                                                   December 31,
                         ----------------------------------------------------------------------
                         (thousands of shares)                                    1994      1995
                         -----------------------------------------------------------------------
                         Common stock, $.01 par value:
                          Authorized                                          50,000.0  50,000.0
                          Issued                                              22,435.7  22,446.1
                          Outstanding                                         21,758.4  22,087.6

                         Series I non-voting common stock, $.01 par value:
                          Authorized                                          25,000.0  25,000.0
                          Issued                                               2,720.0   2,720.0
                          Outstanding                                          1,160.0   1,149.6

                         Preferred stock, $.01 par value:
                          Authorized                                           5,000.0   5,000.0
                          Issued and Outstanding                                     -         -

Note 13--Fair Value of   The methods and assumptions used to estimate the fair value of each
 Financial Instruments   class of financial instrument are as follows:

Cash and Cash            The carrying amounts approximate fair value because of the short
Equivalents,             maturity of these instruments.
Receivables, Notes
Payable and Accounts
Payable


                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued

Long-Term Debt           The carrying amounts of the Company's
                         bank borrowings under its short-term bank lines and revolving credit agreement approximate fair value because the interest rates are based on floating rates identified by reference to market rates. The fair values of the Company's other long-term debt either approximate carrying value or are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

                         The carrying amounts and fair values of long-term debt at December 31, 1994 and 1995 were as follows:

                                                                    December 31,
                         -------------------------------------------------------
                         (millions of dollars)                     1994     1995
                         -------------------------------------------------------
                         Carrying amount                         $441.0   $473.8
                         Fair value                               419.3    463.6

Interest Rate Swaps      The Company uses interest rate swap agreements to
                         manage exposure to fluctuations in interest rates.
                         Interest rate swap agreements involve the exchange of interest obligations on fixed and floating interest rate debt without the exchange of the underlying principal amounts. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense over the term of the underlying debt agreement. The book value of the interest rate swap agreements represents the differential receivable or payable with a swap counterparty since the last settlement date.

                           The fair value of interest rate swaps is the
                         estimated amount the Company would receive or pay to terminate the agreement. The fair value is calculated using current market rates and the remaining terms of the agreements. The fair value of interest rate swaps at December 31, 1995 is not significant. In the unlikely event that a counterparty fails to meet the terms of an interest rate swap, the Company's exposure is limited to the interest rate differential. The underlying notional amounts on which the Company has interest rate swap agreements outstanding was $100 million at December 31, 1995. There were no interest rate swap agreements at December 31, 1994.

Letters of Credit        The Company utilizes third-party letters of credit to
                         guarantee certain self-insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value/fair value of the letters of credit at December 31, 1994 and 1995 were $130.7 million and
                         $150.3 million, respectively. To monitor the counterparties' ability to perform, these letters of credit are only executed with major financial institutions, and full performance is anticipated.

                         Borg-Warner Security Corporation
                         Notes to Consolidated Financial Statements, continued


       Note 14--Interim The following information includes all adjustments, Financial Information consisting only of normal recurring items, which the
            (Unaudited)  Company considers necessary for a fair presentation of 1994 and 1995 interim results of operations.

                                                             1994 Quarter Ended                                 1995 Quarter Ended
 ..................................................................................................................................
(millions of dollars,
 except per share)           Mar. 31   June 30   Sept. 30   Dec. 31   Year 1994   Mar. 31   June 30  Sept. 30  Dec. 31   Year 1995
 ..................................................................................................................................
Net service revenues          $439.1    $444.1     $450.7    $459.0    $1,792.9    $462.4    $467.3    $466.5  $ 466.3    $1,862.5

Cost of services               349.6     354.6      361.0     372.1     1,437.3     372.4     377.0     375.8    375.5     1,500.7
Selling, general and
 administrative expense         52.7      51.4       52.8      74.3       231.2      57.7      57.0      54.2     51.7       220.6
Depreciation                    14.3      14.3       14.4      14.6        57.6      14.9      14.3      14.2     13.7        57.1
Amortization of excess
 purchase price
 over net assets acquired        4.1       4.2        4.0       3.8        16.1       3.8       3.6       3.5      3.6        14.5
Other income                    (0.5)     (0.4)      (0.2)     (8.7)       (9.8)        -         -         -        -           -
Interest expense and
 finance charges                11.9      12.3       13.0      13.2        50.4      13.8      14.4      14.1     15.5        57.8
 Earnings (loss) before
  income taxes                   7.0       7.7        5.7     (10.3)       10.1      (0.2)      1.0       4.7      6.3        11.8
Provision (benefit) for
 income taxes                    2.8       3.1        2.3     (11.2)       (3.0)     (0.3)      0.4       2.3      3.5         5.9
 Earnings before
  extraordinary item             4.2       4.6        3.4       0.9        13.1       0.1       0.6       2.4      2.8         5.9
Extraordinary item:
 Loss from early
  extinguishment of debt           -         -          -         -           -         -         -         -     (4.7)       (4.7)
 ..................................................................................................................................
 Net earnings (loss)            $4.2      $4.6       $3.4      $0.9       $13.1      $0.1      $0.6      $2.4    ($1.9)       $1.2
==================================================================================================================================

Earnings (loss) per common
 share:
 Earnings before
  extraordinary item           $0.18     $0.20      $0.15     $0.03       $0.56         -     $0.03     $0.10    $0.12       $0.25
 Extraordinary item                -         -          -         -           -         -         -         -    (0.20)      (0.20)
 ..................................................................................................................................

 Net earnings (loss) per
  share                        $0.18     $0.20      $0.15     $0.03       $0.56         -     $0.03     $0.10   ($0.08)      $0.05
==================================================================================================================================

                         Independent Auditors' Report



The Board of Directors   We have audited the consolidated balance sheets of
and Stockholders         Borg-Warner Security Corporation and subsidiaries as of
Borg-Warner              December 31, 1995 and 1994, and the related
Security Corporation     consolidated statements of operations, stockholders'
                         equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                           In our opinion, such consolidated financial
                         statements present fairly, in all material respects, the financial position of Borg-Warner Security Corporation and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                           As discussed in Note 1, the Company changed its
                         methods of accounting for postretirement benefits other than pensions and the method of selecting the discount rate to discount its casualty insurance liabilities in 1993.


                         /s/ Deloitte & Touche LLP
                         Deloitte & Touche LLP
                         Chicago, Illinois . February 5, 1996

39