Form 10-K405, Exhibit 13
period 1996-12-31
BORG WARNER SECURITY CORP
filed 1997-03-31
CIK 817945

Borg-Warner Security Corporation

Consolidated Statistical Review

The following table sets forth selected financial information for Borg-Warner Security Corporation (the "Company"). The information is derived from the audited financial statements of the Company and treats Borg-Warner Automotive, which was spun-off in January 1993, the Company's courier unit, which was discontinued in September 1996, as discontinued operations. Previously reported results have been restated to reflect both transactions. The selected financial data should be read in connection with the 1996 Consolidated Financial Statements and accompanying notes.

                                                                                                      Year Ended December 31,
Statement of Operation Data                                                           (millions of dollars, except per share)
-----------------------------------------------------------------------------------------------------------------------------
                                                                   1992         1993          1994         1995        1996
-----------------------------------------------------------------------------------------------------------------------------
Net service revenues                                             $1,457.9     $1,592.1      $1,626.8     $1,708.5    $1,711.2
Earnings before interest and taxes                                   75.7       (148.8)         59.4         71.2        80.0
Provision (benefit) for income taxes (1)                            (23.6)        19.5          (3.2)         6.9         9.5
Earnings (loss) from continuing operations (2)                       52.9       (218.2)         13.8          8.4        13.9
Earnings (loss) from continuing operations per share             $   2.69     $  (9.54)     $   0.59     $   0.36    $   0.59
Average common shares and equivalents outstanding in
 thousands (3)                                                     19,647       22,858        23,170       23,399      23,517

Balance Sheet Data                                                                                          (at end of period)
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                     $1,742.7     $  773.5      $  811.6     $  838.5    $  760.8
Total debt                                                          740.9        450.3         459.9        484.5       442.6
Stockholders' equity                                                676.7         27.5          43.8         49.7        41.2
Net assets of discontinued operations                            $  766.9     $   35.1      $   32.5     $   36.8    $   12.6


Stock Prices
-----------------------------------------------------------------------------------------------------------------------------
1996 Quarters                                                           First          Second          Third           Fourth
-----------------------------------------------------------------------------------------------------------------------------
High                                                                  $12 3/4         $13 1/8         $9 7/8          $11 3/8
Low                                                                   $10 1/4         $ 9 5/8         $8 1/4          $ 9 3/8

1995 Quarters
-----------------------------------------------------------------------------------------------------------------------------
High                                                                  $ 9 7/8         $ 9 1/2         $9 3/8          $    13
Low                                                                   $ 5 1/2         $ 6 7/8         $8 3/8          $ 7 1/8

(1) Income taxes for the years ended December 31, 1992 and 1994 reflect certain adjustments related to changes in tax bases. See Note 11 to the 1996 Consolidated Financial Statements.

(2) $250 million of excess purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.

(3) The average common shares outstanding include 3,795,000 shares sold through an initial public offering on January 27, 1993.

Borg-Warner Security Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Revenues

Sales by business unit were:


                                                                1995 vs. 1996
(millions of dollars)               1994      1995       1996  Percent Change
-----------------------------------------------------------------------------
Physical Security Services      $1,209.4  $1,222.8   $1,223.8             0.1%
Electronic Security Services       206.2     254.7      241.1            (5.3%)
Armored Security Services          211.2     231.0      246.3             6.6%
-----------------------------------------------------------------------------
Total Revenues                  $1,626.8  $1,708.5   $1,711.2             0.2%
=============================================================================

The Company's physical security services unit is the nation's largest provider of contract security personnel with approximately 73,000 employees serving 14,000 customers in the United States, Canada, United Kingdom and South America. Physical security business revenue was flat versus 1995 primarily due to management's decision to prune low margin and higher risk business during the year. Revenue growth in 1995 was principally due to higher billing rates and new business growth.

     The Company's electronic security services unit is a leading full service provider of integrated electronic security systems, including intrusion and fire detection, closed circuit television, and access control. The unit has approximately 126,000 customers and 2,200 employees. In 1995 this unit began recognizing certain long-term alarm service contracts as sales-type leases rather than operating leases. Excluding the impact of sales-type lease accounting, 1996 alarm revenues were up modestly from 1995. Revenue in 1995, excluding the impact of sales-type leases, increased 5 percent primarily due to higher direct sales of commercial installations and higher service revenue on residential operations.

     The Company's armored security services unit is a leading provider of armored transportation, automated teller machine and cash handling services to financial institutions and commercial businesses nationwide. Revenue in 1996 increased principally due to higher volume in ATM services. 1995 revenue increased due to better pricing and higher volume in the Wells Fargo Armored Express and ATM service operations.

     In January, 1997, Wells Fargo Armored entered into a business combination with Loomis Armored. The combined company, known as Loomis, Fargo & Co., is owned 51 percent by the former Loomis shareholders and 49 percent by Borg-Warner Security. The combination created a leading armored transportation and ATM services company with broad geographic coverage. This transaction has allowed Borg-Warner Security to reduce its debt by $105 million from the 1996 year-end level.

     As of September 30, 1996, the Company's Pony Express Courier unit has been treated as a discontinued operation. In connection with this, a non-cash charge of $25 million, an earnings per share equivalent of $1.06, was incurred to recognize the future realizable value of this business.

     These two events enable Borg-Warner Security to focus its resources on the core electronic and physical security businesses.

     The Company believes the security industry will experience significant changes in the future. Increased outsourcing of security management needs, customer demand for single point responsibility, improved quality and reliability of services, and financial stability of security providers are factors driving the trend toward "total security solutions."

     Through its ability to offer both physical and electronic security services, and its 49 percent ownership in Loomis, Fargo & Co., the Company is uniquely positioned to effectively and profitably provide customers with the total security solution they require.

Total Costs and Expenses

Cost of services as a percent of revenue was 79.5 percent, 79.6 percent and 79.3 percent in 1996, 1995 and 1994, respectively. Gross profit margins remained consistent as a result of the Company's commitment to improved contract profitability and internal productivity improvement programs which offset increased labor costs.

     Depreciation expenses were $47.0 million in 1996, down from $52.1 million in 1995 and $52.8 million in 1994. Reduced electronic security equipment under operating leases was the principal factor.

     Selling, general and administrative (SG&A) expenses were $210.6 million, $212.5 million and $220.2 million in 1996, 1995 and 1994, respectively. As a percent of net sales, SG&A costs were 12.3 percent, 12.4 percent and 13.5 percent in 1996, 1995 and 1994, respectively. The decrease since 1994 is due primarily to continued cost reduction efforts, partially offset by increased investments in training and recruitment of employees and in information systems. Additionally, SG&A in 1994 included $14.0 million in non-recurring, non-cash accruals for self-insurance reserves and other corporate allowances.

     Operating profit increased to $93.1 million in 1996 from $85.9 million in 1995 and $76.1 million in 1994. Operating profit margin increased to 5.4 percent in 1996 from 5.0 percent in 1995 and 4.0 percent in 1994. Physical security services operating profit increased to $62.1 million in 1996 from $56.4 million in 1995 and $54.5 million in 1994. Electronic security services operating profit increased to $18.9 million in 1996 from $15.8 million in 1995 and $14.9 million in 1994. Armored security services operating profit was $12.1 million in 1996 compared with $13.7 million in 1995 and $6.7 million in 1994.

     Other income in 1994 included a gain of $9.9 million related to the sale of trademarks and other rights to Borg-Warner Automotive.

     Interest expense, including the amortization of financing costs, increased to $56.6 million in 1996 from $55.9 million in 1995 as a result of higher costs associated with the issuance and renegotiation of certain bank lines of credit and borrowing facilities. This was partially offset by the benefits of lower short-term market rates of interest and lower average debt levels outstanding. The increase in 1995 from $48.8 million in 1994 was due to higher market interest rates combined with increased rates under the 1995 credit agreement amendments and refinancing.

     Income taxes were $9.5 million and $6.9 million in 1996 and 1995, respectively. The Company's effective tax rate in 1996 was 40.6 percent, down from 45.1 percent in 1995. The effective tax rate generally exceeds the statutory rate because of non-deductible excess purchase price amortization. The Company recorded a net income tax benefit in 1994 primarily because of adjustments to deferred income taxes of $7.0 million related to changes in the tax basis of certain liabilities as a result of sales and settlements.

     Earnings from continuing operations for 1996 were $13.9 million, up 65.5 percent from $8.4 million in 1995. Earnings from continuing operations were $13.8 million in 1994. Including the impact of the discontinued Pony Express Courier business, the Company incurred a net loss of $14.6 million in 1996, compared with net earnings of $1.2 million in 1995, and $13.1 million in 1994. Net earnings in 1995 included a charge of $4.7 million, net of tax, from the early extinguishment of debt in connection with the amendment of the Company's credit facilities.

International Operations

Revenues for 1996 were $116.7 million compared with $109.4 million in 1995 and $101.7 million in 1994. Operations are primarily in Canada, Columbia and the United Kingdom and principally involve the employment of contract guard personnel.

Financial Position, Capital Resources and Liquidity

The Company continues its strategy to become less capital intensive and to produce steady cash flow from operations. In addition to internally generated cash flow, the Company maintains financing resources that are sufficient to meet working capital and other needs.

Cash Flow

The Company generated cash flow from operating activities of $86.9 million in 1996, compared to $52.4 million and

$68.0 million in 1995 and 1994, respectively. The improved cash flow in 1996 was due primarily to better working capital management.

  Capital expenditures of $40.7 million in 1996 were down from 1995 and 1994 levels of $47.8 million and $59.4 million, respectively. This reduction reflects a more selective investment process, primarily within the electronic security services segment.

  The Company also implemented a program in 1995 to securitize certain lease contracts within the electronic security services segment. This program reduced the internal capital requirements necessary to maintain and grow this line of business.

Leverage/Capitalization

Debt was $442.6 million at year-end 1996, a reduction of $41.9 million from the 1995 year-end level of $484.5 million. This reduction primarily resulted from cash flow from operations exceeding investing activities.

  In 1996, the Company repaid $100 million of 8% senior notes with $100 million in proceeds from a bank term loan due December 31, 1998.

  The Company uses selective financial derivative instruments to limit exposure to fluctuations in short term interest rates.

  At year-end 1996, the Company maintained bank lines of credit and borrowing facilities totalling $332.2 million of which $283.6 million was utilized and outstanding. Of the total, $41.6 million is available through June 1999 and $248 million matures at various dates through 1998, with the remainder maturing at various dates in 1997. The bank credit lines and facilities provide for funds at market rates of interest throughout the availability periods. The Company's term loan facility requires partial prepayment if, at the end of each quarter beginning with the quarter ended March 31, 1997, the Company has not achieved required covenants for the four consecutive quarters ending on such date. The Company has commitments, subject to certain customary conditions, from banks to provide debt financing that would replace the existing term loan facility.

  The Company also maintained a $155 million letter of credit facility that is available through 1998. The Company utilizes letters of credit to secure certain of its obligations under various casualty insurance programs. At year-end 1996, letters of credit totalling $136.3 million were issued and outstanding.

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


                                                                             BORG-WARNER SECURITY CORPORATION
                                                                         CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                      Year Ended December 31,
--------------------------------------------------------------------------------------------------------------
(millions of dollars, except per share)                                            1994       1995       1996
--------------------------------------------------------------------------------------------------------------
Net service revenues                                                           $1,626.8   $1,708.5   $1,711.2
Cost of services                                                                1,289.4    1,359.3    1,360.2
Selling, general and administrative expenses                                      220.2      212.5      210.6
Depreciation                                                                       52.8       52.1       47.0
Amortization of excess purchase price over net assets acquired                     14.8       13.4       13.4
Other income, net-Note 10                                                          (9.8)        --         --
Interest expense and finance charges                                               48.8       55.9       56.6
--------------------------------------------------------------------------------------------------------------
  Earnings before income taxes                                                     10.6       15.3       23.4
Provision (benefit) for income taxes-Note 11                                       (3.2)       6.9        9.5
--------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations                                              13.8        8.4       13.9
Loss from discontinued operations, net of income taxes-Note 3                      (0.7)      (2.5)     (28.5)
--------------------------------------------------------------------------------------------------------------
  Earnings (loss) before extraordinary item                                        13.1        5.9      (14.6)
Extraordinary item:
  Loss from early extinguishment of debt, net of $3.2 tax benefit-Note 5             --       (4.7)        --
--------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                                                          $   13.1   $    1.2   $  (14.6)
==============================================================================================================

Earnings (loss) per common share:
  Continuing operations                                                        $   0.59   $   0.36   $   0.59
  Discontinued operations                                                         (0.03)     (0.11)     (1.21)
  Extraordinary item                                                                 --      (0.20)        --
--------------------------------------------------------------------------------------------------------------
    Net earnings (loss) per share                                              $   0.56   $   0.05   $  (0.62)
==============================================================================================================

(See accompanying notes to consolidated financial statements)

Borg-Warner Security Corporation
Consolidated Balance Sheet

                                                                                                 December 31,
-------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                                         1995       1996
-------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                 $   19.4   $   17.8
Receivables, net                                                                              90.7      100.4
Inventories                                                                                   12.5       12.1
Other current assets                                                                          59.7       36.8
-------------------------------------------------------------------------------------------------------------
 Total current assets                                                                        182.3      167.1

Property, plant and equipment
 Land and buildings                                                                           47.6       46.9
 Machinery and equipment                                                                      72.8        5.8
 Subscribers' installations                                                                  336.5      374.6
 Capital leases                                                                               18.8       14.3
 Construction in progress                                                                      2.7        1.0
-------------------------------------------------------------------------------------------------------------
                                                                                             478.4      442.6

Less accumulated depreciation                                                                240.5      239.5
-------------------------------------------------------------------------------------------------------------
 Net property, plant and equipment                                                           237.9      203.1

Net excess purchase price over net assets acquired                                           250.2      237.2
Deferred tax asset, net                                                                       52.8       46.8
Net assets of discontinued operations                                                         36.8       12.6
Other assets                                                                                  78.5       94.0
-------------------------------------------------------------------------------------------------------------
 Total other assets                                                                          418.3      390.6
-------------------------------------------------------------------------------------------------------------
                                                                                          $  838.5   $  760.8
=============================================================================================================

Liabilities and Stockholders' Equity
Notes payable                                                                             $    3.6   $    4.4
Accounts payable and accrued expenses                                                        185.6      173.7
-------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                                   189.2      178.1

Long-term debt                                                                               480.9      438.2
Other long-term liabilities                                                                  118.7      103.3
Capital stock:
 Common stock, issued 22,446,100 shares in 1995 and 1996                                       0.2        0.2
 Series I non-voting common stock, issued 2,720,000 shares in 1995 and 1996                      -          -
Capital in excess of par value                                                                28.1       29.0
Retained earnings                                                                             31.2       20.6
Notes receivable-management stock purchase                                                    (0.3)      (0.3)
Cumulative translation adjustment                                                             (0.4)       0.5
-------------------------------------------------------------------------------------------------------------
                                                                                              58.8       50.0
Treasury common stock, at cost, 1,928,861 shares in 1995 and 1,862,311 shares in 1996         (9.1)      (8.8)
-------------------------------------------------------------------------------------------------------------
 Total stockholders' equity                                                                   49.7       41.2
-------------------------------------------------------------------------------------------------------------
                                                                                          $  838.5   $  760.8
=============================================================================================================

(See accompanying notes to consolidated financial statements)

                                                Borg-Warner Security Corporation
                                            Consolidated Statement of Cash Flows


                                                                                           Year ended December 31,
------------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                        1994             1995            1996
------------------------------------------------------------------------------------------------------------------
Operating:
 Continuing operations:
 Earnings from continuing operations                                       $ 13.8           $  8.4         $  13.9
 Adjustments to reconcile net earnings to net cash provided by continuing operations:
   Non-cash charges to earnings:
     Depreciation and amortization                                           67.6             65.5            60.4
     Provision for losses on receivables                                      5.5              4.4             2.7
     Deferred income taxes                                                   (9.4)            (5.5)           (3.8)
     Amortization of debt discount                                            2.1              2.1             0.6
   Changes in assets and liabilities:
     (Increase) in receivables                                              (17.7)            (6.1)          (12.4)
     (Increase) decrease in other current assets                             (2.8)            (6.9)           32.6
     Increase (decrease) in accounts payable and accrued expenses            19.2             19.3            (8.1)
     Net change in other long-term assets and liabilities                    (3.7)           (22.0)            5.3
   Gain on sales of other assets                                             (8.5)              --              --
------------------------------------------------------------------------------------------------------------------
   Net cash provided by continuing operations                                66.1             59.2            91.2

 Discontinued operations:
   Net loss                                                                  (0.7)            (2.5)          (28.5)
   Other cash related to discontinued operations                              2.6             (4.3)           24.2
------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) discontinued operations                     1.9             (6.8)           (4.3)
------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                 68.0             52.4            86.9

Investing:
 Capital expenditures and investments in sales-type leases                  (59.4)           (47.8)          (40.7)
 Payments related to businesses acquired                                     (9.0)              --              --
 Proceeds from sales of fixed and other assets                                4.2             (1.1)            1.9
------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                    (64.2)           (48.9)          (38.8)

Financing:
 Net increase (decrease) in notes payable                                     2.9             (6.1)            0.8
 Increase (decrease) in debt outstanding under revolving credit facility     40.2             19.4           (37.8)
 Increases in long-term debt                                                 17.5            100.0           100.0
 Reductions in long-term debt                                               (53.1)           (90.8)         (105.5)
 Net decrease in receivables sold                                           (12.0)           (20.9)           (9.3)
 Sales of treasury common stock                                               0.8              1.0             0.3
 Other                                                                        1.7             (2.0)            1.8
------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                         (2.0)             0.6           (49.7)
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          1.8              4.1            (1.6)
Cash and cash equivalents at beginning of year                               13.5             15.3            19.4
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $ 15.3           $ 19.4         $  17.8
------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
 Interest paid                                                             $ 46.0           $ 54.2         $  57.7
 Income taxes paid (refunded)                                                (3.2)             0.7             2.8

(See accompanying notes to consolidated financial statements)

Borg-Warner Security Corporation
Consolidated Statement of Stockholders' Equity


Year Ended December 31,                                                 1994                       1995                        1996
-----------------------------------------------------------------------------------------------------------------------------------
(millions of dollars, except share data)                   Shares     Amount          Shares     Amount          Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Issued
Beginning balance                                      24,955,700     $  0.2      25,155,700     $  0.2      25,166,100     $   0.2
Conversion of Series I non-voting shares
 to common shares                                         200,000         --          10,400         --              --          --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                 25,155,700        0.2      25,166,100        0.2      25,166,100         0.2
-----------------------------------------------------------------------------------------------------------------------------------
Capital in Excess of Par Value
Beginning balance                                                       28.2                       30.9                        28.1
Shares issued under stock option and
 related plans                                                           0.2                       (5.4)                        0.4
Tax benefit from trust distribution and exercise
 of stock options                                                        2.5                        2.6                         0.5
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                  30.9                       28.1                        29.0
-----------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
Beginning balance                                                       15.9                       29.7                        31.2
Net earnings (loss)                                                     13.1                        1.2                       (14.6)
Adjustment for deferred pension experience loss                          0.7                        0.3                         4.0
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                  29.7                       31.2                        20.6
-----------------------------------------------------------------------------------------------------------------------------------
Notes Receivable-Management Stock Purchase
Beginning balance                                                       (1.8)                      (1.0)                       (0.3)
Net activity                                                             0.8                        0.7                          --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                  (1.0)                      (0.3)                       (0.3)
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative Translation Adjustment
Beginning balance                                                        1.3                       (0.5)                       (0.4)
Current year adjustment                                                 (1.8)                       0.1                         0.9
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                  (0.5)                      (0.4)                        0.5
-----------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
Beginning balance                                       2,151,108      (16.3)      2,237,344      (15.5)      1,928,861        (9.1)
Shares issued under stock option and
 related plans                                           (113,764)       0.8        (318,883)       6.4         (66,550)        0.3
Conversion of Series I non-voting shares
 to common shares                                         200,000         --          10,400         --              --          --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                  2,237,344      (15.5)      1,928,861       (9.1)      1,862,311        (8.8)
-----------------------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                            $ 43.8                     $ 49.7                     $  41.2
-----------------------------------------------------------------------------------------------------------------------------------

(See accompanying notes to consolidated financial statements)

                                                Borg-Warner Security Corporation
                                      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
Note 1-Summary of Significant Accounting Policies

The following paragraphs briefly describe significant accounting policies. Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

Principles of Consolidation

The consolidated financial statements include all significant subsidiaries. As of September 30, 1996, the Company's courier unit has been treated as a discontinued operation. The assets, liabilities, results of operations and adjustments to carrying values of net assets, and cash flows of the courier unit have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated (see Note 3).

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash and certificates of deposit with original maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost of substantially all inventories is determined by the first-in, first-out method.

Property, Plant and Equipment and Depreciation

Property, plant and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed generally on the straight-line method over the following estimated useful lives:

  Buildings and improvements  15 to 50 years
  Machinery and equipment  3 to 12 years
  Subscribers' installations  8 to 15 years
  Property under capital leases  3 to 7 years

Income Taxes

Income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized (see Note 11).

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

Casualty Insurance Liabilities

The Company has accrued a discounted liability for the retained portion of insurance costs related to its various

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


deductible policies. This insurance liability is determined by the Company based on claims filed and an estimate of claims incurred but not yet reported. The discount rate used to value the future obligation at December 31, 1995 and 1996 was 5.5%.

Amortization of Excess of Purchase Price Over

Net Assets Acquired

Excess of purchase price over net assets acquired is being amortized on a straight-line basis over 5 to 40 years, with the majority being amortized over 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired.

Transactions with Borg-Warner Automotive

Under a tax-sharing agreement with the Company, for periods prior to January 1993, Borg-Warner Automotive is required to pay the Company for any operating loss carry-forward apportioned to it at such time as the benefits related to such carry-forward are realized by Borg-Warner Automotive. Also, certain costs incurred at corporate headquarters are charged to Borg-Warner Automotive based on a service agreement with the Company.

Derivative Financial Instruments

The Company uses interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned.

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

New Accounting Pronouncements

     In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of." The adoption of this standard did not have a material effect on the financial statements.

     In 1996, the Company also adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement defines a new "fair value" method of accounting for stock-based compensation expense, and requires certain additional disclosures. The statement also allows the retention of the previous "intrinsic value" method of accounting for expense recognition under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company has retained the intrinsic value method and, therefore, the new standard had no effect on the Company's net income or financial position (see Note 8).

     In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1, "Environmental Remediation Liabilities," which is effective for calendar year 1997. The Company does not expect adoption of this statement to have a material effect on the financial statements.

     In June 1996, the Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which the Company must adopt for transactions occurring after December 31, 1996. The Company does not expect adoption of this statement to have a material effect on the financial statements.

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued
--------------------------------------------------------------------------------

Note 2--Balance Sheet Information

Detailed balance sheet data are as follows:
                                                                    December 31,
--------------------------------------------------------------------------------
(millions of dollars)                                               1995    1996
--------------------------------------------------------------------------------
Receivables
 Customers                                                        $ 94.1  $102.8
 Other                                                               3.4     3.9
--------------------------------------------------------------------------------
                                                                    97.5   106.7
   Less allowance for losses                                         6.8     6.3
--------------------------------------------------------------------------------
Net receivables                                                   $ 90.7  $100.4
================================================================================

Other assets
 Net investment in sales-type leases                              $ 35.3  $ 54.4
 Debt issuance costs                                                14.5    10.4
 Deferred pension asset                                              7.5     9.1
 Deferred subscribers' installation costs                            7.2     5.4
 Other                                                              14.0    14.7
--------------------------------------------------------------------------------
Total other assets                                                $ 78.5  $ 94.0
================================================================================

Accounts payable and accrued expenses
 Trade payables                                                   $ 24.4  $ 42.5
 Payroll and related                                                58.2    41.6
 Casualty insurance                                                 45.2    44.4
 Interest                                                            8.5     5.2
 Liabilities to former shareholders                                 10.9     8.7
 Deferred income                                                    10.8    10.3
 Other                                                              27.6    21.0
--------------------------------------------------------------------------------
Total accounts payable and accrued expenses                       $185.6  $173.7
================================================================================

In November 1995 the Company replaced its previous $100 million accounts receivable facility with an agreement to sell a $120 million undivided interest in a revolving pool of customer receivables. This sold interest is reflected as a reduction of "Receivables, net" in the accompanying Consolidated Balance Sheet at December 31, 1995 and 1996. The Company retains, on a subordinated basis, an undivided interest in the pool of receivables. The Company's retained interest of $15.3 million and $34.9 million at December 31, 1995 and 1996, respectively, is included with "Receivables, net" on the balance sheet. While the courier unit continues to participate in the receivables facility, its share of the receivables pool has been segregated on the balance sheet with "Net assets of discontinued operations." "Other current assets" at December 31, 1995 and 1996 included interest-bearing cash deposits of $28.9 million and $9.3 million, respectively, held in trust under the terms of the accounts receivable facility. These deposits represent proceeds of collections held back based on the amount of eligible receivables in the revolving receivables pool. The Company's retained interest in the receivables and cash deposits is generally restricted. The full amount of the allowance for losses has been retained because the Company has retained substantially the same risk of credit loss as if the receivables had not been sold. The discount related to the sale of receivables is included with "Interest expense and finance charges" in the Consolidated Statement of Operations.

  Selling, general and administrative expenses include provisions for losses on receivables of $5.5 million, $4.4 million and $2.7 million in 1994, 1995 and 1996, respectively.

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


     Accumulated depreciation related to capital leases amounted to $11.0 million and $8.8 million at December 31, 1995 and 1996, respectively. Accumulated amortization related to excess purchase price over net assets acquired amounted to $77.8 million and $74.2 million at December 31, 1995 and 1996, respectively.

     Trade payables include checks outstanding in excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks do not call for reimbursement until checks are presented for payment. Such amounts were $16.1 million and $32.7 million at December 31, 1995 and 1996, respectively.

     The non-current portion of the casualty insurance liability, included in other long-term liabilities, was $44.2 million at December 31, 1995 and 1996. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities, was $89.4 million and $88.6 million at December 31, 1995 and 1996, respectively. The estimated aggregate undiscounted insurance liability was $101.6 million and $101.9 million at December 31, 1995 and 1996, respectively.

--------------------------------------------------------------------------------
Note 3-Discontinued Operations

As of September 30, 1996, the Company's courier unit has been treated as a discontinued operation. The assets, liabilities, results of operations and adjustments to carrying values of net assets, and cash flows of the courier unit have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated. As of December 31, 1996, the net assets of the discontinued operation consists mainly of customer receivables, property, plant and equipment and accounts payable.



                                                                              Year Ended December 31,
-----------------------------------------------------------------------------------------------------
(millions of dollars, except per share)                                      1994      1995      1996
-----------------------------------------------------------------------------------------------------
Net service revenues                                                       $166.1    $154.0    $140.0
=====================================================================================================

Loss from operations before income taxes                                   $ (0.5)   $ (3.5)   $ (5.4)
Income tax benefit (paid)                                                    (0.2)      1.0       1.9
------------------------------------------------------------------------------------------------------
Loss from operations                                                         (0.7)     (2.5)     (3.5)

Adjustment of assets to estimated realizable value and other provisions        --        --     (27.0)
Income tax benefit                                                             --        --       2.0
-----------------------------------------------------------------------------------------------------
Net adjustment and provisions                                                  --        --     (25.0)
-----------------------------------------------------------------------------------------------------

Net loss from discontinued operations                                      $ (0.7)   $ (2.5)   $(28.5)
=====================================================================================================

Loss per common share:
 Loss from operations                                                      $(0.03)   $(0.11)   $(0.15)
 Net adjustment and provisions                                                 --        --     (1.06)
-----------------------------------------------------------------------------------------------------
   Loss per common share                                                   $(0.03)   $(0.11)   $(1.21)
=====================================================================================================

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued

--------------------------------------------------------------------------------
Note 4--Commitments

The Company is committed to pay rents on non-cancelable operating leases with terms exceeding one year. Rental amounts committed in future years are summarized at December 31, 1996 as follows:

Fiscal year                 (millions of dollars)
-------------------------------------------------
1997                                        $19.4

1998                                         16.3

1999                                          9.9

2000                                          6.4

2001                                          4.3

2002 and after                                8.9
-------------------------------------------------
Total                                       $65.2
-------------------------------------------------

Total rental expense amounted to $21.5 million, $26.1 million and $26.7 million in 1994, 1995 and 1996, respectively.

Note 5--Notes Payable and Long-Term Debt

The following is a summary of notes payable and long-term debt which reflects all borrowings of the Company and its consolidated subsidiaries:

                                                                                  December 31, 1995   December 31, 1996
-----------------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                             Current  Long-Term  Current  Long-Term
-----------------------------------------------------------------------------------------------------------------------
Bank term loan due 1998 (at an average of 8.3% in 1995 and 8.9% in 1996)            $ --     $100.0     $ --     $196.8
Bank revolving credit loan due through 1999
  (at an average rate of 7.3% in 1995 and 8.5% in 1996)                               --      124.6       --       86.8
8% notes (face amount $100 million due 1996)                                          --       99.5       --         --
Unsecured notes (at an average rate of 7.0% in 1995 and 7.3% in 1996)                0.4        0.6      2.0        0.1
Capital lease liability (at an average rate of 8.4% in 1995 and 10.2% in 1996)       3.2        7.1      2.4        5.3
9 1/8% senior subordinated notes (face amount $150 million due 2003)                  --      149.1       --      149.2
-----------------------------------------------------------------------------------------------------------------------

Total notes payable and long-term debt                                              $3.6     $480.9     $4.4     $438.2
-----------------------------------------------------------------------------------------------------------------------

Maturities of long-term debt, including unamortized discount of $0.8 million, are as follows: 1998, $243.4 million; 1999, $42.2 million; 2000, $1.0 million;
2001, $1.0 million; and after 2001, $151.4 million.

  Included in long-term debt at December 31, 1995 and 1996 were obligations of $255.7 million and $154.5 million, respectively, with fixed interest rates and $225.2 million and $283.7 million, respectively, with variable interest rates (generally based on LIBOR or prime rate). Interest rate swap agreements with a notional amount of $125 million at December 31, 1996 were utilized to manage exposure to interest rate fluctuations. Under these agreements the Company has exchanged variable rate payments based on LIBOR for fixed rate payments.

  In 1995, the Company completed a financing which updated more than $600 million of existing bank facilities. The financing included a $200 million intermediate term loan, a $120 million accounts receivable facility, an extension of the maturity of an existing letter of credit facility of $155 million, and amendments to an existing $166 million revolving credit facility. The term loan and the receivables facility are available through December 31, 1998 while the revolving credit facility is available through June 30, 1999.

  The committed amount under the revolving credit facility

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


reduces semi-annually during the remaining commitment period. Available future commitments at December 31 are as follows: 1997, $92.4 million; and 1998, $41.6 million. Unused commitments at December 31, 1996 under the revolving credit facility were $48.6 million.

  The credit facilities contain numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness, to create or permit to exist certain liens, or to pay dividends. To secure its obligations under these facilities, the Company pledged the stock of certain of its subsidiaries.

  In 1995, an extraordinary loss of $4.7 million, net of tax, was realized related to the extinguishment of debt in connection with the amendment of the Company's credit facilities.

--------------------------------------------------------------------------------
Note 6--Contingent Liabilities

The Company's discontinued property and casualty insurance subsidiary ("Centaur") ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. Rehabilitation is a process supervised by the Illinois Director of Insurance to attempt to compromise claim liabilities at an aggregate level that is not in excess of Centaur's assets. In rehabilitation, Centaur's assets are being used to satisfy claim liabilities under direct insurance policies written by Centaur. Any remaining assets will be applied to Centaur's obligations to other insurance companies under reinsurance contracts. If all of Centaur's obligations are not satisfied through rehabilitation, it is possible that satisfaction could be sought from the Company for Centaur's liabilities.

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

  The Company and certain of its current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued


the scope of contamination at such sites, estimated remediation costs at such sites, indemnification obligations in favor of the Company from the current owners of certain sold or discontinued operations, estimated legal fees and other factors, the Company has made provisions for indicated environmental liabilities in the aggregate amount of approximately $9 million (relating to environmental matters with respect to discontinued operations of the Company). The Company has requested that its discontinued automotive subsidiary, Borg-Warner Automotive, indemnify it against certain past and future costs relating to environmental and financing liabilities associated with certain former automotive operations. At December 31, 1996 such past costs were approximately $2.3 million. Borg-Warner Automotive has contested its indemnification obligation with respect to such liabilities.

  The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.


Note 7--Retirement Benefits

The Company has various defined benefit and contribution plans which cover eligible employees.

  Retirement benefit expense amounted to $5.8 million, $4.7 million and $4.5 million in 1994, 1995 and 1996, respectively. This expense includes post-retirement life insurance and medical benefits of $0.2 million, $0.3 million and $0.3 million for 1994, 1995 and 1996, respectively, as well as defined contribution plan expenses of $1.6 million, $1.7 million and $1.5 million in 1994, 1995 and 1996, respectively.

  The following table sets forth the funded status of the defined benefit plans:

Funded Status                                                     December 31, 1995    December 31, 1996
--------------------------------------------------------------------------------------------------------
(millions of dollars)                                               Over     Under       Over     Under
--------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                                  $45.6     $ 44.1      $60.6     $25.7
  Non-vested benefits                                                1.4        2.0        2.6       0.1
--------------------------------------------------------------------------------------------------------
    Accumulated benefit obligations                                 47.0       46.1       63.2      25.8
Effect of projected future compensation levels                       5.3         --        5.0        --
--------------------------------------------------------------------------------------------------------
    Projected benefit obligation                                    52.3       46.1       68.2      25.8
Plan assets at fair value                                           55.9       34.4       81.4      20.5
--------------------------------------------------------------------------------------------------------
Assets in excess of (less than) projected benefit obligation         3.6      (11.7)      13.2      (5.3)
Unrecognized net loss (gain)                                         2.9        9.7       (4.9)      3.1
Unrecognized prior service cost (benefit)                           (1.7)       2.7        0.8        --
--------------------------------------------------------------------------------------------------------
Net asset (liability) before minimum liability                       4.8        0.7        9.1      (2.2)
Adjustment required to recognize minimum liability                    --      (12.4)        --      (3.1)
--------------------------------------------------------------------------------------------------------
Net asset (liability) on balance sheet                             $ 4.8     $(11.7)     $ 9.1     $(5.3)
--------------------------------------------------------------------------------------------------------

BORG-WARNER SECURITY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


Assets held in trust for the defined benefit plans are comprised primarily of marketable equity and fixed income securities.

  Net periodic pension expense for the defined benefit plans was comprised as follows:



                                         Year Ended December 31,
-----------------------------------------------------------------
(millions of dollars)                     1994     1995     1996
-----------------------------------------------------------------
Service cost                             $ 3.0   $  2.4   $  3.3
Interest cost                              6.7      6.9      7.0
Actual return on assets                    1.1    (20.4)   (12.5)
Net amortization and deferrals            (6.9)    13.8      4.9
-----------------------------------------------------------------
  Net periodic pension cost              $ 3.9   $  2.7   $  2.7
=================================================================

The Company's assumptions used as of December 31, 1994, 1995 and 1996 in determining the pension cost and pension liability shown above were as follows:


(percent)                     1994  1995  1996
----------------------------------------------
Discount rate                  8.5   7.5   8.0
Rate of salary progression     4.0   4.0   4.0
Long-term rate of
  return on assets             9.5   9.5  10.0
----------------------------------------------

The Company also has post-employment benefits covering certain existing and former employees, including employees of certain businesses which have been divested by the Company. The liabilities on the Company's balance sheet for these benefits as of December 31, 1995 and 1996 were $12.4 million and $11.5 million, respectively, and are included in "Other Long-Term Liabilities." The discount rate used in determining this liability was 7.5% in 1995 and 8.0% in 1996. Medical expense increases are projected to be 7.25% in 1997 grading to 5.25% in 1999.

--------------------------------------------------------------------------------
NOTE 8-STOCK OPTIONS AND NOTES RECEIVABLE-
MANAGEMENT STOCK PURCHASE

Stock Option Plan

The Company has two plans which authorize the grant of options to purchase 3,900,000 shares of the Company's common stock. All options granted to date carry exercise prices ranging from $5.00 to $20.75 per share. These prices correspond to the fair market value (as defined in the plans) of the Company's common stock at the time of grant with a graded vesting schedule between two to three years.

  In 1994, 1995 and 1996 there were no options canceled or converted.

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued


Common shares under option for the years ended December 31, 1994, 1995 and 1996 are summarized as follows:

                                                                Number of Shares                       Aggregate Option Price
-----------------------------------------------------------------------------------------------------------------------------------
(shares in thousands, dollars in millions)               1994          1995          1996           1994          1995       1996
-----------------------------------------------------------------------------------------------------------------------------------
Shares under option at January 1                        1,472         1,843         1,810          $ 19.9         $26.7     $ 24.2
Granted                                                   593           390           159             9.7           3.3        1.7
Exercised                                                (114)         (141)          (66)           (1.1)         (0.7)      (0.3)
Forfeited                                                (108)         (282)         (358)           (1.8)         (5.1)      (6.7)
-----------------------------------------------------------------------------------------------------------------------------------
Shares under option at end of period                    1,843         1,810         1,545          $ 26.7         $24.2     $ 18.9
===================================================================================================================================
Options exercisable                                       881           800           985
==========================================================================================
Shares available for future grant                         186            78         1,177
==========================================================================================
Weighted-average fair value of options
 granted during the year                                             $ 3.57        $ 4.00
==========================================================================================

Additional information regarding options outstanding as of December 31, 1996 is as follows (thousands of shares):

                                                Options Outstanding              Options Exercisable
                                       --------------------------------------   ----------------------
                                                  Weighted Average   Weighted                 Weighted
                                                         Remaining    Average                  Average
Range of                                    Number     Contractual   Exercise        Number   Exercise
Exercise Prices                        Outstanding       Life (yrs)     Price   Exercisable      Price
------------------------------------------------------------------------------------------------------
$5.00-8.75                                     668             5.3     $ 7.04           378     $ 5.92
 10.94-15.94                                   548             7.2      14.75           294      15.84
 16.03-18.83                                   263             4.3      17.99           263      17.99
 19.63-20.75                                    66             6.6      20.14            50      20.21
------------------------------------------------------------------------------------------------------
 5.00-20.75                                  1,545             5.9      12.20           985      12.84
======================================================================================================

The 560 thousand options outstanding at December 31, 1996 that are not presently exercisable will vest according to various schedules between two to three years.

  The Company has retained the "intrinsic value" method of accounting for stock-based compensation expense under APB 25. Had compensation cost been determined based on the "fair value" method under SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

                                                         Year Ended December 31,
--------------------------------------------------------------------------------
(millions of dollars, except per share)                       1995     1996
--------------------------------------------------------------------------------
Net income (loss)           As reported                       $ 1.2   $(14.6)
                            Pro forma                           1.1    (14.9)
Earnings (loss) per share   As reported                       $0.05   $(0.62)
                            Pro forma                          0.04    (0.63)
--------------------------------------------------------------------------------

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996, respectively: expected volatility of 43% and 41%; risk-free interest rates of 6.00-6.81% and 6.15-6.22%; and expected lives of 4 and 3-4 years.

Notes Receivable-Management Stock Purchase

Included among the Company's equity holders are members of management. Purchases of shares by management have been funded in part by loans from the Company. These loans, which totaled approximately $0.3 million at December 31, 1995 and 1996, bear interest at approximately 6% and are offset against stockholders' equity in the Consolidated Balance Sheet.


--------------------------------------------------------------------------------
Note 9--Business Segment Information

The Company's continuing operations have been classified into three business segments: guard, alarm and armored services. The guard segment provides contract security officers to patrol client facilities, monitor electronic systems and control public and employee access. The alarm segment primarily designs, installs, monitors and services sophisticated electronic security systems and fire and intrusion detection systems. The armored segment transports currency, securities and other valuables. Additionally, this segment provides full-service automated teller machine operations and cash management services such as deposit verification and currency processing.

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

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued


Summarized financial information by business segment for 1994, 1995 and 1996 is as follows:


                                                                         Year Ended December 31,
------------------------------------------------------------------------------------------------
(millions of dollars)                                                  1994       1995      1996
------------------------------------------------------------------------------------------------
NET SERVICE REVENUES:
 Guard services                                                    $1,209.4   $1,222.8  $1,223.8
 Alarm services                                                       206.2      254.7     241.1
 Armored services                                                     211.2      231.0     246.3
------------------------------------------------------------------------------------------------
   Total net service revenues                                      $1,626.8   $1,708.5  $1,711.2
================================================================================================
OPERATING PROFIT:
 Guard services                                                    $   54.5   $   56.4  $   62.1
 Alarm services                                                        14.9       15.8      18.9
 Armored services                                                       6.7       13.7      12.1
------------------------------------------------------------------------------------------------
   Total operating profit                                              76.1       85.9      93.1
------------------------------------------------------------------------------------------------
 Corporate expenses                                                    26.5       14.7      13.1
 Other income                                                          (9.8)         -         -
 Interest expense                                                      48.8       55.9      56.6
------------------------------------------------------------------------------------------------
 Earnings before taxes                                                 10.6       15.3      23.4
 Provision (benefit) for income taxes                                  (3.2)       6.9       9.5
------------------------------------------------------------------------------------------------
   Earnings from continuing operations                             $   13.8   $    8.4  $   13.9
================================================================================================
DEPRECIATION:
 Guard services                                                    $    7.4   $    7.3  $    5.7
 Alarm services                                                        38.0       37.4      34.2
 Armored services                                                       7.0        7.1       7.0
 Corporate                                                              0.4        0.3       0.1
------------------------------------------------------------------------------------------------
   Total depreciation                                              $   52.8   $   52.1  $   47.0
================================================================================================
AMORTIZATION OF EXCESS PURCHASE PRICE OVER NET ASSETS ACQUIRED:
 Guard services                                                    $   11.1   $    8.9  $    8.9
 Alarm services                                                         2.3        2.8       2.9
 Armored services                                                       1.3        1.5       1.4
 Corporate                                                              0.1        0.2       0.2
------------------------------------------------------------------------------------------------
   Total amortization                                              $   14.8   $   13.4  $   13.4
================================================================================================
CAPITAL EXPENDITURES:
 Guard services                                                    $    8.6   $    3.6  $    3.1
 Alarm services                                                        44.6       40.5      29.5
 Armored services                                                       6.2        3.7       8.1
------------------------------------------------------------------------------------------------
   Total capital expenditures                                      $   59.4   $   47.8  $   40.7
================================================================================================
IDENTIFIABLE ASSETS:
 Guard services                                                               $  259.2  $  231.1
 Alarm services                                                                  364.6     348.2
 Armored services                                                                 89.1      87.4
 Discontinued operations                                                          36.8      12.6
 Corporate                                                                        88.8      81.5
------------------------------------------------------------------------------------------------
   Total identifiable assets                                                  $  838.5  $  760.8
================================================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


Note 10--Other Income, Net

Other income in 1994 included a $9.9 million gain on the sale of certain trademarks and other rights to Borg-Warner Automotive.

--------------------------------------------------------------------------------
Note 11--Income Taxes

Earnings before income taxes from continuing operations and provision (benefit) for income taxes consist of:

                                                   1994                          1995                     1996
-----------------------------------------------------------------------------------------------------------------------
(millions of dollars)                    U.S.  Non-U.S.    Total      U.S.   Non-U.S.   Total   U.S.  Non-U.S.   Total
-----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes            $ 7.9     $ 2.7    $10.6     $11.9      $ 3.4   $15.3  $19.1     $ 4.3   $23.4
-----------------------------------------------------------------------------------------------------------------------
Income taxes:
Current:
 Federal/Foreign                        $ 3.6      $1.7    $ 5.3     $ 9.9      $ 1.5   $11.4  $10.5     $ 1.3   $11.8
 State                                    0.9        --      0.9       1.0         --     1.0    1.5        --     1.5
-----------------------------------------------------------------------------------------------------------------------
                                          4.5       1.7      6.2      10.9        1.5    12.4   12.0       1.3    13.3
Deferred                                 (9.4)       --     (9.4)     (5.5)        --    (5.5)  (3.8)       --    (3.8)
-----------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes    $(4.9)    $ 1.7    $(3.2)    $ 5.4      $ 1.5   $ 6.9  $ 8.2     $ 1.3   $ 9.5
-----------------------------------------------------------------------------------------------------------------------


The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:



(millions of dollars)                                                             1994               1995          1996
-----------------------------------------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate of 35%                                       $ 3.7              $ 5.3         $ 8.2
Increases (decreases) resulting from:
  Change in tax basis                                                             (7.0)                --            --
  State income taxes                                                               0.6                0.8           0.8
  Non-temporary differences                                                        0.6                0.7           0.7
  Other, net                                                                      (1.1)               0.1          (0.2)
-----------------------------------------------------------------------------------------------------------------------
Income taxes reported                                                            $(3.2)             $ 6.9         $ 9.5
-----------------------------------------------------------------------------------------------------------------------

                                                Borg-Warner Security Corporation
                           Notes to Consolidated Financial Statements, continued


Following are the components of the net deferred tax asset as of December 31, 1995 and 1996:

(millions of dollars)                                             1995         1996
-----------------------------------------------------------------------------------
Deferred tax assets:
 Liabilities for casualty insurance                             $ 35.8      $ 35.6
 Liabilities related to discontinued operations                    9.8         9.6
 Liabilities for pension benefits                                  4.4         0.4
 Liabilities for other post-retirement benefits                    5.1         4.6
 Other, net                                                        8.0         2.8
 Net operating loss carry-forward                                 16.7        10.9
 General business credit                                          25.5        26.3
 Minimum tax credit                                               27.0        26.6
 Foreign tax credit                                                2.3         1.3
-----------------------------------------------------------------------------------
   Total deferred tax assets                                     134.6       118.1
Valuation allowance                                              (10.6)      (6.8)
-----------------------------------------------------------------------------------
                                                                 124.0       111.3
Deferred tax liabilities:
 Fixed assets                                                    (49.5)      (43.9)
 Investments                                                     (13.1)      (13.1)
 Net excess purchase price over net assets acquired               (8.6)       (7.5)
-----------------------------------------------------------------------------------
   Total deferred tax liabilities                                (71.2)      (64.5)
-----------------------------------------------------------------------------------
   Net deferred tax asset                                       $ 52.8       $ 46.8
===================================================================================

The foreign tax credit carry-forward has been fully considered in the valuation allowance at both December 31, 1995 and 1996 while an additional allowance of $8.3 million and $5.5 million at December 31, 1995 and 1996, respectively, has been established against the other credits. The general business credit carry-forward will expire in years 2004-2009, the net operating loss carry-forward will expire in 2009, while the minimum tax credit can be carried forward indefinitely.

--------------------------------------------------------------------------------
Note 12-Capital Stock

The following table summarizes the Company's capital stock at December 31, 1995 and 1996:
--------------------------------------------------------------------------------

                                                                      December 31,
-----------------------------------------------------------------------------------
(thousands of shares)                                           1995        1996
--------------------------------------------------------------------------------
Common stock, $.01 par value:
 Authorized                                                 50,000.0    50,000.0
 Issued                                                     22,446.1    22,446.1
 Outstanding                                                22,087.6    22,154.2

Series I non-voting common stock, $.01 par value:
 Authorized                                                 25,000.0    25,000.0
 Issued                                                      2,720.0     2,720.0
 Outstanding                                                 1,149.6     1,149.6

Preferred stock, $.01 par value:
 Authorized                                                  5,000.0     5,000.0
 Issued and Outstanding                                            -           -

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

--------------------------------------------------------------------------------
Note 13--Fair Value of Financial Instruments

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

  The carrying amounts and fair values of long-term debt at December 31, 1995 and 1996 were as follows:

                                                                    December 31,
--------------------------------------------------------------------------------
(millions of dollars)                                               1995    1996
--------------------------------------------------------------------------------
Carrying amount                                                   $473.8  $432.9
Fair value                                                         463.6   432.4

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

  The fair value of interest rate swaps is the estimated amount the Company would receive or pay to terminate the agreement. The fair value is calculated using current market rates and the remaining terms of the agreements. The fair value of interest rate swaps at December 31, 1996 is not significant. In the unlikely event that a counterparty fails to meet the terms of an interest rate swap, the Company's exposure is limited to the interest rate differential. The underlying notional amounts on which the Company has interest rate swap agreements outstanding was $100 million at December 31, 1995 and $125 million at December 31, 1996.

Letters of credit

The Company utilizes third-party letters of credit to guarantee certain casualty insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value/fair value of the letters of credit at December 31, 1995 and 1996 were $150.3 million and $136.3 million, respectively. To monitor the counterparties' ability to perform, these letters of credit are only executed with major financial institutions, and full performance is anticipated.

                                                                                                    Borg-Warner Security Corporation
                                                                               Notes to Consolidated Financial Statements, continued

------------------------------------------------------------------------------------------------------------------------------------
Note 14--Interim Financial Information (Unaudited)

                                                            1995 Quarter Ended                                  1996 Quarter Ended
------------------------------------------------------------------------------------------------------------------------------------
(millions of dollars,
 except per share)           Mar. 31   June 30   Sept. 30   Dec. 31  Year 1995   Mar. 31   June 30   Sept. 30  Dec. 31    Year 1996
------------------------------------------------------------------------------------------------------------------------------------
Net service revenues          $423.8    $427.6    $427.8    $429.3    $1,708.5    $414.1    $418.3    $434.9    $443.9    $1,711.2

Cost of services               336.0     341.5     341.0     340.8     1,359.3     329.6     332.2     348.2     350.2     1,360.2
Selling, general and
 administrative expenses        56.8      54.6      51.7      49.4       212.5      52.7      52.2      51.8      53.9       210.6
Depreciation                    13.6      13.0      13.0      12.5        52.1      12.1      11.8      11.7      11.4        47.0
Amortization of excess
 purchase price over
 net assets acquired             3.5       3.4       3.1       3.4        13.4       3.3       3.4       3.4       3.3        13.4
Interest expense and
 finance charges                13.4      13.9      13.7      14.9        55.9      14.5      14.1      14.1      13.9        56.6
------------------------------------------------------------------------------------------------------------------------------------
 Earnings before income
  taxes                          0.5       1.2       5.3       8.3        15.3       1.9       4.6       5.7      11.2        23.4
Provision (benefit) for
 income taxes                   (0.1)      0.3       2.5       4.2         6.9       0.3       1.7       2.5       5.0         9.5
------------------------------------------------------------------------------------------------------------------------------------
 Earnings from continuing
  operations                     0.6       0.9       2.8       4.1         8.4       1.6       2.9       3.2       6.2        13.9
Loss from discontinued
 operations, net of
 income taxes                   (0.5)     (0.3)     (0.4)     (1.3)       (2.5)     (1.1)     (1.0)    (26.4)       --       (28.5)
------------------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before
  extraordinary item             0.1       0.6       2.4       2.8         5.9       0.5       1.9     (23.2)      6.2       (14.6)
Extraordinary item:
 Loss from early
  extinguishment of debt,
  net of income taxes             --        --        --      (4.7)       (4.7)       --        --        --        --          --
------------------------------------------------------------------------------------------------------------------------------------
 Net earnings (loss)          $  0.1    $  0.6    $  2.4    $ (1.9)   $    1.2    $  0.5    $  1.9    $(23.2)   $  6.2    $  (14.6)
====================================================================================================================================

Earnings (loss) per common
 share:
 Continuing operations        $ 0.02    $ 0.04    $ 0.12    $ 0.18    $   0.36    $ 0.07    $ 0.12    $ 0.14    $ 0.26    $   0.59
 Discontinued operations       (0.02)    (0.01)    (0.02)    (0.06)      (0.11)    (0.05)    (0.04)    (1.13)       --       (1.21)
 Extraordinary item               --        --        --     (0.20)      (0.20)       --        --        --        --          --
------------------------------------------------------------------------------------------------------------------------------------
   Net earnings (loss)
    per share                     --    $ 0.03    $ 0.10    $(0.08)   $   0.05    $ 0.02    $ 0.08    $(0.99)   $ 0.26    $  (0.62)
====================================================================================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued

--------------------------------------------------------------------------------
Note 15--Subsequent Event and Related Pro Forma Financial Information
(Unaudited)

The following unaudited Pro Forma Financial Information has been prepared as a result of the combination on January 24, 1997, of the Company's armored services unit with Loomis Holding Corporation. The unaudited Pro Forma Financial Information is based on the historical financial statements of the Company and gives effect to (i) the disposition of substantially all of the assets and certain liabilities of the armored unit and other adjustments related to the business combination and (ii) the application of the net proceeds received by the Company to repay certain indebtedness. The accompanying unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1996 gives effect to the transactions as if they had been consummated on January 1, 1996. The unaudited Pro Forma Consolidated Balance Sheet at December 31, 1996 is presented giving effect to the transactions as if they had been consummated as of that date.

  While the Company anticipates that it will recognize a gain from the sale of the armored unit's net assets, the ultimate gain is subject to potential purchase price adjustments and other contingencies of which the amounts have not been finalized at this time. However, the Company does not anticipate that the gain will be material, and the Company does not expect any material nonrecurring charges or credits to result from the transaction.

  The unaudited Pro Forma Financial Information is intended for informational purposes only and is not necessarily indicative of the future results of operations or financial position of the Company had the transactions described above occurred on the indicated dates or been in effect for the periods presented.

  The unaudited Pro Forma Financial Information and the accompanying notes should be read in conjunction with the historical Consolidated Financial Statements of the Company, including the related notes thereto.

Pro Forma Consolidated Statement of Operations (Unaudited)
                                                                                  Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------
                                                                                      Pro Forma
(millions of dollars, except per share)                               Historical   Adjustments/(a)/  Pro Forma
--------------------------------------------------------------------------------------------------------------
Net service revenues                                                    $1,711.2      $(246.3)        $1,464.9
Cost of services                                                         1,360.2       (204.5)         1,155.7
Selling, general and administrative expenses                               210.6        (20.7)           189.9
Depreciation                                                                47.0         (7.1)            39.9
Amortization of excess purchase price over net assets acquired              13.4         (1.5)            11.9
Interest expense and finance charges                                        56.6         (9.1)/(b)/       47.5
--------------------------------------------------------------------------------------------------------------
 Earnings before income taxes and equity in earnings
   of unconsolidated subsidiaries                                           23.4         (3.4)            20.0
Provision for income taxes                                                   9.5         (1.3)/(c)/        8.2
--------------------------------------------------------------------------------------------------------------
 Earnings before equity in earnings of unconsolidated subsidiaries          13.9         (2.1)            11.8
Equity in earnings of Loomis, Fargo & Co.                                     --          3.8 /(d)/        3.8
--------------------------------------------------------------------------------------------------------------

 Earnings from continuing operations                                    $   13.9      $   1.7         $   15.6
==============================================================================================================

Earnings per share from continuing operations                           $   0.59                      $   0.66

Average shares outstanding (in thousands)                                 23,517                        23,517

Borg-warner Security Corporation
Notes To Consolidated Financial Statements, continued


Pro Forma Consolidated Balance Sheet (Unaudited)



                                                                                         Year Ended December 31, 1996
----------------------------------------------------------------------------------------------------------------------
                                                                                        Pro Forma
(millions of dollars)                                                  Historical     Adjustments /(e)/      Pro Forma
----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                  $ 17.8             --               $ 17.8
Receivables, net                                                            100.4         $(28.7)                71.7
Inventories                                                                  12.1           (1.8)                10.3
Other current assets                                                         36.8           11.3 /(b)/           48.1
----------------------------------------------------------------------------------------------------------------------
  Total current assets                                                      167.1          (19.2)               147.9

Property, plant and equipment, at cost                                      442.6          (76.5)               366.1
Less accumulated depreciation                                               239.5          (45.6)               193.9
----------------------------------------------------------------------------------------------------------------------
  Net property, plant and equipment                                         203.1          (30.9)               172.2

Net excess purchase price over net assets acquired                          237.2          (27.4)               209.8
Deferred tax asset, net                                                      46.8           (5.1)                41.7
Net assets of discontinued operations                                        12.6             --                 12.6
Investment in Loomis, Fargo & Co.                                              --            3.4 /(d)/            3.4
Other assets                                                                 94.0          (11.3)                82.7
----------------------------------------------------------------------------------------------------------------------
  Total assets                                                             $760.8         $(90.5)              $670.3
======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable                                                              $  4.4         $ (0.6)              $  3.8
Accounts payable and accrued expenses                                       173.7          (10.1)               163.6
----------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                 178.1          (10.7)               167.4

Long-term debt                                                              438.2          (91.0)/(b)/          347.2
Other long-term liabilities                                                 103.3           11.2 /(f)/          114.5

Capital stock:
  Common stock                                                                0.2             --                  0.2
  Series I non-voting common stock                                             --             --                   --
Capital in excess of par value                                               29.0             --                 29.0
Retained earnings                                                            20.6             --                 20.6
Notes receivable - management stock purchase                                 (0.3)            --                 (0.3)
Cumulative translation adjustment                                             0.5             --                  0.5
----------------------------------------------------------------------------------------------------------------------
                                                                             50.0             --                 50.0
Treasury common stock                                                        (8.8)            --                 (8.8)
----------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                 41.2             --                 41.2
----------------------------------------------------------------------------------------------------------------------

  Total liabilities and stockholders' equity                               $760.8         $(90.5)              $670.3
======================================================================================================================

Borg-Warner Security Corporation
Notes to Consolidated Financial Statements, continued


Notes to Pro Forma Statement of Operations and Balance Sheet

a) To eliminate the historical revenues and expenses of the armored unit.

b) To eliminate debt retired with proceeds received from the transaction and to adjust related interest expense. Cash proceeds from the transaction, net of transaction and related expenses, were approximately $105 million and were applied as follows: decrease in borrowings under the term loan, $80 million; decrease in borrowings under the revolving line of credit, $10 million; and increase in interest-bearing cash deposits under the accounts receivable facility, $15 million. The interest expense adjustment was computed using the average interest rates for the respective periods. Such rates were used because management believes these rates would have been the same if the facilities had been negotiated by the Company on a stand-alone basis without the armored unit.

c) To record the estimated income tax effect for the pro forma adjustments described in Notes (a) and (b) for the respective periods.

d) To recognize, under the equity method, the Company's 49% interest in the pro forma net assets and earnings of Loomis, Fargo & Co.

e) To eliminate the sold assets and liabilities of the armored unit.

f) For anticipated expenses incurred as a direct result of the business combination and for purchase price adjustments under the contribution agreement, including indemnifications and performance guarantees.

                                                Borg-Warner Security Corporation
                                                    Independent Auditors' Report


To the Board of Directors and Stockholders
Borg-Warner Security Corporation

We have audited the consolidated balance sheets of Borg-Warner Security Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Security Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Chicago, Illinois
February 4, 1997