Form 10-K405, Exhibit 13
period 1997-12-31
BORG WARNER SECURITY CORP
filed 1998-03-30
CIK 817945

                                                Borg-Warner Security Corporation


                                                                      Innovation


"Wells Fargo Alarm Services provides electronic security services at more than 30 Caterpillar facilities nationwide. We chose Wells Fargo Alarm because they offered innovative service options and advanced technology solutions on a national level. Each of our locations presents a unique challenge and Wells Fargo Alarm was able to customize each installation to meet those challenges." . In 1997 we accelerated our investment in developing new products and services that offer customers more complete and more reliable protection of life and property. . Wells Fargo Alarm's newest product, SecurVision/R/, represents a break-through in the electronic security industry. SecurVision is a video recognition system that uses neural net technology to distinguish between human and non-human movement. Confirmed intrusions are then encrypted and transmitted as live video to a control center for evaluation and response, thereby reducing the incidence of costly false alarms. . At Borg-Warner Protective Services, our major investments in technology have provided us with the most modern and efficient physical security services available. Touch-ToCo/R/, a security officer tour-confirmation system; and PoCo/R/, a security officer post-confirmation system are only two examples of technology that are adding value and reliability to our physical security services. . Our customers depend on Borg-Warner Security to provide them with the latest advances available in the area of security technology and we remain committed to meeting this challenge.

                                                                         [PHOTO]


  Ron Smith, Corporate Security Services Systems Administrator, Caterpillar Inc.

The following table sets forth selected financial information for Borg-Warner Security Corporation (the "Company"). The information is derived from the audited financial statements of the Company. Previously reported results have been restated to reflect the discontinued operations of the Company's courier services unit in September 1996. In addition, the Company's armored security services unit entered into a business combination with Loomis Armored in January 1997. The combined company, known as Loomis, Fargo & Co. ("Loomis, Fargo"), is accounted for under the equity method. The business combination impacts the comparison of the Company's 1997 results to prior periods because the armored services unit was included in the Company's results of operations for only 23 days in 1997. The selected financial data should be read in connection with the 1997 Consolidated Financial Statements and accompanying notes.

Statement of Operations Data                                                                        Year Ended December 31,
(millions of dollars, except per share)                                  1997      1996      1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------
Net service revenues                                                 $1,548.0  $1,711.2  $1,708.5     $1,626.8     $1,592.1
Earnings before interest and income taxes                                72.0      80.0      71.2         59.4       (148.8)
Earnings (loss) before income taxes                                      30.0      23.4      15.3         10.6       (198.7)
Provision (benefit) for income taxes (1)                                 11.0       9.5       6.9         (3.2)        19.5
Earnings (loss) from continuing operations (2)                           19.0      13.9       8.4         13.8       (218.2)
Earnings (loss) from continuing operations per share - basic(3)          0.81      0.60      0.36         0.60        (9.80)
Earnings (loss) from continuing operations per share - diluted(3)    $   0.79  $   0.59  $   0.36     $   0.59     $  (9.54)
Average common shares - basic (in thousands)(4)                        23,475    23,266    23,097       22,893       22,272
Average common shares and equivalents outstanding - diluted
(in thousands)(4)                                                      24,075    23,517    23,399       23,170       22,858

Balance Sheet Data (at end of year)
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                         $  659.6  $  760.8  $  838.5     $  811.6     $  773.5
Total debt                                                              344.9     442.6     484.5        459.9        450.3
Shareholders' equity                                                     65.0      41.2      49.7         43.8         27.5
Net assets of discontinued operations                                $   15.4  $   12.6  $   36.8     $   32.5     $   35.1

Stock Prices                                                            First         Second        Third         Fourth
---------------------------------------------------------------------------------------------------------------------------
1997 Quarters
High                                                                 $   15 1/8       $18          $19 9/16       $19 3/4
Low                                                                  $   10 1/8       $13 3/4      $16  1/8       $15 1/4

1996 Quarters
High                                                                 $   12 3/4        $13 1/8     $  9 7/8       $11 3/8
Low                                                                  $   10 1/4        $ 9 5/8     $  8 1/4       $ 9 3/8

(1) Income taxes for the year ended December 31, 1994 reflect certain adjustments related to changes in tax bases.
(2) $250 million of excess purchase price over net assets acquired not directly attributed to the protective services business was written off as a charge to earnings in the first quarter of 1993.
(3) Earnings (loss) from continuing operations per share have been restated for adoption of Statement of Financial Accounting Standards No. 128.
(4) The average common shares outstanding include 3,795,000 shares sold through an initial public offering on January 27, 1993.

  Management's  Responsibility for Consolidated Financial Statements Borg-Warner
                                                            Security Corporation


The information in this report is the responsibility of management. Borg-Warner Security Corporation has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles.

     The accompanying financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available all of the Company's financial records and related information deemed necessary by Deloitte & Touche LLP. Furthermore, management believes that all representations made by it to Deloitte & Touche LLP during their audit were valid and appropriate.

     Management is responsible for maintaining a comprehensive system of internal control through its operations that provides reasonable assurance that assets are protected from improper use, that material errors are prevented or detected within a timely period and that records are sufficient to produce reliable financial reports. The system of internal control is supported by written policies and procedures that are updated by management as necessary.

The system is reviewed and evaluated regularly by the Company's internal auditors, as well as by the independent auditors in connection with their annual audit of the financial statements.

     The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost-effective in the circumstances. Management believes that, as of December 31, 1997, the Company's system of internal control was adequate to accomplish the objectives set forth in the previous paragraph.

     An audit committee composed entirely of directors of the Company, who are not employees, meets periodically with the Company's management and independent auditors to review financial results and procedures, internal financial controls, and internal and external audit plans and recommendations. To guarantee independence, the audit committee and the independent auditors have unrestricted access to each other with or without the presence of management representatives.


/s/ J. Joe Adorjan

J. Joe Adorjan
Chairman, President and Chief Executive Officer


/s/ Timothy M. Wood

Timothy M. Wood
Vice President and Chief Financial Officer

Results of Operations

Net Revenues

                                                                 1997 vs. 1996
(millions of dollars)                 1997      1996      1995  Percent Change
-------------------------------------------------------------------------------
Physical Security Services        $1,289.3  $1,223.8  $1,222.8            5.4%
Electronic Security Services         243.4     241.1     254.7            1.0%
Armored Security Services             15.3     246.3     231.0          (93.8%)
-------------------------------------------------------------------------------
Total Revenues                    $1,548.0  $1,711.2  $1,708.5           (9.5%)
===============================================================================

The Company's physical security services unit is the world's largest provider of contract security personnel and related services with approximately 73,000 employees serving 14,000 customers in the United States, Canada, the United Kingdom and Colombia. Revenue increased in 1997 principally due to new business growth, higher billing rates and improved customer retention. Physical security 1996 revenues were essentially flat compared to 1995 primarily due to management's decision to prune higher risk, low margin business during the year.

     The Company's electronic security services unit is a leading full service provider of integrated electronic security systems in the United States and Canada, including intrusion and fire detection, closed circuit television and access control. The unit has approximately 126,000 customers and 2,200 employees. The unit's revenues in 1997 increased modestly compared to 1996 as higher direct sales of commercial installations and higher service revenue on residential operations were principally offset by the negative impact of bank consolidations. The electronic security services unit primarily recognizes leased equipment under sales-type leases for certain contracts dated after January 1, 1995 and as operating leases for prior periods. At December 31, 1997, sales-type leases represented 46.4 percent of the lease base, compared to 25.0 percent and 15.6 percent at December 31, 1996 and 1995, respectively. The annual aggregate retention rate, excluding the impact of bank consolidations, for all subscriber installation leases was 90 percent in 1997 versus 89 percent in 1996 and 88 percent in 1995.

     In January 1997, Wells Fargo Armored entered into a business combination with Loomis Armored. The combined company, known as Loomis, Fargo & Co., is owned 51 percent by the former Loomis shareholders and 49 percent by the Company. The combination created a leading armored transportation and ATM services company with broad geographic coverage. This transaction also allowed the Company to reduce its debt by approximately $93 million through December 31, 1997. The excess of proceeds received over carrying value of net assets contributed in the combination was substantially deferred and offset by purchase price adjustments and provisions for other contingent liabilities related to the contributed assets and liabilities of the armored services unit. The Company accounts for its investment in the new company under the equity method. The business combination impacts the comparison of the Company's 1997 results to prior periods because the armored services unit was included in the Company's results of operations for only 23 days in 1997. Armored security 1996 revenues increased versus 1995 mainly due to higher volume in ATM services.

Costs and Expenses

Cost of services as a percent of revenue was 79.6 percent, 79.5 percent and 79.6 percent in 1997, 1996 and 1995, respectively. Gross profit margins remained constant despite increased labor costs, as a result of the Company's commitment to improve account profitability and internal productivity programs.

     Depreciation expense was $39.1 million in 1997, down from $47.0 million in 1996 and $52.1 million in 1995. The 1997 decrease resulted principally from the Loomis, Fargo combination, while the 1996 decrease resulted primarily from the change to sales-type lease accounting for subscriber installations.

     Selling, general and administrative (SG&A) expenses were $194.6 million, $210.6 million and $212.5 million in 1997, 1996 and 1995, respectively. As a percent of net sales, SG&A costs were 12.6 percent, 12.3 percent and 12.4 percent in 1997, 1996 and 1995, respectively. The 1997 increase as a percentage of sales was principally due to investments in new product development, information systems and marketing programs. The 1997 decreased spending primarily reflects the Loomis, Fargo combination. The Company also received cash proceeds of approximately $3.0 million from the sale of non-operating assets. This sale resulted in a gain that was more than offset by the increases noted above.

Operating Profit

Operating profit decreased to $80.3 million in 1997 from $93.1 million in 1996 and $85.9 million in 1995. Operating profit margin decreased to 5.2 percent in 1997 from 5.4 percent in 1996 and 5.0 percent in 1995. Operating profit from physical security services increased to $64.9 million in 1997 from $62.1 million in 1996 and $56.4 million in 1995. Physical security services operating profit margins were 5.0 percent, 5.1 percent and 4.6 percent in 1997, 1996 and 1995, respectively. Electronic security services

                                                Borg-Warner Security Corporation

operating profit decreased to $14.5 million in 1997 from $18.9 million in 1996 and $15.8 million in 1995. Electronic security services operating profit margins were 6.0 percent, 7.8 percent and 6.2 percent in 1997, 1996 and 1995, respectively. The decrease reflects the up-front cost of increased investment in systems, sales and marketing and new product development. It also reflects the lapse of certain purchase accounting credits related to the acquisition of Borg-Warner in 1987. Armored security services operating profit was $0.9 million in 1997 compared with $12.1 million in 1996 and $13.7 million in 1995. The decrease resulted from the Loomis, Fargo combination.

     During 1997, the Company took several steps toward its long-term objective of shifting from defined benefit to defined contribution retirement plans. The Company recorded pre-tax income of approximately $3.7 million resulting from defined pension benefit plan changes.

Other Income/Expense

Other expense in 1997 was $10.0 million versus $13.4 million in 1996 and 1995. The 1997 decrease principally reflects a net gain of $2.2 million and reduced amortization resulting from the Loomis, Fargo combination.

Interest Expense and Finance Charges

Interest expense, including the amortization of financing costs, decreased to $42.0 million in 1997 from $56.6 million in 1996 and $55.9 million in 1995. The 1997 decrease from 1996 is principally due to the lower borrowing levels resulting from the proceeds from the Loomis, Fargo combination and improved terms under the subsequent refinancing of bank borrowings. The increase in 1996 from 1995 resulted from higher costs associated with the issuance and renegotiation of certain bank lines of credit and borrowing facilities. This was partially offset by the benefits of lower short-term market rates of interest and lower average debt levels outstanding.

Income Taxes

Income taxes were $11.0 million, $9.5 million and $6.9 million in 1997, 1996 and 1995, respectively. The Company's effective tax rate in 1997 was 36.7 percent, down from 40.6 percent in 1996 and 45.1 percent in 1995. The effective tax rate generally exceeds the statutory rate because of non-deductible excess purchase price amortization. The decreased 1997 effective tax rate principally relates to Loomis, Fargo income which is included in the Company's financial statements after-tax.

Net Earnings

Earnings from continuing operations for 1997 were $19.0 million, versus $13.9 million in 1996 and $8.4 million in 1995. Net earnings for 1997 were $19.0 million compared with a net loss of $14.6 million in 1996, which included the impact of treating the courier services unit as a discontinued operation. Net earnings of $1.2 million in 1995 included a charge of $4.7 million, net of tax, from the early extinguishment of debt in connection with the amendment of the Company's credit facilities.

International Operations

Revenues for 1997 were $122.7 million compared with $116.7 million in 1996 and $109.4 million in 1995. Operations are primarily in Canada, the United Kingdom and Colombia and principally involve the employment of contract guard personnel.

Discontinued Operations

As of September 30, 1996, the Company's courier services unit has been treated as a discontinued operation. The Company incurred an after-tax charge of $25 million, $1.06 per share, in 1996 to reflect the future realizable value of this business.

Cash Flow

The Company generated cash flow from continuing operations of $47.4 million in 1997, compared to $57.7 million and $66.3 million in 1996 and 1995, respectively. The decreased cash flow in 1997 was due primarily to increased working capital requirements. Capital expenditures and investments in sales-type leases totaled $47.9 million, $47.4 million and $52.7 million in 1997, 1996 and 1995, respectively. Core security services capital expenditures and investments in sales-type leases totaled $47.7 million, $39.3 million and $49.0 million in 1997, 1996 and 1995, respectively. Increased 1997 spending, despite improved spending controls, is due to higher electronic security installations. In March 1996, the Company began selling equipment payment rights due under customer leases of certain electronic security installations. Net proceeds received by the Company were approximately $2 million in 1997 and $10 million in 1996. For cost and administrative reasons, the Company has suspended such sales and is investigating alternative methods of financing its sales-type leases.

Liquidity

Total debt declined to $344.9 million at December 31, 1997 from $442.6 million at December 31, 1996, a reduction of $97.7 million. This reduction resulted primarily from the proceeds realized from the Loomis, Fargo combination.

     On March 24, 1997, the Company completed a refinancing pursuant to which it issued $125 million principal amount of 9 5/8% senior subordinated notes due in 2007 and replaced its existing term loan, revolving credit and letter of credit facilities with a new credit facility consisting of up to a $155 million revolving credit facility and up to a $155 million letter of credit facility subject to an overall limit on the aggregate amount outstanding under both facilities of $285 million. The new credit facility matures on March 31, 2002 with mandatory semiannual reductions in the total commitments totaling $10 million in 1999, $20 million in 2000 and $30 million in 2001. At year-end 1997, $63.9 million was outstanding under the revolving credit facility and letters of credit totaling $110.8 million were issued and outstanding.

     The Company has an accounts receivable facility providing for the sale of a $120 million undivided interest in a revolving pool of customer receivables. Other current assets at December 31, 1997 and December 31, 1996 included interest bearing cash deposits of $17.6 million and $9.8 million, respectively, that were held in trust under the terms of the accounts receivable facility. These deposits represent collections held back based on the amount of eligible receivables in the revolving receivables pool. The Company presently intends to replace this facility with a similar facility.

     The Company believes that cash generated from future operations and capital resources will enable it to maintain its current level of operations and its planned operations, including capital expenditures and investment in sales-type leases, for the foreseeable future. Additionally, the Company has initiated programs to review its computer systems and applications for compatibility with the year 2000. Expenditures specifically related to modifications for year 2000 compatibility are not expected to be material.

     As discussed more fully in Note 8 of the Notes to Consolidated Financial Statements, various complaints seeking substantial dollar amounts have been filed against the Company. The Company believes that it has established adequate provisions for litigation liabilities in its financial statements in accordance with generally accepted accounting principles. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, although no assurance can be given with respect to the ultimate outcome of any such proceeding.

           Consolidated Statement of Operations Borg-Warner Security Corporation


                                                                                       Year Ended December 31,
(millions of dollars, except per share)                                         1997         1996         1995
--------------------------------------------------------------------------------------------------------------
Net service revenues                                                        $1,548.0     $1,711.2     $1,708.5
Cost of services                                                             1,232.3      1,360.2      1,359.3
Selling, general and administrative expenses                                   194.6        210.6        212.5
Depreciation                                                                    39.1         47.0         52.1
Other expense, net                                                              10.0         13.4         13.4
Interest expense and finance charges                                            42.0         56.6         55.9
--------------------------------------------------------------------------------------------------------------

     Earnings before income taxes                                               30.0         23.4         15.3
Provision for income taxes-Note 12                                              11.0          9.5          6.9
--------------------------------------------------------------------------------------------------------------

     Earnings from continuing operations                                        19.0         13.9          8.4
Loss from discontinued operations, net of income taxes-Note 4                     --        (28.5)        (2.5)
--------------------------------------------------------------------------------------------------------------
     Earnings (loss) before extraordinary item                                  19.0        (14.6)         5.9
Extraordinary item:
     Loss from early extinguishment of debt, net of $3.2 tax benefit-Note 5       --           --         (4.7)
--------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                            $19.0       $(14.6)      $  1.2
==============================================================================================================

Earnings (loss) per common share - basic:
    Continuing operations                                                      $0.81       $ 0.60       $ 0.36
    Discontinued operations                                                       --        (1.23)       (0.11)
    Extraordinary item                                                            --           --        (0.20)
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                                  $0.81       $(0.63)      $ 0.05
==============================================================================================================

Earnings (loss) per common share - diluted:
    Continuing operations                                                      $0.79       $ 0.59       $ 0.36
    Discontinued operations                                                       --        (1.21)       (0.11)
    Extraordinary item                                                            --           --        (0.20)
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                                  $0.79       $(0.62)      $ 0.05
==============================================================================================================

(See accompanying notes to consolidated financial statements)

Consolidated Balance Sheet

                                                                                                         December 31,
(millions of dollars, except share data)                                                   1997                  1996
---------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                $  8.7                $ 17.8
Receivables, net                                                                           52.2                  63.7
Inventories                                                                                11.0                  12.1
Other current assets                                                                       72.3                  73.5
---------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   144.2                 167.1

Property, plant and equipment
   Land and buildings                                                                      30.4                  46.9
   Machinery and equipment                                                                 39.9                  67.6
   Subscribers' installations                                                             278.5                 312.8
   Capital leases                                                                           2.8                  14.3
   Construction in progress                                                                 0.6                   1.0
---------------------------------------------------------------------------------------------------------------------
                                                                                          352.2                 442.6


Less accumulated depreciation                                                             210.9                 239.5
---------------------------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                                      141.3                 203.1

Net excess purchase price over net assets acquired                                        198.9                 237.2
Deferred tax asset, net                                                                    39.1                  46.8
Net assets of discontinued operations                                                      15.4                  12.6
Other assets                                                                              120.7                  94.0
---------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                     374.1                 390.6
---------------------------------------------------------------------------------------------------------------------
                                                                                         $659.6                $760.8
=====================================================================================================================

Liabilities and Shareholders' Equity
Notes payable                                                                            $  2.4                $  4.4
Accounts payable and accrued expenses                                                     145.5                 173.7
---------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                              147.9                 178.1

Long-term debt                                                                            342.5                 438.2
Other long-term liabilities                                                               104.2                 103.3

Capital stock:
   Common stock, issued 23,362,806 shares in 1997 and 22,446,100 shares in 1996             0.2                   0.2
   Series I non-voting common stock, issued 2,720,000 shares in 1997 and 1996                --                    --
Capital in excess of par value                                                             30.8                  29.0
Retained earnings                                                                          41.7                  20.6
Notes receivable-management stock purchase                                                   --                  (0.3)
Cumulative translation adjustment                                                            --                   0.5
---------------------------------------------------------------------------------------------------------------------
                                                                                           72.7                  50.0

Treasury common stock, at cost, 2,506,400 shares in 1997 and 1,862,311 shares in 1996      (7.7)                 (8.8)
---------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                              65.0                  41.2
---------------------------------------------------------------------------------------------------------------------
                                                                                         $659.6                $760.8
=====================================================================================================================

(See accompanying notes to consolidated financial statements)


                                             Consolidated Statement of Cash Flows Borg-Warner Security Corporation


                                                                                           Year ended December 31,
(millions of dollars)                                                                1997         1996        1995
------------------------------------------------------------------------------------------------------------------
Operating:
  Continuing operations:
  Earnings from continuing operations                                              $  19.0     $  13.9      $  8.4
  Adjustments to reconcile net earnings to net cash
    provided by continuing operations:
    Non-cash charges to earnings:
      Depreciation and amortization                                                   50.2        60.4        65.5
      Provision for losses on receivables                                              1.8         2.7         4.4
      Deferred income taxes                                                            7.7         6.0        (2.0)
      Amortization of debt discount                                                     --         0.6         2.1
    Principal reduction in sales-type leases                                          13.0         9.9         4.6
    Changes in assets and liabilities:
      (Increase) decrease in receivables                                             (20.9)        7.3        10.9
      (Increase) decrease in other current assets                                      4.1       (17.7)      (21.7)
      (Decrease) increase in accounts payable and accrued expenses                    (9.8)      (11.9)       13.8
      Net change in other long-term assets and liabilities                           (15.5)      (13.5)      (19.7)
    Gain on sale of assets of armored services unit                                   (2.2)         --          --
-------------------------------------------------------------------------------------------------------------------
    Net cash provided by continuing operations                                        47.4        57.7        66.3

  Discontinued operations:
    Net loss                                                                            --       (28.5)       (2.5)
    Other cash related to discontinued operations                                     (2.8)       24.2        (4.3)
-------------------------------------------------------------------------------------------------------------------
    Net cash used in discontinued operations                                          (2.8)       (4.3)       (6.8)
-------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                         44.6        53.4        59.5

Investing:
  Capital expenditures, excluding sales-type leases                                   (8.9)      (14.5)      (10.9)
  Investment in sales-type leases                                                    (39.0)      (32.9)      (41.8)
  Net outsourcing of sales-type leases                                                 1.7         9.6          --
  Proceeds from sale of assets of armored services unit                               92.9          --          --
  Other, net                                                                           0.9         1.9        (1.1)
-------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                               47.6       (35.9)      (53.8)

Financing:
  (Decrease) increase in notes payable                                                (1.5)        0.8        (6.1)
  (Decrease) increase in debt outstanding under revolving credit facility            (22.9)      (37.8)       19.4
  (Decrease) increase in receivables sold                                             (7.8)       21.3       (23.1)
  Issuance of long-term debt                                                         125.0       100.0       100.0
  Retirement of long-term debt                                                      (196.8)     (105.5)      (90.8)
  Sales of treasury common stock                                                       1.1         0.3         1.0
  Other, net                                                                           1.6         1.8        (2.0)
-------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                           (101.3)      (19.1)       (1.6)
-------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                  (9.1)       (1.6)        4.1
Cash and cash equivalents at beginning of year                                        17.8        19.4        15.3
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $   8.7     $  17.8      $ 19.4
===================================================================================================================

Supplemental cash flow information:
  Interest paid                                                                    $  40.8     $  57.7      $ 54.2
  Income taxes paid                                                                    9.4         2.8         0.7


(See accompanying notes to consolidated financial statements)


Year Ended December 31,                                                          1997                    1996                  1995
(millions of dollars, except share data)                               Shares  Amount          Shares  Amount       Shares   Amount
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Issued
Beginning balance                                                  25,166,100   $ 0.2      25,166,100   $ 0.2   25,155,700    $ 0.2
Shares issued under stock option and
  related plans                                                        16,706      --              --      --           --       --
Conversion of Series I non-voting shares
  to common shares                                                    900,000      --              --      --       10,400       --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                             26,082,806     0.2      25,166,100     0.2   25,166,100      0.2
------------------------------------------------------------------------------------------------------------------------------------

Capital in Excess of Par Value
Beginning balance                                                                29.0                    28.1                  30.9
Shares issued under stock option and
  related plans                                                                   1.0                     0.4                  (5.4)
Tax benefit from trust distribution and exercise of
  stock options                                                                   0.8                     0.5                   2.6
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                           30.8                    29.0                  28.1
------------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Beginning balance                                                                20.6                    31.2                  29.7
Net earnings (loss)                                                              19.0                   (14.6)                  1.2
Adjustment for deferred pension experience loss                                   2.1                     4.0                   0.3
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                           41.7                    20.6                  31.2
------------------------------------------------------------------------------------------------------------------------------------

Notes Receivable-Management Stock Purchase
Beginning balance                                                                (0.3)                   (0.3)                 (1.0)
Net activity                                                                      0.3                      --                   0.7
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                             --                    (0.3)                 (0.3)
------------------------------------------------------------------------------------------------------------------------------------

Cumulative Translation Adjustment
Beginning balance                                                                 0.5                    (0.4)                 (0.5)
Current year adjustment                                                          (0.5)                    0.9                   0.1
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                             --                     0.5                  (0.4)
------------------------------------------------------------------------------------------------------------------------------------

Treasury Stock
Beginning balance                                                   1,862,311    (8.8)      1,928,861    (9.1)   2,237,344    (15.5)
Shares issued under stock option and
  related plans                                                      (255,911)    1.1         (66,550)    0.3     (318,883)     6.4
Conversion of Series I non-voting shares
  to common shares                                                    900,000      --              --      --       10,400       --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                              2,506,400    (7.7)      1,862,311    (8.8)   1,928,861     (9.1)
====================================================================================================================================

Total Shareholders' Equity                                                      $65.0                  $ 41.2                 $49.7
====================================================================================================================================


(See accompanying notes to consolidated financial statements)

     Notes to Consolidated Financial Statements Borg-Warner Security Corporation


Note 1 -- Summary of Significant Accounting Policies
The following paragraphs briefly describe significant accounting policies. Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

Principles of Consolidation

The consolidated financial statements include all significant subsidiaries. As of September 30, 1996, the Company's courier services unit has been treated as a discontinued operation. The assets, liabilities, results of operations and adjustments to carrying values of net assets and cash flows of the courier unit have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated (see Note 4). On January 24, 1997, the Company's armored services unit entered into a business combination with Loomis Armored. The combined company, known as Loomis, Fargo & Co., is owned 51 percent by the former Loomis shareholders and 49 percent by the Company. The Company accounts for its investment in Loomis, Fargo under the equity method. The business combination impacts the comparison of the Company's 1997 results to prior periods because the armored unit was included in the Company's results of operations for only 23 days in 1997 (see Note 3).

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


Amortization of Excess Purchase Price Over Net Assets Acquired
Excess of purchase price over net assets acquired is being amortized on a straight-line basis over 5 to 40 years, with the majority being amortized over 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired.

Derivative Financial Instruments
The Company uses interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned. The Company has no interest rate swap agreements outstanding (see Note 6).

Casualty Insurance Liabilities
The Company has accrued a discounted liability for the retained portion of insurance costs related to its various deductible policies. This insurance liability is determined by the Company based on claims filed and an estimate of claims incurred but not yet reported (see Note 2).

Revenue Recognition
Revenue is recognized at the time services are provided. In certain circumstances this can result in revenue recognition prior to customer billing and revenue deferral from advance billings.

Transactions with Borg-Warner Automotive
Under a tax-sharing agreement with the Company, for periods prior to January 1993, Borg-Warner Automotive is required to pay the Company for any operating loss carryforward apportioned to it at such time as the benefits related to such carry-forward are realized by Borg-Warner Automotive. Also, certain costs incurred at corporate headquarters are charged to Borg-Warner Automotive based on a service agreement with the Company.

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

These contributions are charged to earnings as they are made to the various plans (see Note 9).

Stock Options
The Company uses the intrinsic value method for expense recognition for stock options and discloses additional information, including the impact under the fair value method, in the notes to the financial statements (see Note 10).

Income Taxes
Income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized (see Note 12).

Earnings Per Common Share (EPS)
In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement replaced the presentation and calculation of primary EPS and fully diluted EPS with basic EPS and diluted EPS. The statement requires disclosure of basic and diluted EPS on the face of the financial statements. Basic EPS is based on average outstanding common shares. Diluted EPS is based on average outstanding common shares and common share equivalents. Common share equivalents recognize the dilutive effects of common shares which may be issued in the future upon exercise of certain stock options. Prior years EPS have been restated under the new method (see Note 14).

New Accounting Pronouncements
In January 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The adoption of this standard did not have a material effect on the financial statements.

Note 2 -- Balance Sheet Information
Detailed balance sheet data are as follows:

                                                                December 31,
(millions of dollars)                                      1997         1996
-----------------------------------------------------------------------------
Receivables
  Customers                                              $ 55.8       $ 66.1
  Other                                                     1.3          3.9
-----------------------------------------------------------------------------
                                                           57.1         70.0
  Less allowance for losses                                 4.9          6.3
-----------------------------------------------------------------------------
Net receivables                                          $ 52.2       $ 63.7
=============================================================================

Other current assets
  Retained interest in receivables                       $ 30.8       $ 36.7
  Restricted interest-bearing
    cash deposits                                          17.6          9.8
  Other                                                    23.9         27.0
-----------------------------------------------------------------------------
Total other current assets                               $ 72.3       $ 73.5
=============================================================================

Other assets
  Net investment in sales-type leases                    $ 78.2       $ 54.4
  Debt issuance costs                                       8.0         10.4
  Deferred pension asset                                   12.1          9.1
  Deferred subscribers' installation costs                  6.3          5.4
  Other                                                    16.1         14.7
-----------------------------------------------------------------------------
Total other assets                                       $120.7       $ 94.0
=============================================================================

Accounts payable and accrued expenses
  Trade payables                                         $ 36.5       $ 42.5
  Payroll and related                                      38.6         41.6
  Casualty insurance                                       27.6         44.4
  Interest                                                  6.7          5.2
  Liabilities to former shareholders                        7.7          8.7
  Deferred income                                          10.1         10.3
  Other                                                    18.3         21.0
-----------------------------------------------------------------------------
Total accounts payable and
accrued expenses                                         $145.5       $173.7
=============================================================================

The Company has an agreement under which it sells a revolving pool of trade accounts receivable to a special purpose subsidiary of the Company. At December 31, 1997 and 1996 the subsidiary had purchased $150.8 million and $156.7 million of such accounts receivable. The subsidiary sells up to $120 million of undivided interests in such accounts receivable. The difference represents the interest retained by the Company which is considered as an interest in a security and has been included in "Other current assets". The fair value of the retained interest approximates its carrying value

                                                Borg-Warner Security Corporation

due to the short-term nature of the receivables. Also included in "Other current assets" is $17.6 million and $9.8 million at December 31, 1997 and 1996, respectively, representing interest-bearing cash deposits held in trust under the terms of the agreement. These deposits represent proceeds of collections held back based on the amount of eligible receivables in the pool. The Company's retained interest in the receivables and cash deposits are generally restricted.

     Selling, general and administrative expenses include provisions for losses on receivables of $1.8 million, $2.7 million and $4.4 million in 1997, 1996 and 1995, respectively.

     Accumulated depreciation related to capital leases amounted to $0.2 million and $8.8 million at December 31, 1997 and 1996, respectively. Accumulated amortization related to excess purchase price over net assets acquired amounted to $74.9 million and $74.2 million at December 31, 1997 and 1996, respectively.

     Trade payables include checks outstanding in excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks do not call for reimbursement until checks are presented for payment. Such amounts were $25.6 million and $32.7 million at December 31, 1997 and 1996, respectively.

     The non-current portion of the casualty insurance liability, included in other long-term liabilities, was $58.6 million and $44.2 million at December 31, 1997 and 1996, respectively. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities, was $86.2 million and $88.6 million at December 31, 1997 and 1996, respectively. The estimated aggregate undiscounted insurance liability was $101.1 million and $101.9 million at December 31, 1997 and 1996, respectively. The discount rate used to value the future obligation at December 31, 1997 and 1996 was 6.0 percent and 5.5 percent, respectively.

Note 3 -- Investment in Affiliates

On January 24, 1997, the Company's armored security services unit entered into a business combination with Loomis Armored. The combined company, known as Loomis, Fargo & Co., is owned 51 percent by the former Loomis shareholders and 49 percent by the Company. The Company's armored services unit contributed substantially all of its assets and assigned certain of its liabilities to Loomis, Fargo in exchange for (i) 4,900,000 shares of Loomis, Fargo common stock and (ii) a cash payment of approximately $105 million which includes amounts paid to satisfy intercompany indebtedness assumed by Loomis, Fargo. The cash proceeds received were net of transaction costs and subject to certain adjustments. At December 31, 1997, $3.5 million has been expended to settle working capital adjustments and $8.7 million for payments of retained casualty insurance liabilities.

     The business combination impacts the comparison of the Company's 1997 results to prior periods because the armored services unit was included in the Company's results of operations for only 23 days in 1997. Armored security revenues were $15.3 million, $246.3 million and $231.0 million in 1997, 1996 and 1995, respectively. Armored security operating profit was $0.9 million in 1997, compared with $12.1 million in 1996 and $13.7 million in 1995. Total assets at December 31, 1996 were $87.4 million.

     The Company accounts for its interest in Loomis, Fargo as a 49% owned equity investment. The excess of proceeds received over carrying value of net assets contributed in the Loomis, Fargo combination was substantially deferred and offset by purchase price adjustments and provisions for other contingent liabilities related to the contributed assets and liabilities of the armored services unit. In 1997, the net gain recognized by the Company on the combination was $2.2 million. The net loss recognized under the equity method for the year was $1.1 million. The Company does not guarantee the indebtedness of Loomis, Fargo nor is it required to fund Loomis, Fargo's future operations.

Note 4 -- Discontinued Operations
As of September 30, 1996, the Company's courier services unit has been treated as a discontinued operation. The assets, liabilities, results of operations and adjustments to carrying values of net assets and cash flows of the courier unit have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated. The Company incurred an after-tax charge of $25 million, $1.06 per share, in 1996 to reflect the future realizable value of this business.

     At December 31, 1997, the net assets of the discontinued operation consist mainly of customer receivables, property, plant and equipment and accounts payable. Net service revenues were $142.2 million, $140.0 million and $154.0 million in 1997, 1996 and 1995, respectively. Net loss was $7.2 million (net of $3.9 million tax benefit), $5.4 million (net of $2.8 million tax benefit) and $2.5 million (net of $1.0 million tax benefit) in 1997, 1996 and 1995, respectively. Management believes that the estimated loss for the disposal of the unit recorded in 1996 continues to be adequate to cover the ultimate disposition of the operation. The Company has an active program in place to find a buyer for the unit and expects that the unit will be sold in the near future.

Note 5 - Notes Payable and Long-Term Debt

The following is a summary of notes payable and long-term debt which reflects all borrowings of the Company and its consolidated subsidiaries:

                                                                         December 31, 1997      December 31, 1996
(millions of dollars)                                                  Current     Long-Term  Current     Long-Term
-------------------------------------------------------------------------------------------------------------------
9 1/8% senior subordinated notes (face amount $150 million due 2003)      $ --        $149.2     $ --        $149.2
9 5/8% senior subordinated notes (face amount $125 million due 2007)        --         124.2       --            --
Bank revolving credit loan due through 1999
     (at an average rate of 7.9% in 1997 and 8.5% in 1996)                  --          63.9       --          86.8
Bank term loan due 1998 (at an average of 8.9% in 1996)                     --            --       --         196.8
Capital lease liability (at an average rate of 9.2% in 1997
     and 10.2% in 1996)                                                    1.3           5.0      2.4           5.3
Unsecured notes (at an average rate of 7.6% in 1997
     and 7.3% in 1996)                                                     1.1           0.2      2.0           0.1
-------------------------------------------------------------------------------------------------------------------
Total notes payable and long-term debt                                    $2.4        $342.5     $4.4        $438.2
-------------------------------------------------------------------------------------------------------------------

Maturities of long-term debt, including unamortized discount of $1.6 million, are as follows: 1999, $11.5 million; 2000, $21.3 million; 2001, $31.2 million;
2002, $4.6 million; and after 2002, $275.5 million.

     Included in long-term debt at December 31, 1997 and 1996 were obligations of $278.6 million and $154.5 million, respectively, with fixed interest rates and $63.9 million and $283.7 million, respectively, with variable interest rates (generally based on LIBOR or prime rate).

     In 1997, the Company completed a refinancing which included a new $285 million bank facility and the issuance of $125 million principal amount of 9 5/8% senior subordinated notes due in 2007. The bank facility includes a revolving credit commitment of $155 million and the capacity to issue up to $155 million letters of credit. The bank facility is available through March 31, 2002. The committed amount under the bank facility reduces semi-annually beginning September 30, 1999. Available future commitments at December 31 are as follows: 1998, $285 million; 1999, $275 million; 2000, $255 million; and 2001,
$225 million. At December 31, 1997, unused revolving credit commitments were $91.1 million, and letters of credit totalling $110.8 million were issued and outstanding.

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

Note 6 - Fair Value of Financial Instruments

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

     The carrying amounts and fair values of long-term debt at December 31, 1997 and 1996 were as follows:

                                                                   December 31,
(millions of dollars)                                            1997      1996
-------------------------------------------------------------------------------
Carrying amount                                                $342.5    $438.2
Fair value                                                      347.1     437.7

Interest rate swaps

The Company uses interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned. The Company has no interest rate swap agreements outstanding.

                                                Borg-Warner Security Corporation

Letters of credit

The Company utilizes third-party letters of credit to guarantee certain casualty insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value/fair value of the letters of credit at December 31, 1997 and 1996 were $110.8 million and $136.3 million, respectively. To monitor the counter parties' ability to perform, these letters of credit are only executed with major financial institutions.

Note 7 - Commitments

The Company is committed to pay rents on non-cancelable operating leases with terms exceeding one year. Rental amounts committed in future years are summarized at December 31, 1997 as follows:


Fiscal year                                (millions of dollars)
----------------------------------------------------------------
1998                                                       $12.6
1999                                                         9.2
2000                                                         5.8
2001                                                         2.8
2002                                                         1.9
2003 and after                                               6.4
----------------------------------------------------------------
Total                                                      $38.7
================================================================

Total rental expense amounted to $17.9 million, $26.7 million and $26.1 million in 1997, 1996 and 1995, respectively.

Note 8 - Contingent Liabilities

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

     The foregoing has resulted in one pending lawsuit against the Company, certain of its current and former subsidiaries, and directors and officers of certain current and former subsidiaries for recovery of alleged damages incurred because of Centaur's failure to satisfy its reinsurance obligations. The lawsuit seeks in excess of $100 million for current losses, future losses and other damages and also seeks punitive damages. While the Company has recognized provisions in its financial statements for potential claims related to the Centaur litigation, it believes that any damages for failure to satisfy reinsurance obligations are solely the responsibility of Centaur and that the resolution of the lawsuit relating to Centaur, including the Company's indemnification obligations to certain former officers and directors, will not have a material adverse effect on its financial position or future operating results; however, no assurance can be given as to the ultimate outcome with respect to such lawsuit.

     The Company and certain of its current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, indemnification obligations in favor of the Company from the current owners of certain sold or discontinued operations, estimated legal fees and other factors, the Company has made provisions for indicated environmental liabilities in the aggregate amount of approximately $7 million (relating to environmental matters with respect to discontinued operations of the Company).

     The Company has requested that its discontinued automotive subsidiary, Borg-Warner Automotive, indemnify it against certain past and future costs relating to environmental and financing liabilities associated with certain former automotive operations. At December 31, 1997 such past costs were approximately $3.5 million. Borg-Warner Automotive has contested its indemnification obligation with respect to such liabilities. The parties submitted the dispute to binding arbitration. In November 1997, the arbitrator found in favor of the Company. In February 1998, an appellate panel upheld the arbitration award. Separately, in January 1998, Borg-Warner Automotive filed suit against the Company raising the same issues asserted in the arbitration and other issues related to the 1993 spin-off of Borg-Warner Automotive. The lawsuit seeks specific performance, equitable relief and unspecified compensatory and punitive damages.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

Note 9 - Retirement Benefits

The Company has various defined benefit and contribution plans which cover eligible employees.

     Retirement benefit expense (income) amounted to ($0.8) million, $4.5 million and $4.7 million in 1997, 1996 and 1995, respectively. This expense includes post-retirement life insurance and medical benefits of $0.3 million for 1997, 1996 and 1995, respectively, as well as defined contribution plan expenses of $1.5 million, $1.5 million and $1.7 million in 1997, 1996 and 1995, respectively. Also, under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," benefit freezes resulted in the recognition of $3.7 million of net curtailment gains in 1997. This gain resulted from the net decrease in the Company's benefit obligation for employees affected by the armored services unit combination with Loomis Armored Inc., the treatment of the courier services unit as a discontinued operation and other benefit freezes.

     The following table sets forth the funded status of the defined benefit plans:


Funded Status                                                   December 31, 1997    December 31, 1996
(millions of dollars)                                                        Over       Over     Under
------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                                          $102.0      $60.6    $ 25.7
  Non-vested benefits                                                         2.6        2.6       0.1
------------------------------------------------------------------------------------------------------
     Accumulated benefit obligations                                        104.6       63.2      25.8
Effect of projected future compensation levels                                2.0        5.0        --
------------------------------------------------------------------------------------------------------
     Projected benefit obligation                                           106.6       68.2      25.8
Plan assets at fair value                                                   124.4       81.4      20.5
------------------------------------------------------------------------------------------------------
Assets in excess of (less than) projected benefit obligation                 17.8       13.2      (5.3)
Unrecognized net loss (gain)                                                 (6.5)      (4.9)      3.1
Unrecognized prior service cost                                               0.8        0.8        --
------------------------------------------------------------------------------------------------------
Net asset (liability) before minimum liability                               12.1        9.1      (2.2)
Adjustment required to recognize minimum liability                             --         --      (3.1)
------------------------------------------------------------------------------------------------------
Net asset (liability) on balance sheet                                     $ 12.1      $ 9.1     ($5.3)
======================================================================================================

Assets held in trust for the defined benefit plans are comprised primarily of marketable equity and fixed income securities.

     Provisions of FASB Statement No. 87 require the Company, under certain circumstances, to record a minimum pension liability relating to unfunded accumulated benefit obligations and reduce shareholders' equity, net of future tax benefits. During 1997, minimum pension liability recorded in prior years was eliminated as a result of the merger of several plans and performance of invested assets.

     Net periodic pension expense for the defined benefit plans was comprised as follows:

                                       Year ended December 31,
(millions of dollars)                   1997     1996     1995
--------------------------------------------------------------
Service cost                          $  2.4   $  3.3   $  2.4
Interest cost                            7.6      7.0      6.9
Actual return on assets                (25.7)   (12.5)   (20.4)
Net amortization and deferrals          16.8      4.9     13.8
--------------------------------------------------------------
     Net periodic pension cost        $  1.1   $  2.7   $  2.7
==============================================================

The Company's assumptions used as of December 31, 1997, 1996 and 1995 in determining the pension cost and pension liability shown above were as follows:


(percent)                               1997     1996     1995
--------------------------------------------------------------
Discount rate                            7.5      8.0      7.5
Rate of salary progression               4.0      4.0      4.0
Long-term rate of return on assets      10.0     10.0      9.5

The Company also has post-employment benefits covering certain existing and former employees, including employees of businesses which have been divested by the Company. The liabilities on the Company's balance sheet for these benefits as of December 31, 1997 and 1996 were $10.7 million and $11.5 million, respectively, and are included in "Other long-term liabilities". The discount rate used in determining this liability was 7.5% in 1997 and 8.0% in 1996. Medical expense increases are projected to be 6.25% in 1998 grading to 5.25% in 1999.

                                                Borg-Warner Security Corporation


Note 10 - Stock Options

The Company has stock incentive plans that authorize the grant of options to purchase shares of the Company's common stock. All options granted to date carry exercise prices ranging from $5.00 to $20.75 per share. These prices correspond to the fair market value (as defined in the plans) of the Company's common stock at the time of grant with a graded vesting schedule between two to three years.

     In 1997, 1996 and 1995 there were no options canceled or converted.

     Common shares under option for the years ended December 31, 1997, 1996 and 1995 are summarized as follows:

                                                  Number of Shares (thousands of shares)    Weighted-Average Exercise Price
                                                       1997        1996        1995            1997        1996        1995
---------------------------------------------------------------------------------------------------------------------------
Shares under option at January 1                      1,545       1,810       1,843          $12.20      $13.34      $14.49
Granted                                                 843         159         390           11.30       10.98        8.50
Exercised                                              (273)        (66)       (141)           6.12        5.00        5.00
Forfeited                                              (143)       (358)       (282)          16.03       18.76       18.36
---------------------------------------------------------------------------------------------------------------------------
Shares under option at end of year                    1,972       1,545       1,810          $12.38      $12.20      $13.34
===========================================================================================================================
Options exercisable                                     917         985         800
===================================================================================
Shares available for future grant                       664       1,177          78
===================================================================================
Weighted-average fair value of options
     granted during the year                         $ 4.39      $ 4.00      $ 3.57
===================================================================================

Additional information regarding options outstanding as of December 31, 1997 is as follows (thousands of shares):


                   Options Outstanding                                                 Options Exercisable
                   --------------------------------------------------------------      ---------------------------------
                                     Weighted-Average
Range of           Number            Remaining                   Weighted-Average      Number           Weighted-Average
Exercise Prices    Outstanding       Contractual Life (yrs)      Exercise Price        Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------
$ 5.00- 8.75            426                   6.8                     $ 8.20               281               $ 8.05
 10.56-15.94          1,251                   8.1                      12.38               368                15.33
 16.03-18.83            233                   3.8                      17.98               217                17.99
 19.06-20.75             62                   5.8                      20.04                51                20.11
------------------------------------------------------------------------------------------------------------------------
$ 5.00-20.75          1,972                   7.2                     $12.38               917               $14.00
========================================================================================================================

The 1,055 thousand options outstanding at December 31, 1997 that are not presently exercisable will vest according to various schedules between two to three years.

     The Company has retained the "intrinsic value" method of accounting for stock-based compensation expense under APB 25. Had compensation cost been determined based on the "fair value" method under SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

                                                 Year Ended December 31,
(millions of dollars, except per share)                   1997     1996
------------------------------------------------------------------------
Net income (loss)                          As reported   $19.0   $(14.6)
                                           Pro forma      18.2    (14.9)

Earnings (loss) per share-basic            As reported   $0.81   $(0.63)
                                           Pro forma      0.78    (0.64)

Earnings (loss) per share-diluted          As reported   $0.79   $(0.62)
                                           Pro forma      0.76    (0.63)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: expected volatility of 41% and 41%; risk-free interest rates of 5.28-5.30% and 6.15-6.22%; and expected lives of four and three to four years.

Note 11 - Business Segment Information

The Company's continuing operations have been classified into three business segments: physical, electronic and armored security services. The physical security segment provides contract security officers to patrol client facilities, monitor electronic systems and control public and employee access. The electronic security segment primarily designs, installs, monitors and services sophisticated electronic security systems and fire and intrusion detection systems. The armored security segment transported currency, securities and other valuables. Additionally, this segment provided full-service automated teller machine operations and cash management services such as deposit verification and currency processing.

     As discussed in Note 3, the Company combined its armored security business with Loomis Armored Inc. to form a new company, Loomis, Fargo & Co. The Company accounts for its investment in Loomis, Fargo under the equity method. The business combination impacts the comparison of the Company's 1997 results to prior periods because the armored security segment was included in the Company's results of operations for only 23 days in 1997.

     Intersegment sales are not significant. Operating profit by business segment represents total revenues less operating expenses, depreciation and amortization, and excludes interest income, interest expense, income taxes and net unallocated corporate expenses. Certain interim reported information has been reclassified to conform with the full year presentation.

     Identifiable assets are those assets employed in each segment's operations, including an allocated value to each segment of cost in excess of net assets acquired. Corporate assets consist principally of cash and cash equivalents, certain corporate receivables and other assets.

                                                Borg-Warner Security Corporation

Summarized financial information by business segment for 1997, 1996 and 1995 is as follows:

                                                                           Year Ended December 31,
(millions of dollars)                                                     1997        1996        1995
------------------------------------------------------------------------------------------------------
Net service revenues:
  Physical security services                                          $1,289.3    $1,223.8    $1,222.8
  Electronic security services                                           243.4       241.1       254.7
  Armored security services                                               15.3       246.3       231.0
------------------------------------------------------------------------------------------------------
    Total net service revenues                                        $1,548.0    $1,711.2    $1,708.5
======================================================================================================

Operating profit:
  Physical security services                                          $   64.9    $   62.1    $   56.4
  Electronic security services                                            14.5        18.9        15.8
  Armored security services                                                0.9        12.1        13.7
------------------------------------------------------------------------------------------------------
    Total operating profit                                                80.3        93.1        85.9
  Other expense, net                                                       8.3        13.1        14.7
  Interest expense                                                        42.0        56.6        55.9
------------------------------------------------------------------------------------------------------
  Earnings before taxes                                                   30.0        23.4        15.3
  Provision for income taxes                                              11.0         9.5         6.9
------------------------------------------------------------------------------------------------------
    Earnings from continuing operations                               $   19.0    $   13.9    $    8.4
======================================================================================================

Depreciation:
  Physical security services                                          $    4.3    $    5.7    $    7.3
  Electronic security services/(a)/                                       34.2        34.2        37.4
  Armored security services                                                0.4         7.0         7.1
  Corporate                                                                0.2         0.1         0.3
------------------------------------------------------------------------------------------------------
    Total depreciation                                                $   39.1    $   47.0    $   52.1
======================================================================================================

Amortization of excess purchase price over net assets acquired:
  Physical security services                                          $    7.8    $    8.9    $    8.9
  Electronic security services                                             3.0         2.9         2.8
  Armored security services                                                0.1         1.4         1.5
  Corporate                                                                0.2         0.2         0.2
------------------------------------------------------------------------------------------------------
    Total amortization                                                $   11.1    $   13.4    $   13.4
======================================================================================================

Capital expenditures and investment in sales-type leases:
  Physical security services                                          $    4.1    $    3.1    $    3.6
  Electronic security services                                            43.6        36.2        45.4
  Armored security services                                                0.2         8.1         3.7
------------------------------------------------------------------------------------------------------
    Total capital expenditures and investment in sales-type leases    $   47.9    $   47.4    $   52.7
======================================================================================================

Identifiable assets:
  Physical security services                                          $  206.4    $  231.1
  Electronic security services                                           346.7       348.2
  Armored security services                                                 --        87.4
  Discontinued operations                                                 15.4        12.6
  Corporate                                                               91.1        81.5
------------------------------------------------------------------------------------------
    Total identifiable assets                                         $  659.6    $  760.8
==========================================================================================

/(a)/ Excludes principal repayments of sales-type leases totalling $13.0 million, $9.9 million and $4.6 million in 1997, 1996 and 1995, respectively.

Note 12 -- Income Taxes

Earnings before income taxes from continuing operations and provision for income taxes consist of:

                                            Non-     1997                 Non-     1996                 Non-     1995
(millions of dollars)               U.S.    U.S.    Total         U.S.    U.S.    Total         U.S.    U.S.    Total
---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes       $26.7    $3.3    $30.0        $19.1    $4.3    $23.4        $11.9    $3.4    $15.3
=====================================================================================================================
Income taxes:
    Current:
        Federal/Foreign            $ 0.5    $1.3    $ 1.8        $ 0.7    $1.3    $ 2.0        $ 6.4    $1.5    $ 7.9
        State                        1.5      --      1.5          1.5      --      1.5          1.0      --      1.0
---------------------------------------------------------------------------------------------------------------------
                                     2.0     1.3      3.3          2.2     1.3      3.5          7.4     1.5      8.9
    Deferred                         7.7      --      7.7          6.0      --      6.0         (2.0)     --     (2.0)
---------------------------------------------------------------------------------------------------------------------
Provision for income taxes         $ 9.7    $1.3    $11.0        $ 8.2    $1.3    $ 9.5        $ 5.4    $1.5    $ 6.9
=====================================================================================================================

The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:


(millions of dollars)                                     1997         1996         1995
----------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate of 35%               $10.5       $  8.2       $  5.3
Increases (decreases) resulting from:
    State income taxes                                     1.0          0.8          0.8
    Non-temporary differences                              0.1          0.7          0.7
    Other, net                                            (0.6)        (0.2)         0.1
----------------------------------------------------------------------------------------
Income taxes reported                                    $11.0       $  9.5       $  6.9
========================================================================================

Following are the components of the net deferred tax asset as of December 31, 1997 and 1996:


(millions of dollars)                                                  1997         1996
----------------------------------------------------------------------------------------
Deferred tax assets:
    Liabilities for casualty insurance                              $  35.9       $ 35.6
    Liabilities related to discontinued operations                      7.9          9.6
    Liabilities for pension benefits                                     --          0.4
    Liabilities for other post-retirement benefits                      4.2          4.6
    Other, net                                                          1.1          2.8
    Net operating loss carry-forward                                     --         10.9
    General business credit                                            24.8         26.3
    Minimum tax credit                                                 26.6         26.6
    Foreign tax credit                                                  0.4          1.3
----------------------------------------------------------------------------------------
        Total deferred tax assets                                     100.9        118.1
Valuation allowance                                                    (5.3)        (6.8)
----------------------------------------------------------------------------------------
                                                                       95.6        111.3
Deferred tax liabilities:
    Fixed assets                                                      (37.7)       (43.9)
    Investments                                                       (13.1)       (13.1)
    Net excess purchase price over net assets acquired                 (5.7)        (7.5)
----------------------------------------------------------------------------------------
        Total deferred tax liabilities                                (56.5)       (64.5)
----------------------------------------------------------------------------------------
        Net deferred tax asset                                       $ 39.1       $ 46.8
========================================================================================

The foreign tax credit carry-forward has been fully considered in the valuation allowance at both December 31, 1997 and 1996 while an additional allowance of $4.8 million and $5.5 million at December 31, 1997 and 1996, respectively, has been established against the other credits. The general business credit carry-forward will expire in years 2004-2009 while the minimum tax credit can be carried forward indefinitely.



Note 13 - Capital Stock
The following table summarizes the Company's capital stock at December 31, 1997 and 1996:


                                                                                                                        December 31,
(thousands of shares)                                                                            1997                           1996
------------------------------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value:
  Authorized                                                                                50,000.0                        50,000.0
  Issued                                                                                    23,362.8                        22,446.1
  Outstanding                                                                               23,326.8                        22,154.2

Series I non-voting common stock, $.01 par value:
  Authorized                                                                                25,000.0                        25,000.0
  Issued                                                                                     2,720.0                         2,720.0
  Outstanding                                                                                  249.6                         1,149.6


Preferred stock, $.01 par value:
  Authorized                                                                                 5,000.0                         5,000.0
  Issued and Outstanding                                                                         ---                             ---


Note 14 - Earnings Per Share
                                                                       1997                         1996                        1995
                                                                  Per Share                    Per Share                   Per Share
(millions of dollars, except per share)         Earnings  Shares     Amount  Earnings  Shares     Amount  Earnings  Shares    Amount
------------------------------------------------------------------------------------------------------------------------------------
Earnings from
  continuing operations                        $    19.0                        $13.9                         $8.4

Basic EPS
Earnings available to
  common shareholders                               19.0    23.5      $0.81      13.9    23.3      $0.60       8.4    23.1  $   0.36
====================================================================================================================================
Effect of Dilutive Securities
Outstanding stock options                              -     0.6                    -     0.2                    -     0.3

Diluted EPS
Earnings available to
  common shareholders +
  assumed conversions                          $    19.0    24.1      $0.79     $13.9    23.5      $0.59      $8.4    23.4  $   0.36
====================================================================================================================================
                                                                                                                                  33


Note 15 - Interim Financial Information (Unaudited)

                                                             1997 Quarter Ended                                 1996 Quarter Ended
(millions of dollars, except per share)
                                 Mar. 31  June 30  Sept. 30  Dec. 31  Year 1997  Mar. 31   June 30   Sept. 30   Dec. 31  Year 1996
----------------------------------------------------------------------------------------------------------------------------------
Net service revenues              $382.4   $378.6    $390.8   $396.2   $1,548.0   $414.1    $418.3     $434.9    $443.9   $1,711.2
Cost of services                   304.4    300.4     313.8    313.7    1,232.3    329.6     332.2      348.2     350.2    1,360.2
Selling, general and
  administrative expenses           51.8     48.7      45.8     48.3      194.6     52.7      52.2       51.8      53.9      210.6
Depreciation                         9.8      9.8       9.9      9.6       39.1     12.1      11.8       11.7      11.4       47.0
Other expense, net                   0.6      2.5       3.3      3.6       10.0      3.3       3.4        3.4       3.3       13.4
Interest expense and finance
 charges                            10.6     10.2      10.6     10.6       42.0     14.5      14.1       14.1      13.9       56.6
----------------------------------------------------------------------------------------------------------------------------------

  Earnings before income taxes       5.2      7.0       7.4     10.4       30.0      1.9       4.6        5.7      11.2       23.4
Provision for income taxes           1.2      2.9       2.7      4.2       11.0      0.3       1.7        2.5       5.0        9.5
----------------------------------------------------------------------------------------------------------------------------------
  Earnings from continuing
   operations                        4.0      4.1       4.7      6.2       19.0      1.6       2.9        3.2       6.2       13.9
Loss from discontinued operations,
  net of income taxes                  -        -         -        -          -     (1.1)     (1.0)     (26.4)        -      (28.5)
----------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)             $  4.0   $  4.1    $  4.7   $  6.2   $   19.0   $  0.5    $  1.9     $(23.2)   $  6.2   $  (14.6)
==================================================================================================================================

Earnings (loss) per common share - basic:
  Continuing operations           $ 0.17   $ 0.18    $ 0.20   $ 0.26   $   0.81   $ 0.07    $ 0.12     $ 0.14    $ 0.27   $   0.60
  Discontinued operations              -        -         -        -          -    (0.05)    (0.04)     (1.14)        -      (1.23)
----------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) per
     share                        $ 0.17   $ 0.18    $ 0.20   $ 0.26   $   0.81   $ 0.02    $ 0.08     $(1.00)   $ 0.27   $  (0.63)
----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share - diluted:
  Continuing operations           $ 0.17   $ 0.17    $ 0.19   $ 0.26   $   0.79   $ 0.07    $ 0.12     $ 0.14    $ 0.26   $   0.59
  Discontinued operations              -        -         -        -          -    (0.05)    (0.04)     (1.13)        -      (1.21)
----------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) per share
                                  $ 0.17   $ 0.17    $ 0.19   $ 0.26   $   0.79   $ 0.02    $ 0.08     $(0.99)   $ 0.26   $  (0.62)
==================================================================================================================================


To the Board of Directors and Shareholders,
Borg-Warner Security Corporation

We have audited the consolidated balance sheets of Borg-Warner Security Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Security Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
    ----------------------
    Deloitte & Touche LLP
    Chicago, Illinois
    February 3, 1998

                                      35