Form 10-K405, Exhibit 13
period 1998-12-31
BORG WARNER SECURITY CORP
filed 1999-03-31
CIK 817945

Consolidated Statistical Review

The following table sets forth selected financial information for Borg-Warner Security Corporation ("the Company"). The information is derived from the audited consolidated financial statements of the Company. Previously reported results have been restated to reflect the May 29, 1998 sale of the Company's electronic security division and the Company's courier services division. As a result, Wells Fargo Alarm Services Company and Pony Express Delivery Services are reflected in discontinued operations for all years presented. In addition, the Company's armored security services unit entered into a business combination with Loomis Armored in January 1997. The combined company, known as Loomis, Fargo & Co., is accounted for under the equity method. The armored security services unit was included in the Company's results of operations for 23 days in 1997 and full years 1996, 1995 and 1994. The selected financial data should be read in connection with the 1998 Consolidated Financial Statements and accompanying notes.

STATEMENT OF OPERATIONS DATA                                                        Year Ended December 31,
(millions of dollars, except per share)                1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------------------
Net service revenues                              $ 1,323.4   $ 1,304.6   $ 1,470.1   $ 1,453.8   $ 1,420.6
Earnings before interest and taxes                     40.4        57.6        61.0        55.4        44.5
Earnings before taxes                                  24.9        40.9        33.8        29.1        20.7
Provision for income taxes/(1)/                         9.8        15.1        13.6        13.1         0.4
Earnings from continuing operations                    15.1        25.8        20.2        16.0        20.3
Earnings from continuing operations
   per share - basic                              $    0.64   $    1.10   $    0.87   $    0.69   $    0.88
Earnings from continuing operations
   per share - diluted                            $    0.64   $    1.07   $    0.86   $    0.68   $    0.87
Average common shares outstanding - basic
   (in thousands)                                    23,575      23,475      23,266      23,097      22,893
Average common shares and equivalents
   outstanding - diluted (in thousands)              23,958      24,075      23,517      23,399      23,170


BALANCE SHEET DATA (at end of year)
-----------------------------------------------------------------------------------------------------------
Total assets                                      $   431.9   $   625.9   $   728.9   $   808.6   $   780.2

Balance sheet debt                                    126.7       338.7       437.1       479.0       455.0
Cash and cash equivalents available                  (105.7)       (8.0)      (15.4)      (17.3)      (13.3)
-----------------------------------------------------------------------------------------------------------
Net balance sheet debt                                 21.0       330.7       421.7       461.7       441.7

Accounts receivable sold, net                          82.4       102.4       110.2        88.9       112.0

Shareholders' equity                                   96.9        65.0        41.2        49.7        43.8
Net assets of discontinued operations                    --   $   327.0   $   327.5   $   369.7   $   360.4

STOCK PRICES              FIRST        Second      Third         Fourth
--------------------------------------------------------------------------------
1998 Quarters
High                     $ 19 7/16    $ 24 3/4    $ 23 1/16    $ 20 1/16
Low                      $ 15 5/16    $ 17 7/8    $ 13 1/4     $ 13 1/16

1997 Quarters
High                     $ 15 1/8     $ 18        $ 19 9/16    $ 19 3/4
Low                      $ 10 1/8     $ 13 3/4    $ 16 1/8     $ 15 1/4

(/1)/ Income taxes for the year ended December 31, 1994 reflect certain adjustments related to changes in tax basis.

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

  The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost effective in the circumstances. Management believes that, as of December 31, 1998, the Company's system of internal control was adequate to accomplish the objectives set forth in the previous paragraph.

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

/s/ J. Joe Adorjan                      /s/ Timothy M. Wood


J. Joe Adorjan                          Timothy M. Wood
Chairman, President and                 Vice President and Chief
 Chief Executive Officer                 Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations


SIGNIFICANT EVENTS

On January 24, 1997, the Company's armored services unit entered into a business combination with Loomis Armored, which is now known as Loomis, Fargo & Co. ("Loomis, Fargo"). The Company, which retains a 49% ownership interest in Loomis, Fargo, accounts for its investment under the equity method. The business combination impacts the comparison of the Company's 1998 results to prior periods because the armored unit was included in the Company's results of operations for 23 days in 1997 and full year 1996.

  On May 29, 1998, the Company sold its electronic security services business to ADT Security Services, a subsidiary of Tyco International, Ltd., for approximately $425 million plus the assumption of $6 million of debt by the buyer. As a result of this transaction, the Company recorded a net after-tax gain of $42.5 million.

  On May 29, 1998, the Company sold its courier services unit. The Company recorded a $15.9 million after-tax charge in the first quarter of 1998 to reduce the Company's investment in this business and to provide for costs associated with its disposition. The Company did not record a gain or loss as a result of completing the sale of the unit.

  On June 3, 1998, the Company irrevocably called for redemption its $150 million principal amount of 9 1/8% senior subordinated notes due 2003. The notes were fully redeemed on July 3, 1998. This resulted in an extraordinary charge of $6.3 million in the second quarter.

  The Company entered into an agreement with Borg-Warner Automotive, Inc. ("Automotive") effective July 31, 1998 whereby the Company sold its rights to the "Borg-Warner" name and mark in the security field for $3.6 million. Automotive granted the Company an exclusive, royalty-free license to use the "Borg-Warner" name and mark in the security field for a four-year period.

  On August 10, 1998, the Company, the California Insurance Commissioner as trustee of the Mission Insurance Companies Trust ("Mission Trust") and the Illinois Director of Insurance as rehabilitator of Centaur Insurance Company agreed to settle the pending lawsuit between the Mission Trust and the Company, subject to court approval. As part of such settlement, the Company agreed to pay the Mission Trust $4 million and one-third of any dividend or other distribution that may be paid to the Company after rehabilitation of Centaur. The payments will not have an effect on Company earnings. Separately, the Mission Trust and Centaur agreed to an uncontested liquidated claim in the Centaur estate of $48 million, for which the Company is not liable. Additionally, the Illinois Director of Insurance, on behalf of the Centaur estate, and the Company agreed to exchange mutual releases of any remaining liability of the Company to the Centaur estate. The parties have finalized and executed the settlement and release agreements. The required court approvals of the settlement are being sought by the parties with final approval and dismissal of the lawsuit anticipated by the end of the first half of 1999.


BUSINESS DESCRIPTION

The Company is North America's largest provider of contract security personnel and related services with approximately 73,000 employees serving 14,000 customers in the United States, Canada, the United Kingdom and Colombia.

RESULTS OF OPERATIONS

REVENUES                                                           1998 vs. 1997
                                                                         Percent
(millions of dollars)               1998        1997        1996          Change
--------------------------------------------------------------------------------
Physical Security
   Services                    $ 1,323.4   $ 1,289.3   $ 1,223.8            2.6%
Armored Security
   Services                           --        15.3       246.3             NM
--------------------------------------------------------------------------------
Total Revenues                 $ 1,323.4   $ 1,304.6   $ 1,470.1            1.4%

  Revenue increased in 1998 and 1997 principally due to new business growth, acquisitions, higher billing rates and improved customer retention which offset the impact of withdrawal from certain low-margin businesses. Excluding the effect of acquisitions, 1998 revenue was $1,310.9 million.

INTERNATIONAL OPERATIONS Revenues for 1998 were $121.1 million compared with $116.9 million in 1997 and $110.3 million in 1996. Operations are primarily in Canada, the United Kingdom and Colombia.

COSTS AND EXPENSES Cost of services, as a percentage of revenues, were 84.4%, 84.4% and 83.8% in 1998, 1997, and 1996 respectively. Gross profit margins were 15.6%, 15.6% and 16.2% over the same three year period. Gross margins in 1998 remained stable despite higher labor costs resulting from continued tight labor markets. Wage increases have principally been offset by better pricing and improved employee retention which results in generally lower recruiting and training expenses. The decreased 1997 gross margins are primarily a result of the Loomis, Fargo combination.

  Selling, general and administrative expenses, as a percentage of revenues, were 11.8%, 10.3%, and 10.5% for the years 1998, 1997, and 1996, respectively. The 1998 increase reflects a $14.4 million pretax provision recorded in the second quarter 1998. The 1998 provision was comprised of the following:

 .    Severance and lease termination costs totaling $2.1 million resulting from the reorganization of administrative operations subsequent to the sale of the electronic security services business and the closure and consolidation of certain offices;
 .    $5.5 million resulting from a review of the recoverability of certain intangible assets;
 .    $2.3 million related to the final settlement of matters resulting from prior dispositions; and
 .    $4.5 million related to certain other asset valuation allowances and provisions.

                                                Borg-Warner Security Corporation


     Excluding this charge, selling, general and administrative expenses were 10.7% for 1998 versus 10.3% in 1997. The remaining increase is primarily related to increased investment to strengthen the Company's marketing capabilities and addressing Year 2000 issues.

     Depreciation expense was $4.2 million, $5.0 million, and $12.8 million for the years 1998, 1997, and 1996 respectively. The 1998 and 1997 decreases are primarily due to the Loomis, Fargo combination.

     Other net expense includes the results from the Company's share of the Loomis, Fargo joint venture. The Company recorded $0.1 million of earnings for its share of Loomis, Fargo in 1998 compared with net earnings of $1.1 million in 1997 (which included an after-tax gain of $2.2 million relating to the business combination). Excluding Loomis, Fargo, other expense was $6.5 million, $8.1 million, and $10.5 million in 1998, 1997, and 1996 respectively. The 1998 and 1997 decrease is principally a result of reduced amortization expenses in connection with the Loomis, Fargo combination in 1997 and the revaluation of certain intangible assets in 1998.

NET INTEREST EXPENSE AND FINANCE CHARGES Interest expense attributed to continuing operations, including the amortization of financing costs, decreased to $15.5 million in 1998 from $16.7 million in 1997 and $27.2 million in 1996. The 1998 decrease is primarily related to lower average debt levels and decreased borrowing costs on the Company's variable rate debt. The 1997 decrease is principally due to proceeds received from the Loomis, Fargo combination and improved terms under the subsequent refinancing of bank borrowings.

EARNINGS FROM DISCONTINUED OPERATIONS Refer to footnote 4 for a detailed explanation.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS The following Pro Forma Statements of Operations give effect to the armored services business combination in 1997, the sale of the courier services and electronic security services businesses, the related debt reduction, as well as certain related actions taken in 1998 as if they had been consummated on January 1, 1997. They also assume the aforementioned $14.4 million pretax provision had been recorded as of that date.

     The Pro Forma Statements of Operations are intended for informational purposes only and are not necessarily indicative of the future results of operations of the Company had the transactions occurred on the indicated dates or been in effect for the periods presented. The Pro Forma Statements of Operations should be read in conjunction with the historical Consolidated Financial Statements of the Company, including the related notes.


PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For Year Ended December 31, 1998

                                                                                  Pro Forma
(millions of dollars, except per share)                          Historical      Adjustments          Pro Forma
----------------------------------------------------------------------------------------------------------------
Net service revenues                                             $ 1,323.4                           $ 1,323.4
Cost of services                                                   1,116.7                             1,116.7
Selling, general and administrative expenses                         155.7       $  (15.4)/(a)//(b)/     140.3
Depreciation                                                           4.2                                 4.2
Other expense, net                                                     6.4           (1.4)/(b)//(c)/       5.0
Interest expense and finance charges                                  15.5           (3.5)/(d)/           12.0
----------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                                       24.9           20.3                 45.2
Provision for income taxes                                             9.8            8.3/(h)/            18.1
----------------------------------------------------------------------------------------------------------------
   Earnings from continuing operations                           $    15.1       $   12.0            $    27.1
----------------------------------------------------------------------------------------------------------------
Earnings per common share (fully diluted):
   Continuing operations                                         $    0.64       $   0.49            $    1.13
Average fully diluted shares outstanding (in thousands)             23,958                              23,958

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For Year Ended December 31, 1997

                                                                                    Pro Forma
(millions of dollars, except per share)                      Historical            Adjustments            Pro Forma
--------------------------------------------------------------------------------------------------------------------
Net service revenues                                          $1,304.6             $ (15.3)/(e)/          $ 1,289.3
Cost of services                                               1,100.7               (12.9)/(e)/            1,087.8
Selling, general and administrative expenses                     134.3                 0.1/(b)//(e)//(f)/     134.4
Depreciation                                                       5.0                (0.5)/(e)/                4.5
Other expense, net                                                 7.0                (0.6)/(c)//(g)/           6.4
Interest expense and finance charges                              16.7                (3.8)/(d)/               12.9
--------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                                   40.9                 2.4                     43.3
Provision for income taxes                                        15.1                 2.3/(h)/                17.4
--------------------------------------------------------------------------------------------------------------------
   Earnings from continuing operations                        $   25.8             $   0.1                $    25.9
--------------------------------------------------------------------------------------------------------------------

Earnings per common share (fully diluted):
   Continuing operations                                      $   1.07                  --                $    1.07
Average fully diluted shares outstanding (in thousands)         24,075                                       24,075

Notes to Pro Forma Consolidated Statement of Operations:

(a) Eliminates the $14,4 million ($8.6 million net of tax) charge in the 1998 second quarter resulting from the reorganization of administrative support operations following the sale of the electronic security services business, the reduction of certain intangible assets and other provisions.

(b) Eliminates expenses relating to restructuring activities and other provisions.

(c) Reflects reduction in the carrying value of certain intangible assets.

(d) Reflects the interest expense reduction as if the sale of Wells Fargo Alarm had occurred on January 1,1997 with the proceeds applied to eliminate $150 million principal amount of 9 1/8% notes, borrowings under the Company's bank credit line and the remainder used to reduce usage of the accounts receivable facility.

(e) Elimination of revenues and expenses associated with the armored security services operation.

(f) Eliminates a $1.9 million ($1.1 million net of tax) pension curtailment gain recorded in the third quarter of 1997.

(g) Eliminates the $2.2 million gain recorded in the first quarter of 1997 for the sale of the armored security services operation.

(h) Reflects the tax effect of pro forma adjustments by applying an estimated federal, state and foreign tax rate of 40% for all periods presented.

EXTRAORDINARY ITEM The Company recorded a $6.3 million extraordinary charge (net of $4.1 million tax benefit) in the second quarter of 1998 associated with early redemption of $150 million principal amount of 9 1/8% senior subordinated notes due 2003 and the write-off of certain deferred financing fees.

CASH FLOW The Company reduced its balance sheet debt by $212.0 million and the balance of its receivables sold by $20.0 million, while increasing cash and short-term investments by $97.7 million in 1998. The principle underlying source was the sale of Wells Fargo Alarm Services Company to ADT for $425.0 million plus assumptions of $6.0 million debt by the buyer. After taxes this transaction generated approximately $369 million.

     1998 cash provided from continuing operations was $30.7 million, reflecting earnings of $15.1 million and $16.6 million in non-cash charges. Offsetting this were outlays aggregating approximately $30 million for corporate insurance, escheat and other commitments. Further, discontinued operations required approximately $24 million prior to their sale.

     In 1997, balance sheet debt declined $98.4 million, and accounts receivable sold declined $7.8 million, while cash and short-term investments declined $7.4 million. The combination of Wells Fargo Armored with Loomis Armored generated approximately $92.9 million inflow. Cash flow from continuing operations was $13.0 million while $7.1 million was absorbed by discontinued operations.

LIQUIDITY The Company maintained a $225 million bank line of credit at December 31, 1998 which matures on March 31, 2002. Of this, a maximum of $125 million is available for issuance of letters of credit. At December 31, 1998, there were no borrowings under the bank facility. Letters of credit totaled $93.2 million.

     The Company maintained an accounts receivable facility allowing for aggregate sales of $120 million at December 31, 1998. Net sales at that date were $82.4 million. In January 1999, this facility was replaced by a new $120 million facility which concludes on December 31, 2003.

     Cash and equivalents were $105.7 million at December 31, 1998. Of this, $50 million was restricted under the terms of the bank credit line.

     The Company believes that cash flow from operations, together with existing cash and borrowing capacity, is adequate to meet its capital needs.

                                                Borg-Warner Security Corporation

DISCLOSURES ABOUT MARKET RISK The Company has minimal market risk exposures which are primarily related to changes in interest rates. The Company's policy is to manage interest rate exposures with a blend of fixed and floating rate borrowings and, from time to time, with interest rate swap agreements that hedge outstanding borrowings. The Company entered into no interest rate swap agreements during 1998. As of December 31, 1998, the Company's long-term indebtedness consists of fixed rate debt of $124.4 million. The Company also maintains a revolving bank credit facility with a total commitment of $225 million, which carries variable interest rates (based on LIBOR or the prime rate). At December 31,1998, there were no borrowings under the bank facility. In addition, the Company sells up to $120 million of accounts receivable on a revolving basis under an accounts receivable securitization arrangement. The funding costs associated with proceeds received from sales of receivables under this arrangement, which is accounted for under SFAS No. 125, are based on a mix of fixed and floating rates. As of December 31,1998, the Company has arranged a replacement facility, and future sales will be based on short-term commercial paper rates. Currently, the Company does not use foreign currency forward contracts and does not have any material foreign currency exposure.

YEAR 2000

GENERAL Since the inception of computers, software applications were programmed to identify a year as a two-digit data field. In the new millennium, computer applications and software may recognize the year 2000 as two zeros (00) or 1900. This incorrect date recognition could cause systems and software malfunctions that could have a material effect on business operations.

COMPANY'S READINESS To ensure minimal business interruption due to computer failure, the Company has performed a review of all software and computer applications for the Year 2000 entry. Both "IT systems" and "non-IT systems" were reviewed. IT systems refer to all purchased and internally developed software applications and programs. Non-IT systems refer to various business machines that have "embedded" computer language, examples of which are computer integrated circuits ("chips") and telephone switches. The review was completed using company technologists as well as external consulting firms.

     System date remediation is being conducted in phases. First, all relevant computer systems were assessed as to functionality and to determine the Year 2000 impact. Second, for those systems and software found to be non-compliant or in need of upgrading, corrective steps have been, and will be taken, such as the reprogramming or purchasing of replacement system software. Finally, all systems and software modifications will be tested and then implemented at all necessary levels. The Company has completed the initial corrective phase and approximately 80% of all systems are deemed to be Year 2000 compliant. Systems are in the process of being installed and production tested .

COMPANY RISKS AND CONTINGENCY PLANS Systems crucial to the operations of the Company such as payroll and client billing and logistical security guard scheduling are Year 2000 compliant. The remaining systems identified as non-compliant are being upgraded or replaced. The Company expects that all upgrades, replacements and installments will be completed in all material aspects by December 1, 1999.

     Operationally, the worst case scenario, the failure of the payroll, client billing or guard scheduling systems is backed up by an on-line, time-entry system that will prevent any material business interruption.

     The likely financial and non-financial impact of non-compliant third party computer systems on the Company has not been quantified, as the Company cannot predict other businesses' Year 2000 efforts. However, no single customer or third party vendor of the Company could likely generate a material adverse impact on Company operations. The Company will continue to assess its exposure to any potential risks.

COSTS OF COMPLIANCE To date, the Company has spent approximately $0.5 million toward remediation of its Year 2000 problems, which includes computer consultant costs. Estimates of the remaining cost of compliance are deemed not material by the Company. Independent of the Year 2000 issue, the Company has been in the process of both upgrading and replacing certain systems and obsolete hardware to enhance their functionality.

     The Company's Year 2000 analysis and disclosure contains "forward looking" statements about matters that are inherently difficult to predict. Such statements include statements regarding the intent, opinion and current expectations of the Company and its management. Such "forward looking" statements involve risks and uncertainties that may affect future developments, such as, the inability to deal with a Year 2000 issue due to a problem arising on the part of a third party or vendor. While the Company believes that it has implemented methodologies to address the Year 2000 issue so that it should not materially affect its financial position, future operating results or cash flows, no assurance can be given with respect to the ultimate outcome.

Consolidated Statement of Operations and Comprehensive Income

                                                                                              Year Ended December 31,
(millions of dollars, except per share)                                             1998           1997          1996
---------------------------------------------------------------------------------------------------------------------
Net service revenues                                                           $ 1,323.4      $ 1,304.6     $ 1,470.1
Cost of services                                                                 1,116.7        1,100.7       1,231.4
Selling, general and administrative expenses                                       155.7          134.3         154.4
Depreciation                                                                         4.2            5.0          12.8
Other expense, net                                                                   6.4            7.0          10.5
Interest expense and finance charges                                                15.5           16.7          27.2
---------------------------------------------------------------------------------------------------------------------
    Earnings before income taxes                                                    24.9           40.9          33.8
Provision for income taxes -- Note 12                                                9.8           15.1          13.6
---------------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations                                             15.1           25.8          20.2
Gain (loss) from discontinued operations, net of income taxes -- Note 4             20.3           (6.8)        (34.8)
---------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before extraordinary item                                       35.4           19.0         (14.6)
Extraordinary item:
    Loss from early extinguishment of debt, net of $4.1 tax benefit                 (6.3)            --            --
---------------------------------------------------------------------------------------------------------------------
    Net earnings (loss)                                                        $    29.1      $    19.0     $   (14.6)
=====================================================================================================================

Earnings (loss) per common share -- basic:
    Continuing operations                                                      $    0.64      $    1.10     $    0.87
    Discontinued operations                                                         0.87          (0.29)        (1.50)
    Extraordinary item                                                             (0.27)            --            --
---------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                                  $    1.24      $    0.81     $   (0.63)
=====================================================================================================================

Earnings (loss) per common share -- diluted:
    Continuing operations                                                      $    0.64      $    1.07     $    0.86
    Discontinued operations                                                         0.83          (0.28)        (1.48)
    Extraordinary item                                                             (0.26)            --            --
---------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share                                                  $    1.21      $    0.79     $   (0.62)
=====================================================================================================================

Comprehensive income:
    Net earnings (loss)                                                        $    29.1      $    19.0     $   (14.6)
    Other comprehensive income (loss):
      Currency translation adjustment, net of tax ($1.0 benefit
         in 1998, $0.3 benefit in 1997, $0.5 expense in 1996)                       (1.5)          (0.5)          0.8
      Minimum pension liability adjustment, net of tax ($1.0 benefit
         in 1997, $2.7 benefit in 1996)                                               --            2.1           4.0
---------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                    $    27.6      $    20.6     $    (9.8)
=====================================================================================================================

(See accompanying notes to consolidated financial statements)

                     Consolidated Balance Sheet Borg-Warner Security Corporation

                                                                                                         December 31,
(millions of dollars, except share data)                                                   1998                  1997
---------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                               $ 105.7               $   8.0
Receivables, net                                                                           55.9                  18.5
Other current assets                                                                       68.9                  67.3
---------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   230.5                  93.8

Property, plant and equipment
   Land and buildings                                                                      18.5                  18.0
   Machinery and equipment                                                                 25.2                  20.2
---------------------------------------------------------------------------------------------------------------------
                                                                                           43.7                  38.2
Less accumulated depreciation                                                              25.6                  23.1
---------------------------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                                       18.1                  15.1

Net excess purchase price over net assets acquired                                        111.1                 114.6
Deferred tax asset, net                                                                    42.4                  40.5
Net assets of discontinued operations                                                        --                 327.0
Other assets                                                                               29.8                  34.9
---------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                     183.3                 517.0
---------------------------------------------------------------------------------------------------------------------
                                                                                        $ 431.9               $ 625.9
=====================================================================================================================

Liabilities and Shareholders' Equity
Notes payable                                                                           $   2.3               $   1.2
Accounts payable and accrued expenses                                                     130.5                 119.6
---------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                              132.8                 120.8

Long-term debt                                                                            124.4                 337.5
Other long-term liabilities                                                                77.8                 102.6

Capital stock:
Common stock, issued 23,879,092 shares in 1998
   and 23,362,806 shares in 1997                                                            0.2                   0.2
Series I non-voting common stock, issued 2,720,000 shares
   in 1998 and 1997                                                                          --                    --
Capital in excess of par value                                                             35.2                  30.8
Retained earnings                                                                          70.8                  41.7
Accumulated other comprehensive income:
   Currency translation adjustment                                                         (1.5)                   --
---------------------------------------------------------------------------------------------------------------------
                                                                                          104.7                  72.7

Treasury common stock, at cost, 2,768,339 shares
   in 1998 and 2,506,400 shares in 1997                                                    (7.8)                 (7.7)
---------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                 96.9                  65.0
---------------------------------------------------------------------------------------------------------------------
                                                                                        $ 431.9               $ 625.9
=====================================================================================================================

(See accompanying notes to consolidated financial statements)

Consolidated Statement of Cash Flows


                                                                                                    Year ended December 31,
(millions of dollars)                                                                       1998         1997          1996
---------------------------------------------------------------------------------------------------------------------------
Operating:
  Continuing operations:
  Earnings from continuing operations                                                    $  15.1      $  25.8      $   20.2
  Adjustments to reconcile net earnings to net cash
    provided by continuing operations:
    Non-cash charges to earnings:
      Depreciation and amortization                                                         10.7         13.1          23.3
      Provision for losses on receivables                                                    5.1          3.1           2.9
      Deferred income taxes                                                                 (5.5)          77           6.3
      Adjustment to excess purchase price                                                    5.5           --            --
      Amortization of debt discount                                                          0.8           --           0.6
    Changes in assets and liabilities:
      Increase in receivables                                                              (32.0)       (17.0)         (5.0)
      Decrease (increase) in other current assets                                           18.4          6.5          (3.5)
      Increase (decrease) in accounts payable and accrued expenses                          42.6        (23.1)        (12.3)
      Net change in other long-term assets and liabilities                                 (30.0)        (0.9)        (13.3)
    Gain on sale of assets of armored services unit                                           --         (2.2)           --
---------------------------------------------------------------------------------------------------------------------------
    Net cash provided by continuing operations                                              30.7         13.0          19.2

  Discontinued operations:
    Net loss, excluding gain on alarm sale                                                 (22.2)        (6.8)        (34.8)
    Other cash related to discontinued operations                                          (17.5)        (0.3)         42.2
---------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by discontinued operations                               (39.7)        (7.1)          7.4
---------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by operating activities                                   (9.0)         5.9          26.6

Investing:
  Capital expenditures                                                                      (6.9)        (4.3)        (11.2)
  Proceeds from sale of subsidiaries, net of tax paid ($58.5 million in 1998)              362.9         92.9            --
  Proceeds from land sale                                                                    6.7           --            --
  Net cash paid for acquisitions                                                           (11.5)          --            --
  Other, net                                                                                 0.2          0.1           1.8
---------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                                    351.4         88.7          (9.4)

Financing:
  Increase (decrease) in notes payable                                                       1.1         (1.5)          0.7
  Decrease in debt outstanding under revolving credit facility                             (63.9)       (22.9)        (37.8)
  (Decrease) increase in receivables sold                                                  (20.0)        (7.8)         21.3
  Issuance of long-term debt                                                                  --        125.0         100.0
  Retirement of long-term debt                                                            (150.0)      (197.8)       (103.7)
  Treasury shares (acquired) sold                                                           (0.1)         1.1           0.3
  Repurchase of old BW Corporation shares                                                   (7.9)          --            --
  Premium on extinguishment of debt                                                         (6.8)          --            --
  Other, net                                                                                 2.9          1.9           0.1
---------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                                 (244.7)      (102.0)        (19.1)
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                        97.7         (7.4)         (1.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                               8.0         15.4          17.3
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $ 105.7      $   8.0      $   15.4
===========================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                                          $  34.6      $  40.8      $   57.7
  Income taxes paid                                                                         60.4          9.4           2.8

(See accompanying notes to consolidated financial statements)

                                               Consolidated Statement of Shareholders' Equity Borg-Warner Security Corporation

Year Ended December 31,                                                1998                   1997                        1996
(millions of dollars, except per share)                    SHARES    AMOUNT       Shares    Amount         Shares       Amount
------------------------------------------------------------------------------------------------------------------------------
Common Stock Issued
Beginning balance                                      26,082,806   $   0.2   25,166,100   $   0.2     25,166,100      $   0.2
Shares issued under stock option
   and related plans                                      266,686        --       16,706        --             --           --
Conversion of Series I non-voting shares
   to common shares                                       249,600        --      900,000        --             --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                 26,599,092       0.2   26,082,806       0.2     25,166,100          0.2
------------------------------------------------------------------------------------------------------------------------------

Capital in Excess of Par Value
Beginning balance                                                      30.8                   29.0                        28.1
Shares issued under stock option
   and related plans                                                    3.2                    1.0                         0.4
Tax benefit from trust distribution and
   exercise of stock options                                            1.2                    0.8                         0.5
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                 35.2                   30.8                        29.0
------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Beginning balance                                                      41.7                   20.6                        31.2
Net earnings (loss)                                                    29.1                   19.0                       (14.6)
Adjustment for deferred pension experience loss                          --                    2.1                         4.0
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                 70.8                   41.7                        20.6
------------------------------------------------------------------------------------------------------------------------------

Notes Receivable - Management Stock Purchase
Beginning balance                                                        --                   (0.3)                       (0.3)
Net activity                                                             --                    0.3                          --
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                   --                     --                        (0.3)
------------------------------------------------------------------------------------------------------------------------------

Accumulated Other Comprehensive Income -
Currency Translation Adjustment
Beginning balance                                                        --                    0.5                        (0.4)
Current year adjustment                                                (1.5)                  (0.5)                        0.9
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                                 (1.5)                    --                         0.5
------------------------------------------------------------------------------------------------------------------------------

Treasury Stock
Beginning balance                                       2,506,400      (7.7)   1,862,311      (8.8)     1,928,861         (9.1)
Shares issued under stock option
   and related plans                                           --        --     (255,911)      1.1        (66,550)         0.3
Shares acquired                                            12,339      (0.1)          --        --             --           --
  Conversion of Series I non-voting shares
   to common shares                                       249,600        --      900,000        --             --           --
------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                                  2,768,339      (7.8)   2,506,400      (7.7)     1,862,311         (8.8)
------------------------------------------------------------------------------------------------------------------------------

  Total Shareholder's Equity                                        $  96.9                $  65.0                     $  41.2
------------------------------------------------------------------------------------------------------------------------------

(See accompanying notes to consolidated financial statements)

Notes to Consolidated Financial Statements


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The following paragraphs briefly describe significant accounting policies. Certain 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include all significant subsidiaries. Due to the May 29, 1998 sale of the electronic security and courier services units, the assets, liabilities, results of operations and cash flows of such units have been segregated and reported as discontinued operations for all periods presented. Previously reported results have been restated (see Note 4). The Company's 49% investment in Loomis, Fargo is accounted for under the equity method (see Note 3).

USE OF ESTIMATES The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consists primarily of cash and short-term money market funds.

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

     Buildings and improvements              40 years

     Machinery and equipment                 3 to 5 years

     Capitalized software                    5 years


AMORTIZATION OF EXCESS PURCHASE PRICE OVER NET ASSETS ACQUIRED Excess of purchase price over net assets acquired is being amortized on a straight-line basis over 5 to 40 years, with the majority being amortized over 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired. As a result of such a review, based on anticipated future cash flows in 1998 the Company adjusted the carrying value of such excess purchase price related to certain security services acquisitions by $5.5 million. The charge is included in selling, general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income.

DERIVATIVE FINANCIAL INSTRUMENTS Prior to 1998, the Company used interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned. At December 31, 1998 and 1997, there were no interest rate swaps outstanding.

CASUALTY INSURANCE LIABILITIES The Company has accrued a discounted liability for the retained portion of insurance costs related to its various deductible policies. This insurance liability is determined by the Company based on claims filed and an estimate of claims incurred but not yet reported (see Note 2).

REVENUE RECOGNITION Revenue is recognized at the time services are provided. In certain circumstances this can result in revenue recognition prior to customer billing.

TRANSACTIONS WITH BORG-WARNER AUTOMOTIVE Under a tax-sharing agreement with the Company, for periods prior to January 1993, Borg-Warner Automotive is required to pay the Company for any operating loss carry forward apportioned to it at such time as the benefits related to such carry-forward are realized by Borg-Warner Automotive. Also, certain costs incurred at corporate headquarters are charged to Borg-Warner Automotive based on a service agreement with the Company.

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

                                                Borg-Warner Security Corporation


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

EARNINGS PER COMMON SHARE (EPS) Earnings per share is presented on a basic and a fully diluted basis in the financial statements. Basic EPS is based on average outstanding common shares. Diluted EPS is based on average outstanding common shares and common share equivalents. Common share equivalents recognize the dilutive effects of common shares which may be issued in the future upon exercise of certain stock options (see Note 14).

NEW ACCOUNTING PRONOUNCEMENTS In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." The Company's comprehensive earnings included adjustments for foreign currency translation and minimum pension liability costs.

      In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). This statement modifies segment disclosure requirements and has no impact upon the consolidated financial position, results of operations or cash flows of the Company (see Note 11).

      In February 1998, Statement of Financial Accounting Standards No. 132 "Employer's Disclosures about Pensions and Other Retirement Benefits" was issued. This statement revises disclosures on retirement benefit plans but does not change their measurement or timing of recognition (see Note 9).

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which is effective for the year ending December 31, 2000. SFAS 133 will require the Company, to the extent that it makes use of derivative financial instruments, to record them on the balance sheet at fair value. Given the Company's current and anticipated usage of derivative financial instruments, the impact of adopting this standard will not be material to its financial position or results of operations.

      In 1998, the Company adopted AICPA SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods, During the year ended December 31, 1998, the Company capitalized $1.6 million of such costs that would have been charged to expense under its previous accounting policy.

NOTE 2 -- BALANCE SHEET INFORMATION
Detailed balance sheet data are as follows:

                                                                    DECEMBER 31,
(millions of dollars)                                          1998         1997
--------------------------------------------------------------------------------
Receivables
  Customers                                                  $ 53.5       $ 21.2
  Other                                                         9.4          1.3
--------------------------------------------------------------------------------
                                                               62.9         22.5
  Less allowance for losses                                     7.0          4.0
--------------------------------------------------------------------------------
Net receivables                                              $ 55.9       $ 18.5
--------------------------------------------------------------------------------

Other current assets
  Retained interest in receivables                           $ 15.7       $ 30.8
  Restricted interest-bearing cash deposits                    37.6         17.6
  Uniforms                                                      6.4          6.2
  Other                                                         9.2         12.7
--------------------------------------------------------------------------------
Total other current assets                                   $ 68.9       $ 67.3
--------------------------------------------------------------------------------

Other assets
  Debt issuance costs                                        $  3.5       $  8.0
  Deferred pension asset                                       15.9         12.1
  Other                                                        10.4         14.8
--------------------------------------------------------------------------------
Total other assets                                           $ 29.8       $ 34.9
--------------------------------------------------------------------------------

Accounts payable and accrued expenses
  Trade payables                                             $ 21.8       $ 24.9
  Payroll and related                                          36.4         36.1
  Casualty insurance and claims                                36.2         28.5
  Interest                                                      3.5          6.7
  Liabilities to former shareholders                            0.1          7.4
  Other                                                        32.5         16.0
--------------------------------------------------------------------------------
Total accounts payable and accrued expenses                  $130.5       $119.6
--------------------------------------------------------------------------------

      The Company has an agreement under which it sells a revolving pool of trade accounts receivable to a special purpose subsidiary of the Company. At December 31,1998 and 1997, the subsidiary had purchased $135.7 million and $150.8 million of such accounts receivable, respectively. The subsidiary sells up to $120 million of undivided interests in such accounts receivable. The difference represents the interest retained by the Company which is considered as an interest in a security and has been included in "Other current assets." The fair value of the retained interest approximates its carrying value due to the short-term nature of the receivables. Also included in "Other current assets" is $37.6 million and $17.6 million at December 31, 1998 and 1997 respectively, representing interest-bearing cash deposits held in trust under the terms of the agreement. These deposits represent proceeds of collections held back based on the amount of eligible receivables in the pool. The Company's retained interest in the receivables and cash deposits is generally restricted.

     Selling, general and administrative expenses include provisions for losses on receivables of $5.1 million, $3.1 million and $2.9 million in 1998, 1997 and 1996, respectively.

     Accumulated amortization related to excess purchase price over net assets acquired amounted to $53.7 million and $48.9 million at December 31, 1998 and 1997, respectively.

     Trade payables include checks outstanding in excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks do not call for reimbursement until checks are presented for payment. Such amounts were $21.1 million and $24.1 million at December 31, 1998 and 1997, respectively.

     The non-current portion of the casualty insurance liability, included in other long-term liabilities, was $47.9 million and $58.6 million at December 31, 1998 and 1997, respectively. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities, was $79.1 million and $86.2 million at December 31, 1998 and 1997, respectively. The estimated aggregate undiscounted insurance liability was $85.4 million and $101.1 million at December 31, 1998 and 1997, respectively. The discount rate used to value the future obligation at December 31, 1998 and 1997 was 4.5 percent and 6.0 percent, respectively.


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

      The business combination impacts the comparison of the Company's 1998 results to prior periods because the armored services unit was included in the Company's results of consolidated operations for only 23 days in 1997 and the full year 1996. Armored security revenues were $15.3 million and $246.3 million in 1997 and 1996, respectively. Armored security operating profit was $0.9 million in 1997, compared with $12.1 million in 1996.

      The Company accounts for its interest in Loomis, Fargo as an equity investment. The Company recorded net income related to Loomis, Fargo of $0.1 million in 1998 and $1.1 million in 1997, including a $2.2 million gain recognized in the combination. The Company does not guarantee the indebtedness of Loomis, Fargo nor is it required to fund Loomis, Fargo's future operations.

                                                Borg-Warner Security Corporation


NOTE 4 - DISCONTINUED OPERATIONS

On May 29, 1998, the Company sold its electronic security services business to ADT Security Services, a subsidiary of Tyco International, Ltd. for approximately $425 million plus the assumption of approximately $6 million of debt by the buyer. The Company recorded a net after-tax gain of $42.5 million in the second quarter.

    On May 29, 1998, the Company sold its courier services business. In the first quarter of 1998, the Company recorded a $15.9 million after-tax charge (net of $11.0 million tax benefit) to reduce its investment in this business, to provide for costs associated with its disposition, and for anticipated further losses prior to sale. The Company did not record a gain or loss as a result of completing the sale. The courier services operation has been carried as a discontinued operation since September 1996.

    The assets, liabilities, results of operations and cash flows have been segregated and reported as discontinued operations for all periods presented. Previously reported discontinued operations have been restated to reflect the discontinued presentation of both businesses.

                                                                                          Year ended December 31,
(millions of dollars, except per share)                                          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------
Net service revenues:
  Electronic security services business                                       $  81.2       $ 243.4       $ 241.1
  Courier services business                                                      56.0         142.2         140.0
-----------------------------------------------------------------------------------------------------------------
Total net service revenue                                                     $ 137.2       $ 385.6       $ 381.1
-----------------------------------------------------------------------------------------------------------------

Loss from operations before income taxes:
  Electronic security services business                                       $ (10.3)      $ (10.8)      $ (10.6)
  Courier services business                                                        --            --          (5.4)
-----------------------------------------------------------------------------------------------------------------
Total loss from operations before income taxes                                  (10.3)        (10.8)        (16.0)
Income tax benefit                                                                4.0           4.0           6.2
-----------------------------------------------------------------------------------------------------------------
Loss from operations                                                             (6.3)         (6.8)         (9.8)
Adjustment of courier assets to realizable value and provision for future losses (net of $11.0 million tax benefit in 1998 and $2.0
  million tax benefit in 1996)                                                  (15.9)           --         (25.0)
Gain on sale of electronic security services business (net of $59.8
  million tax expense)                                                           42.5            --            --
-----------------------------------------------------------------------------------------------------------------
Net income (loss) from discontinued operations                                $  20.3       $  (6.8)      $ (34.8)
-----------------------------------------------------------------------------------------------------------------

Income (loss) per common share (fully diluted):
  Loss from operations                                                        $ (0.27)      $ (0.28)      $ (0.42)
  Gain (loss) on sale and net asset adjustment                                   1.10            --         (1.06)
-----------------------------------------------------------------------------------------------------------------
Income (loss) per common share                                                $  0.83       $ (0.28)      $ (1.48)
-----------------------------------------------------------------------------------------------------------------


NOTE 5 - NOTES PAYABLE AND LONG-TERM DEBT

The following is a summary of notes payable and long-term debt which reflects all borrowings of the Company and its consolidated subsidiaries:

                                                                         December 31, 1998      December 31, 1997
-----------------------------------------------------------------------------------------------------------------
(millions of dollars)                                                  CURRENT   LONG-TERM     Current  Long-Term
-----------------------------------------------------------------------------------------------------------------
9 1/8% senior subordinated notes (face amount $150 million
  due 2003)                                                            $    --     $    --     $    --    $ 149.2
9 5/8% senior subordinated notes (face amount $125 million
  due 2007)                                                                 --       124.4          --      124.2
Bank revolving credit loan due through 1999 (at an average rate
  of 7.9% in 1997)                                                          --          --          --       63.9
Unsecured notes (at an average rate of 8.8% in 1998
  and 7.6% in 1997)                                                        2.3          --         1.2        0.2
-----------------------------------------------------------------------------------------------------------------
Total notes payable and long-term debt                                 $   2.3     $ 124.4     $   1.2    $ 337.5
-----------------------------------------------------------------------------------------------------------------

     Included in long-term debt at December 31, 1998 and 1997 were obligations of $124.4 million and $273.6 million, respectively, with fixed interest rates. At December 31, 1997 there was $63.9 million of long-term debt with variable interest rates (generally based on LIBOR or prime rate).

     In 1998, the Company amended its bank facility and called the entire $150 million principal amount of its 9 1/8% senior subordinated notes for early redemption. The Company recorded a $6.3 million extraordinary charge (net of $4.1 million tax benefit) in the second quarter of 1998 associated with its early redemption and the write-off of certain deferred financing fees. The bank facility was reduced from $285 million to $225 million to reflect lower requirements after the disposal of the courier and electronic segments. Up to $125 million of the bank facility is available for letters of credit. The revolving credit commitment is reduced by the total dollar amount of letters of credit issued and outstanding, $93.2 million at December 31, 1998. The entire bank facility is available through March 31, 2002.

     The credit facilities contain numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness, to create or permit to exist certain liens, to pay dividends or to make certain other restricted payments. To secure its obligations under these facilities, the Company pledged the stock of certain of its subsidiaries.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

CASH AND CASH EQUIVALENTS, RECEIVABLES, NOTES PAYABLE AND ACCOUNTS PAYABLE The carrying amounts approximate fair value because of the short maturity of these instruments.

LONG-TERM DEBT The fair values of the Company's long-term debt are estimated based on quoted market prices of the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of long-term debt at December 31, 1998 and 1997 were as follows:

                                                                    December 31,
(millions of dollars)                                          1998         1997
--------------------------------------------------------------------------------
Carrying amount                                             $ 124.4       $337.5
Fair value                                                    134.0        342.1

INTEREST RATE SWAPS The Company uses interest rate swap agreements from time to time to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned. There were no interest rate swap agreements outstanding at December 31, 1998 or 1997.

LETTERS OF CREDIT The Company utilizes third-party letters of credit to guarantee certain casualty insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value/fair value of the letters of credit at December 31, 1998 and 1997 was $93.2 million and $110.8 million, respectively. To assure the counter parties' ability to perform, these letters of credit are only executed with major financial institutions.

NOTE 7 - COMMITMENTS

The Company is committed to pay rents on non-cancelable operating leases with terms exceeding one year. Rental amounts committed in future years are summarized at December 31, 1998 as follows:

Fiscal year                                                (millions of dollars)
--------------------------------------------------------------------------------
1999                                                                       $10.9
2000                                                                         8.2
2001                                                                         5.1
2002                                                                         2.6
2003                                                                         1.7
2004 and after                                                               5.4
--------------------------------------------------------------------------------
Total                                                                      $33.9
--------------------------------------------------------------------------------

Total rental expense amounted to $14.3 million, $12.3 million and $21.0 million in 1998, 1997 and 1996, respectively.

                                                Borg-Warner Security Corporation


NOTE 8 - CONTINGENT LIABILITIES

The Company's discontinued property and casualty insurance subsidiary ("Centaur") ceased writing insurance in 1984 and has been operating under rehabilitation since September 1987. Rehabilitation is a process supervised by the Illinois Director of Insurance to attempt to compromise claim liabilities at an aggregate level that is not in excess of Centaur's assets. In rehabilitation, Centaur's assets are being used to satisfy claim liabilities under direct insurance policies written by Centaur. Any remaining assets will be applied to Centaur's obligations to other insurance companies under reinsurance contracts. The foregoing has resulted in a pending lawsuit against the Company for recovery of alleged damages incurred in excess of $100 million as a result of the failure of Centaur to satisfy its reinsurance obligations. On August 10, 1998 the Company, the California Insurance Commissioner as trustee of the Mission Insurance Companies Trust ("Mission Trust") and the Illinois Director of Insurance as rehabilitator of Centaur agreed to settle such lawsuit, subject to court approval. As part of such settlement, the Company agreed to pay the Mission Trust $4 million and one-third of any dividend or other distribution that may be paid to the Company after rehabilitation of Centaur. The payments will not have an effect on Company earnings. Separately, the Mission Trust and Centaur agreed to an uncontested liquidated claim in the Centaur estate of $48 million, for which the Company is not liable. Additionally, the Illinois Director of Insurance, on behalf of the Centaur estate, and the Company agreed to exchange mutual releases of any remaining liability of the Company to the Centaur estate. The parties have finalized and executed the settlement and release agreements. The required court approvals of the settlement are being sought by the parties with final approval and dismissal of the lawsuit anticipated in the first half of 1999.

     The Company and certain of its current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these mailers individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, indemnification obligations in favor of the Company from the current owners of certain sold or discontinued operations, estimated legal fees and other factors, the Company has made provisions for indicated environmental liabilities in the aggregate amount of approximately $5 million. Additionally, the Company will be indemnified by its former subsidiary, Borg-Warner Automotive, against certain future costs relating to environmental liabilities associated with certain former automotive operations.

     In November and December, 1998, Loomis, Fargo & Company made various claims against the Company for indemnification under the Contribution Agreement dated November 28, 1996 for certain cargo losses and environmental losses. The Company has objected to the claims. If the parties are unable to resolve their dispute, it will be referred to arbitration as provided for under the Contribution Agreement.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

NOTE 9 - RETIREMENT BENEFITS

The Company provides various defined benefit and contribution plans as well as other postretirement benefit plans to employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of plans.

(millions of dollars)                                                Pension Benefits     Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------
                                                                  1998           1997                1998          1997
-----------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at January 1                                $ 106.6        $  94.0             $  10.8       $   8.8
Service cost                                                       1.4            2.4                  --            --
Interest cost                                                      7.5            7.6                 0.3           0.3
Actuarial loss                                                     3.3           12.6                 1.2           2.7
Curtailment gain                                                  (0.9)          (3.6)                 --            --
Benefits paid from plan assets                                    (9.3)          (6.4)               (1.1)         (1.1)
-----------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                              $ 108.6        $ 106.6             $  11.2       $  10.7
-----------------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at January 1                         $ 124.4        $ 101.8
Actual return on plan assets                                      24.3           26.4
Company contributions                                               --            2.6
Benefits paid from plan assets                                    (9.3)          (6.4)
-------------------------------------------------------------------------------------
Fair value of plan assets at December 31                       $ 139.4        $ 124.4
--------------------------------------------------------------------------------------

Funded status of the plans                                     $  30.8        $  17.8             $  (11.2)     $ (10.7)
Unrecognized actuarial gain                                      (15.2)          (6.5)                (0.3)          --
Unrecognized prior service cost                                    0.2            0.8                   --           --
-----------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                 $  15.8        $  12.1             $  (11.5)     $ (10.7)
-----------------------------------------------------------------------------------------------------------------------

ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                                     7.00%          7.50%                7.00%         750%
Expected return on plan assets                                   10.00%         10.00%                 N/A          N/A
Rate of compensation increase                                     4.00%          4.00%                 N/A          N/A
Medical trend-valuation year                                       N/A            N/A                 7.00%        6.25%
Medical trend-ultimate                                             N/A            N/A                 5.25%        5.25%

Net periodic pension and other postretirement benefit costs include the following components:

                                                                     Pension Benefits     Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------
                                                       1998         1997         1996       1998       1997        1996
-----------------------------------------------------------------------------------------------------------------------
Service cost                                         $  1.4       $  2.4       $  3.3          --         --         --
Interest cost                                           7.5          7.6          7.0     $   0.3    $   0.3     $  0.3
Return on plan assets (expected)                      (10.8)        (9.4)        (8.4)         --         --         --
Amortization and deferrals                              0.1          0.5          0.8          --         --         --
-----------------------------------------------------------------------------------------------------------------------
Subtotal                                               (1.8)         1.1          2.7         0.3        0.3        0.3
Curtailment Gain                                       (0.5)        (3.7)          --          --         --         --
-----------------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                          $ (2.3)      $ (2.6)      $  2.7     $   0.3    $   0.3     $  0.3
-----------------------------------------------------------------------------------------------------------------------

Defined contribution plan expenses were $1.2 million, $1.5 million, and $1.5 million in 1998,1997, and 1996, respectively. Also, under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," benefit freezes resulted in the recognition of gains in 1998 and 1997. These gains resulted from the net decrease in the Company's benefit obligation for employees affected by the armored unit combination with Loomis Armored Inc. and other benefit freezes. Assets held in trust for the defined benefit plans are comprised primarily of marketable equity and fixed income securities.

                                                Borg-Warner Security Corporation

NOTE 10 - STOCK OPTIONS
The Company has stock incentive plans that authorize the grant of options to purchase shares of the Company's common stock. Outstanding options carry exercise prices ranging from $8.43 to $21.59 per share. These prices correspond to the fair market value (as defined in the plans) of the Company's common stock at the time of grant with a graded vesting schedule between two to three years.

     Common shares under option for the years ended December 31, 1998, 1997, and 1996 are summarized as follows:

                               Number of Shares (thousands of shares)                           Weighted-Average Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
                                        1998          1997          1996               1998          1997            1996
----------------------------------------------------------------------------------------------------------------------------------
Shares under option at January 1       1,972         1,545         1,810            $ 12.38       $ 12.20         $ 13.34
Granted                                   39           843           159              18.90         11.30           10.98
Exercised                               (267)         (273)          (66)             11.04          6.12            5.00
Cancelled                               (104)           --            --              14.83            --              --
Forfeited                                (93)         (143)         (358)             14.29         16.03           18.76
-----------------------------------------------------------------------------------------------------------------------------------
Shares under option at end of year     1,547         1,972         1,545            $ 12.49       $ 12.38         $ 12.20
==================================================================================================================================
Options exercisable                      820           917           985
========================================================================
Shares available for future grant        713           664         1,177
========================================================================
Weighted-average fair value of
 options granted during the year     $  7.12       $  4.39       $  4.00
========================================================================

Additional information regarding options outstanding as of December 31, 1998 is as follows (thousands of shares):

                             Options Outstanding                                            Options Exercisable
                       ------------------------------------------------------------------   --------------------------------------
                                              Weighted-Average
Range of                                      Remaining                  Weighted-Average                          Weighted-Average
Exercise Prices        Number Outstanding     Contractual Life (yrs)     Exercise Price      Number Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
$  8.43 -   8.75               300                  6.4                     $    8.49              300                $   8.49
  10.56 -  15.94               958                  7.6                         11.94              263                   13.72
  16.03 -  18.83               219                  3.1                         17.89              203                   17.89
  19.06 -  21.59                70                  6.3                         20.31               54                   19.89
----------------------------------------------------------------------------------------------------------------------------------
$  8.43 -  21.59             1,547                  6.6                      $  12.49              820                $  13.24
==================================================================================================================================

The 727,000 options outstanding at December 31, 1998 that are not presently exercisable will vest according to various schedules between two to three years.

  The Company has retained the "intrinsic value" method of accounting for stock-based compensation expense under APB 25. Had compensation cost been determined based on the "fair value" method under SFAS 123, the Company's proforma net income and earnings per share would have been as follows:

                                                           Year Ended December 31,
(millions of dollars, except per share)                         1998          1997
----------------------------------------------------------------------------------
 Net income                             As reported           $ 29.1        $ 19.0
                                        Pro forma               28.5          18.2

Earnings per share-basic                As reported           $ 1.24        $ 0.81
                                        Pro forma               1.21          0.78

Earnings per share-diluted              As reported           $ 1.21        $ 0.79
                                        Pro forma               1.18          0.76

     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively: expected volatility of 40% and 41%; risk-free interest rates of 4.54-4.72% and 5.28-5.30%; and expected lives of four years.

NOTE 11 - BUSINESS SEGMENT INFORMATION

GENERAL INFORMATION Due to the similarity of their services and economic characteristics, the Company's four service-based and three geographic-based operating segments have been aggregated for reporting purposes as allowed by SFAS 131. Segment operating performance as reviewed by the Company's Chief operating decision maker is measured on a basis consistent with the information presented in the financial statements. Such performance measurement consists of earnings from continuing operations before interest expense and finance charges and the provision for income taxes. The Company does not allocate assets to the individual operating segments for purposes of measuring operating performance.

ENTERPRISE-WIDE DISCLOSURES:

INFORMATION ABOUT SERVICES The Company derives its revenues from various security services offered to clients. The Company provides security officers to deter crime, monitor electronic security systems, control public and private access to facilities, perform general investigative services and background screening of potential employees.

GEOGRAPHIC INFORMATION The Company operates in the United States, Canada, Europe and South America. No revenues attributed to an individual foreign country represents ten percent or more of consolidated revenues. The following revenues are disclosed by geographical area:

(millions of dollars)                  1998              1997          1996
--------------------------------------------------------------------------------
United States                       $ 1,202.3         $ 1,187.7     $ 1,359.8
Foreign                                 121.1             116.9         110.3
--------------------------------------------------------------------------------
Total Revenue                       $ 1,323.4         $ 1,304.6     $ 1,470.1
================================================================================

INFORMATION ABOUT MAJOR CUSTOMERS The Company has no individual customer from whom it derives ten percent or more of its revenues.

INFORMATION ON LONG-LIVED ASSETS The long-lived assets listed below include plant, property and equipment, capital leases and intangibles. No assets attributed to an individual foreign country exceeds ten percent or more of consolidated assets.

(millions of dollars)                         1998                 1997
--------------------------------------------------------------------------------
United States                               $ 119.0              $ 126.9
Foreign                                        10.2                  2.8
--------------------------------------------------------------------------------
Total long lived assets                     $ 129.2              $ 129.7
================================================================================


NOTE 12 - INCOME TAXES

Earnings before income taxes from continuing operations and provision for income taxes consist of:


                                              1998                             1997                            1996
-------------------------------------------------------------------------------------------------------------------------------
(millions of dollars)              U.S.      NON-U.S.     TOTAL      U.S.     Non-U.S.      Total     U.S.    Non-U.S.  Total
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes     $ 22.6       $ 2.3      $ 24.9    $ 37.5      $ 3.4       $ 40.9   $ 29.2     $ 4.6   $ 33.8
===============================================================================================================================
Income taxes:
   Current:
   Federal/Foreign               $  9.0       $ 1.2      $ 10.2    $  4.9      $ 1.0       $  5.9   $  4.1     $ 2.0   $  6.1
   State                            1.5          --         1.5       1.5         --          1.5      1.5        --      1.5
-------------------------------------------------------------------------------------------------------------------------------
                                   10.5         1.2        11.7       6.4        1.0          7.4      5.6       2.0      7.6
   Deferred                        (1.9)         --        (1.9)      7.7         --          7.7      6.0        --      6.0
-------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes       $  8.6       $ 1.2      $  9.8    $ 14.1      $ 1.0       $ 15.1   $ 11.6     $ 2.0   $ 13.6
===============================================================================================================================


The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:


(millions of dollars)                                  1998                         1997                          1996
---------------------------------------------------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate of 35%            $ 8.7                        $ 14.3                        $ 11.9
Increases (decreases) resulting from:
   State income taxes                                   1.0                           1.0                           0.8
   Non-temporary differences                            0.2                           0.1                           0.7
   Other, net                                          (0.1)                         (0.3)                          0.2
---------------------------------------------------------------------------------------------------------------------------------
Income taxes reported                                 $ 9.8                        $ 15.1                        $ 13.6
=================================================================================================================================

                                                Borg-Warner Security Corporation

Following are the components of the deferred tax asset as of December 31, 1998 and 1997:

(millions of dollars)                                             1998                                            1997
------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
        Liabilities for casualty insurance                      $ 32.0                                          $ 35.9
        Liabilities related to discontinued operations             5.1                                             7.9
        Liabilities for other postretirement benefits              5.1                                             4.2
        Other, net                                                 3.4                                             1.1
        General business credit                                    5.5                                            24.8
        Minimum tax credit                                          --                                            26.6
        Foreign tax credit                                          --                                             0.4
------------------------------------------------------------------------------------------------------------------------
                Subtotal deferred tax assets                      51.1                                           100.9
Valuation allowance                                                 --                                            (5.3)
------------------------------------------------------------------------------------------------------------------------
                                                                  51.1                                            95.6
Deferred tax liabilities:
        Fixed assets                                                --                                           (36.3)
        Investments                                               (7.0)                                          (13.1)
        Net excess purchase price over net assets acquired        (1.7)                                           (5.7)
------------------------------------------------------------------------------------------------------------------------
              Subtotal deferred tax liabilities                   (8.7)                                          (55.1)
------------------------------------------------------------------------------------------------------------------------
                Net deferred tax asset                          $ 42.4                                          $ 40.5
========================================================================================================================

NOTE 13 - CAPITAL STOCK
The following table summarizes the Company's capital stock at December 31, 1998 and 1997:

                                                                                                     December 31,
(thousands of shares)                                                                      1998              1997
 -------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value:                       Authorized                          50,000.0         50,000.0
                                                    Issued                              23,879.1         23,362.8
                                                    Outstanding                         23,830.8         23,326.8

Series 1 non-voting common stock, $.01 par value:   Authorized                          25,000.0         25,000.o
                                                    Issued                               2,720.0          2,720.0
                                                    Outstanding                                -            249.6

Preferred stock, $.01 par value                     Authorized                           5,000.0          5,000.0
                                                    Issued and Outstanding                     -                -

NOTE 14- EARNINGS PER SHARE:

                                                               1998                            1997                        1996
                                                            PER SHARE                        Per Share                    Per Share
(millions of dollars, except per share)   EARNINGS  SHARES    AMOUNT      Earnings  Shares     Amount    Earnings  Shares   Amount
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations      $ 15.1                           $ 25.8                         $20.2

BASIC EPS
Earnings available to
  commom shareholders                      15.1    23.6      $ 0.64         25.8     23.5     $ 1.10      20.2      23.3     $0.87
==================================================================================================================================

EFFECT OF DILUTIVE SECURITIES
Outstanding stock options                    -      0.4                        -      0.6                    -       0.2

DILUTED EPS
Earnings available to common shareholders
  +assumed conversions                   $15.1     24.0      $ 0.64       $ 25.8     24.1     $ 1.07     $20.2      23.5     $0.86
==================================================================================================================================

NOTE 15-INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                                     1998 Quarter Ended                          1997 Quarter Ended
                                          ---------------------------------------------  ------------------------------------------
(millions of dollars, except per share)   MAR. 31  JUNE 30 SEPT. 30  DEC. 31  YEAR 1998  Mar. 31 June 30 Sept. 30 Dec. 31 Year 1997

Net service revenues                       $318.6   $323.9   $336.6   $344.3   $1,323.4   $326.4  $317.1   $330.5  $330.6  $1,304.6
Cost of services                            269.1    273.0    284.2    290.4    1,116.7    275.0   267.0    279.9   278.8   1,100.7
Selling, general and
        administrative expenses              35.7     50.0     35.5     34.5      155.7     37.2    33.7     32.6    30.8     134.3
Depreciation                                  1.0      1.0      1.0      1.2        4.2      1.6     1.2      1.1     1.1       5.0
Other expense (income), net                   2.4      2.1      1.2      0.7        6.4     (0.1)    1.8      2.6     2.7       7.0
Interest expense and
        finance charges                       4.2      4.2      3.4      3.7       15.5      5.3     3.7      3.7     4.0      16.7
-----------------------------------------------------------------------------------------------------------------------------------

        Earnings (loss) before
            income taxes                      6.2     (6.4)    11.3     13.8       24.9      7.4     9.7     10.6    13.2      40.9
Provision (benefit) for income taxes          2.3     (2.4)     4.5      5.4        9.8      1.7     4.0      3.9     5.5      15.1
-----------------------------------------------------------------------------------------------------------------------------------

        Earnings (loss) from continuing
            operations                        3.9     (4.0)     6.8      8.4       15.1      5.7     5.7      6.7     7.7      25.8
Gain (loss) from discontinued
        operations, net of
        income taxes                        (19.1)    39.4       --       --       20.3     (1.7)   (1.6)    (2.0)   (1.5)     (6.8)

Extraordinary loss, early
        extinguishment of debt                 --     (6.3)      --       --       (6.3)      --      --       --      --        --
-----------------------------------------------------------------------------------------------------------------------------------
           Net earnings (loss)             $(15.2)  $ 29.1   $  6.8   $  8.4   $   29.1   $  4.0  $  4.1   $  4.7  $  6.2  $   19.0
-----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share - basic:
        Continuing operations              $ 0.17   $(0.17)  $ 0.29   $ 0.35   $   0.64   $ 0.24  $ 0.24   $ 0.29  $ 0.33  $   1.10
        Discontinued operations             (0.81)    1.68       --       --       0.87    (0.07)  (0.07)   (0.09)  (0.06)    (0.29)

        Extraordinary loss, early
                extinguishment of debt         --    (0.27)      --       --      (0.27)              --       --      --        --
-----------------------------------------------------------------------------------------------------------------------------------
                Net earnings (loss)
                   per share               $(0.64)  $ 1.24   $ 0.29   $ 0.35   $   1.24   $ 0.17  $ 0.17   $ 0.20  $ 0.27  $   0.81
-----------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share - diluted:
        Continuing operations              $ 0.16   $(0.16)  $ 0.29   $ 0.35   $   0.64   $ 0.24  $ 0.24   $ 0.28  $ 0.31  $   1.07
        Discontinued operations             (0.79)    1.62       --       --       0.83    (0.07)  (0.07)   (0.09)  (0.05)    (0.28)

        Extraordinary loss, early
                extinguishment of debt         --    (0.26)      --       --      (0.26)      --      --       --      --        --
-----------------------------------------------------------------------------------------------------------------------------------

                Net earnings (loss)
                  per share                $(0.63)  $ 1.20   $ 0.29   $ 0.35   $   1.21   $ 0.17  $ 0.17   $ 0.19  $ 0.26  $   0.79
-----------------------------------------------------------------------------------------------------------------------------------


NOTE 16-ACQUISITION OF BUSINESSES

During 1998, the Company purchased three security service businesses, two in the United States and one with operations in the United Kingdom and Ireland for an aggregate purchase price of $11.5 million. The results of operations of these acquired businesses are included as of the date of acquisition. The acquisitions were accounted for under the purchase method. Substantially all of the purchase price represents excess of purchase price over net assets acquired which is being amortized on a straight-line basis over 5 to 10 years. None of the acquisitions individually, or in aggregate, had a significant effect on revenues or the results of operations in 1998.

                   Independent Auditors' Report Borg-Warner Security Corporation


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS,
BORG-WARNER SECURITY CORPORATION:

We have audited the consolidated balance sheets of Borg-Warner Security Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Borg-Warner Security Corporation and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


Deloitte & Touche LLP
Chicago, Illinois
February 2, 1999

Directors, Officers and Shareholder Information Borg-Warner Security Corporation



Officers
---------------------------------------------------------------------------------------------------------------------------------
J. Joe Adorjan                    Robert E.T. Lackey                  John D. O'Brien                Timothy M. Wood
Chairman, President               Vice President, General Counsel     Senior Vice President          Vice President
and Chief Executive Officer       and Corporate Secretary                                            and Chief Financial Officer

Craig J. Bollinger                Brian S. Cooper                     Nancy E. Kittle
Vice President, Risk              Treasurer                           Vice President,
Management                                                            Human Resources

Directors
---------------------------------------------------------------------------------------------------------------------------------
J. Joe Adorjan                    James J. Burke, Jr.                 Albert J. Fitzgibbons, III     Arthur F. Golden
Chairman, President               Partner                             Partner                        Partner
and Chief Executive Officer       Stonington Partners Inc.            Stonington Partners Inc.       Davis Polk & Wardwell
Borg-Warner Security Corporation

Dale W. Lang                      Robert A. McCabe                    Andrew McNally IV              Alexis P. Michas
President                         Chairman                            Retired Chairman               Managing Partner
KX Acquisition Corporation        Pilot Capital Corporation           and Chief Executive Officer    Stonington Partners Inc.
                                                                      Rand McNally & Company
H. Norman Schwarzkopf             Donald C. Trauscht
General                           Retired Chairman
U.S. Army, Retired                and Chief Executive Officer
                                  Borg-Warner Security Corporation

Committees of the Board
---------------------------------------------------------------------------------------------------------------------------------

EXECUTIVE COMMITTEE               FINANCE AND AUDIT COMMITTEE         COMPENSATION COMMITTEE         NOMINATING COMMITTEE

J. Joe Adorjan, Chairman          Alexis P. Michas, Chairman          Robert A. McCabe, Chairman     H. Norman Schwarzkopf,
Arthur F. Golden                  James J. Burke, Jr.                 Albert J. Fitzgibbons, III     Chairman
Alexis P. Michas                  Arthur F. Golden                    Dale W. Lang                   Albert J. Fitzgibbons, III
Donald C. Trauscht                H. Norman Schwarzkopf               Andrew McNally IV              Dale W. Lang
                                  Donald C. Trauscht                  Alexis P. Michas               Robert A. McCabe
                                                                                                     Andrew McNally IV
---------------------------------------------------------------------------------------------------------------------------------

Company Headquarters              Investor Contact                    Securities Information         Shareholder inquiries to:
Borg-Warner                       Jeffrey S. Cartwright               The common stock of            Shareholder Relations
Security Corporation              Director of Investor Relations      Borg-Warner Security           Department - 11E
200 South Michigan Avenue         312-322-8836                        Corporation is listed on the   P.O. Box 11258
Chicago, IL 60604                                                     New York Stock Exchange.       Church Street Station
                                  Form 10-K Report                    The ticker symbol is BOR.      New York, NY 10286-1258
www.Borg-WarnerSecurity.com       A copy of the Company's Annual
                                  Report on Form 10-K is available    Independent Accountants        Send certificates for transfer
Shareholder Information           to shareholders without charge      Deloitte & Touche LLP          and address changes to:
The 1999 annual meeting of        upon request to the Investor        180 North Stetson              Receive and Deliver
shareholders will be held on      Relations Department                Chicago, IL 60601              Department - 11W
Tuesday, April 20, at 10 a.m.                                                                        P.O. Box 11002
at the Company headquarters,                                          Transfer Agent                 Church Street Station
200 South Michigan Avenue,                                            The Bank of New York           New York, NY 10286-1002
Chicago, IL.                                                          1-800-524-4458

40