Form 10-K, Exhibit 13
period 1999-12-31
BURNS INTERNATIONAL SERVICES CORP
filed 2000-03-29
CIK 817945

                                                                      Exhibit 13

       Management's Responsibility for Consolidated Financial Statements
                   Burns International Services Corporation


The information in this report is the responsibility of management. Burns International Services Corporation has in place reporting guidelines and policies designed to ensure that the statements and other information contained in this report present a fair and accurate financial picture of the Company. In fulfilling this management responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles.

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

The independent auditors conduct their audit in accordance with generally accepted auditing standards and perform such tests of transactions and balances as they deem necessary. Management considers the recommendations of its internal auditors and independent auditors concerning the Company's system of internal control and takes the necessary actions that are cost effective in the circumstances. Management believes the Company's system of internal control is adequate to accomplish the objectives set forth in the previous paragraph.

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

/s/ John A. Edwardson      /s/ Robert E. T. Lackey           /s/ Brian S. Cooper


John A. Edwardson          Robert E. T. Lackey               Brian S. Cooper
Chairman, President and    Vice President, General Counsel   Treasurer
Chief Executive Officer    and Corporate Secretary

Consolidated Statistical Review

The following table sets forth selected financial information for Burns International Services Corporation ("the Company"). The information is derived from the audited financial statements of the Company. Previously reported results have been restated to reflect the May 29, 1998 sales of the Company's electronic security unit and the Company's courier services unit. As a result, Wells Fargo Alarm Services Company and Pony Express Delivery Services are reflected in discontinued operations for all years presented. In addition, the Company's armored security services unit entered into a business combination with Loomis Armored in January 1997. The combined company, known as Loomis, Fargo & Co., is accounted for under the equity method. The armored security services unit was included in the Company's results of operations for 23 days in 1997 and full years 1996 and 1995. The selected financial data should be read in connection with the 1999 Consolidated Financial Statements and accompanying notes.

                                                                        Year Ended December 31,
                                         ---------------------------------------------------------------------------

                                              1999            1998            1997            1996           1995
                                         -------------    ------------    ------------    ------------    ----------
Statement of Operations Data
----------------------------
(millions of dollars, except per share)

Net service revenues                       $ 1,378.6        $1,323.4        $1,304.6        $1,470.1       $1,453.8

Earnings before interest and taxes              56.2            40.4            57.6            61.0           55.4

Earnings before taxes                           39.8            24.9            40.9            33.8           29.1

Provision for income taxes                      14.6             9.8            15.1            13.6           13.1

Earnings from continuing operations             25.2            15.1            25.8            20.2           16.0

Earnings from continuing operations
  per share - basic                        $    1.16        $   0.64        $   1.10        $   0.87       $   0.69

Earnings from continuing operations
  per share - diluted                      $    1.14        $   0.64        $   1.07        $   0.86       $   0.68

Average common shares outstanding -
 basic (in thousands)                         21,634          23,575          23,475          23,266         23,097

Average common shares and
equivalents outstanding - diluted
(in thousands)                                22,002          23,958          24,075          23,517         23,399

Balance Sheet Data
------------------
(at end of year)

Total assets                               $   343.7        $  431.9        $  625.9        $  728.9       $  808.6

Balance sheet debt                             137.2           126.7           338.7           437.1          479.0
Cash and cash equivalents available            (10.4)         (105.7)           (8.0)          (15.4)         (17.3)
                                           _________        ________        ________        ________       ________
Net balance sheet debt                         126.8            21.0           330.7           421.7          461.7

Accounts receivable sold, net                  115.0            82.4           102.4           110.2           88.9

Shareholders' equity                            30.7            96.9            65.0            41.2           49.7

Net assets of discontinued operations             --              --        $  327.0        $  327.5       $  369.7

Stock Prices
------------
                                         First          Second           Third          Fourth
                                      -----------    ------------     -----------     -----------
1999 Quarters
-------------
High                                    $20 11/16        $ 22            $21  1/2        $16 1/16
Low                                     $14 11/16        $ 15 3/8        $12 5/16        $ 8  1/4

1998 Quarters
-------------
High                                    $ 19 7/16        $ 24 3/4        $23 1/16        $20 1/16
Low                                     $ 15 5/16        $ 17 7/8        $13  1/4        $13 1/16

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SIGNIFICANT EVENTS
------------------

On February 3, 2000, the Company announced that James M. Froisland was appointed Vice President and Chief Financial Officer. He will be responsible for all finance and accounting functions as well as information technology and risk management. Mr. Froisland replaces the former Vice President and Chief Financial Officer, Timothy M. Wood, who announced his resignation on October 28, 1999 to pursue other interests.

On January 7, 2000, the Company announced that it had amended its senior credit facility to provide for additional borrowing capacity, and had arranged for a short-term additional credit facility in an amount up to $15 million for working capital purposes during the transition to its new accounting and invoicing system.

On October 28, 1999, the Company announced that Merrill Lynch Capital Partners, Inc., ("MLCP"), intended to distribute to its partners the remaining shares of the Company's common stock owned by the fund. The distribution was completed by year-end 1999. MLCP owned 3,217,532 shares on October 28, 1999, representing approximately 16.4% of the outstanding shares. The general partner of the fund received approximately 412,300 shares in the distribution, and has agreed, subject to certain conditions, to hold the shares until at least April 15, 2000. Other Merrill Lynch affiliates, not part of the distribution, directly own 1,843,576 shares of the Company. Of these shares, affiliates owning 788,892 shares agreed to comply with the holdback arrangement.

On October 26, 1999, the Board of Directors approved a Stockholder Rights Plan designed to enhance the Board's ability to protect the Company's shareholders. The plan was adopted to protect against unsolicited attempts to acquire control of the Company when adequate price is not offered to all shareholders or the offer is not in the best interest of the Company and its shareholders. The rights were distributed as a dividend at the rate of one right for each share of common stock, par value $0.01 per share ("Voting Common Stock"), and Series I Non-Voting Common Stock, par value $0.01 per share (together with the Voting Common Stock, the "Common Stock") held by stockholders of record at the close of business on November 8, 1999. Each right entitles the holder to purchase, upon the occurrence of certain events, one unit of a share of preferred stock for $55.00, or an aggregate 196,318 shares of preferred stock. The rights generally are exercisable only if a person or group acquires beneficial ownership of 15% or more of Burns International Services Corporation's Common Stock or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 15% or more of Burns International Services Corporation's Common Stock. Under certain circumstances, the rights are redeemable at a price of $0.01 per right. The rights will expire on November 8, 2009.

On July 2, 1999, shareholder approval was received to change the Company's corporate name to Burns International Services Corporation. The change is part of an overall strategy, announced May 4, 1999, to unify under one brand name the broad range of services offered by the Company. The brand unification should eliminate existing market confusion with Wells Fargo & Company ("Wells Fargo") and Borg-Warner Automotive, Inc. The NYSE ticker symbol remains as BOR.

On June 14, 1999, the Company repurchased 4,350,000 shares of its common stock from a group of Merrill Lynch affiliated entities (the "ML Group"). The $18.375 per share purchase price totaled approximately $80 million and represented a $0.50 per share discount to the closing market price on April 19, 1999. The shares repurchased represented approximately 43% of ML Group's stock ownership in the Company.

On June 11, 1999, the Company announced that the ML Group intended to sell up to 4,790,136 shares of their remaining interest in the Company. A preliminary prospectus was filed outlining the offering. The offering was subsequently postponed upon the Company's receipt of an unsolicited expression of a preliminary interest in a business combination from another company. On August 3, 1999, the Company announced that discussions with that party had been terminated.

On June 10, 1999, the Company repurchased $124.8 million gross principal amount of 9 5/8% senior subordinated notes due 2007 at a premium of 12.35%. Total consideration paid plus related fees were $140.9 million, including a $3.1 million consent payment. Associated with the repurchase, the Company recorded a $12.1 million extraordinary loss (net of $7.8 million tax benefit) to capture the call premium paid, cash fees paid on the transaction and the associated write-off of unamortized finance charges.

On April 28, 1999, the Mission Trust and the Company settled a lawsuit against the Company related to the Company's discontinued property and casualty insurance subsidiary, Centaur Insurance Company, which ceased writing insurance in 1984. The suit had alleged damages in excess of $100 million against the Company due to Centaur's failure to satisfy its reinsurance obligations to Mission. As part of the settlement, the Company paid the Mission Trust $4 million in the second quarter of 1999, and agreed to pay one-third of any future dividend or other distribution that may be paid to the Company after rehabilitation of Centaur.

As part of its brand unification strategy, the Company entered into an agreement on March 30, 1999 (the "Agreement") with Wells Fargo to relinquish a royalty-free license to the Wells Fargo name in the security field. In addition, Wells Fargo granted the Company a royalty-free license to use the Wells Fargo name and mark for a two-year period commencing on the date of the Agreement. Under the Agreement, Wells Fargo has reimbursed the Company for costs associated with the brand unification.


BUSINESS DESCRIPTION
--------------------

The Company is North America's premier provider of contract security personnel and related services with approximately 75,000 employees serving 14,000 customers in the United States, Canada, England, Scotland, Ireland and Colombia.


RESULTS OF OPERATIONS
---------------------

Revenues

                                                                                       1999 vs 1998          1998 vs 1997
                                                                                         Percent               Percent
(millions of dollars)           1999               1998               1997                Change                Change
---------------------------------------------------------------------------------------------------------------------------------
Core Revenues                 $1,378.6           $1,323.4           $1,289.3                4.2%                  2.6%
Armored Security
   Revenues                       --                 --                 15.3                --                    NM
---------------------------------------------------------------------------------------------------------------------------------
Total Revenues                $1,378.6           $1,323.4           $1,304.6                4.2%                  1.4%
=================================================================================================================================

Revenue grew $55.2 million in 1999 through higher sales of new business, improved client retention, higher billing rates achieved on new business and existing customer contracts and acquisitions. In 1998, core revenues grew by $34.1 million, primarily from business acquisitions and improvements in customer retention and customer billing rates. Offsetting the 1998 growth was the impact of withdrawal from certain low-margin businesses. Excluding the effect of acquisitions in 1999, 1999 revenue was approximately $1,372.2 million. Excluding the effect of acquisitions in 1998, 1998 revenue was approximately $1,310.9 million. International operations revenues for 1999 were $130.4 million compared with $121.1 million in 1998 and $116.9 million in 1997. Operations are located in Canada, England, Scotland, Ireland and Colombia.

Operating Income

Total operating income was $79.8 million in 1999, $82.7 million in 1998, and $85.3 million in 1997. The $2.9 million decline in 1999 resulted from lower profitability in the Foreign segment and Other segments group, which decreased by $4.8 million and $7.1 million, respectively. The Foreign segment suffered from poor management and cost controls in England, Scotland and Ireland operations. The Other segments group experienced contract pricing problems at Globe Aviation and loss of business at Energy/Government. These declines were partially offset by improvements of $2.9 million in the Domestic Industrial segment and $6.1 million in pension operations, risk management and other costs. The $2.6 million decline in 1998 similarly resulted from lower profitability in the Foreign segment and Other segments group that more than offset increased income in the Domestic Industrial segment. Operating margins were 5.8% in 1999, 6.3% in 1998 and 6.5% in 1997.

Costs and Expenses

Cost of services, expressed as a percentage of revenues, were 84.2%, 84.4% and 84.4% in 1999, 1998, and 1997, respectively. The 1999 improvement was due to better performance in risk management that was partially offset by labor cost increases. Gross profit margins were 15.8%, 15.6% and 15.6% over the same three year period.

Selling, general and administrative expenses (SG&A), expressed as a percentage of revenues, were 11.0%, 11.8%, and 10.3% for the years 1999, 1998, and 1997 respectively. Year-to-year comparisons are impacted by various items of a non-recurring nature that were recorded in 1999. These items include $8.8 million of income related to legal settlements and $6.7 million related to the reversals of excess legal reserves on litigation settled in the current year and excess reimbursement of brand transition costs. These income items were offset by non-recurring expenses of approximately $9.0 million related to organizational changes, planned system upgrades and installations, costs related to the modification of the Company's receivables securitization facility and establishment of a casualty risk management subsidiary. The above income items were further offset by $8.0 million of costs related to the write-down of intangible assets, provisions related to the Globe Aviation operations, restructuring actions and provisions related to the United Kingdom operations. Excluding the non-recurring items, SG&A expenses were 10.9% of 1999 revenue. Year-to-year comparisons are also impacted by a $14.4 million charge in the second quarter of 1998 to record severance and lease termination costs resulting from the reorganization of administrative operations, the adjustment of certain intangible assets to their realizable value, the adjustment of certain other asset valuation allowances, and other matters. Excluding the $14.4 million charge, SG&A expenses were 10.7% of 1998 revenue.

Depreciation expense was $5.7 million, $4.2 million, and $5.0 million for the years 1999, 1998, and 1997, respectively. The 1999 increase reflects investments in computer technology and financial systems.

Other expense, net, includes the results from the Company's share of the Loomis, Fargo joint venture. The Company recorded $1.9 million for its share of Loomis, Fargo earnings in 1999, compared with $0.1 million in 1998 and $1.1 million in 1997 (which included an after-tax gain of $2.2 million relating to the business combination that formed Loomis, Fargo). Also included in other expense, net, is excess purchase price amortization of $5.4 million, $6.5 million and $8.1 million for the years 1999, 1998, and 1997, respectively. The 1999 and 1998 decreases are principally due to the revaluation of certain intangibles in 1998.

Net Interest Expense and Finance Charges

Interest expense attributed to continuing operations was $16.4 million in 1999, $15.5 million in 1998 and $16.7 million in 1997. The 1999 increase of $0.9 million reflects higher average debt levels and rising interest rates, particularly toward year-end. During the fourth quarter, borrowings increased to finance a sharp increase in receivables that resulted from delays in customer invoicing and collections, and from delays in the sale of receivables, due to the implementation of new financial and invoicing systems and software. The $1.2 million decrease in 1998 is principally due to lower average debt levels after the sale of Wells Fargo Alarm.

Earnings from Discontinued Operations

Refer to Note 4 for a detailed explanation.

Extraordinary Item

On June 10, 1999, the Company repurchased $124.8 million gross principal amount of 9 5/8% senior subordinated notes due 2007 at a premium of 12.35%. Total consideration paid plus related fees was $140.9 million, including a $3.1 million consent payment. Associated with the repurchase, the Company recorded a $12.1 million extraordinary loss (net of a $7.8 million tax benefit) to capture the call premium paid, cash fees paid on the transaction and the associated write-off of unamortized finance charges.

The Company recorded a $6.3 million extraordinary charge (net of a $4.1 million tax benefit) in the second quarter of 1998 that resulted from early redemption of $150 million principal amount of 9 1/8% senior subordinated notes due 2003 and the write-off of certain deferred financing fees.

Cash Flow

Cash and cash equivalents decreased $95.3 million and net debt increased $105.8 million in 1999, primarily as a result of the Company's second-quarter stock repurchase and 9 5/8% senior subordinated debt buyback.

Operating activities resulted in a net cash outflow of $28.8 million in 1999. Working capital needs increased $74.2 million due primarily to a sharp increase in receivables levels and an expected recovery of income taxes paid in prior periods. The receivables increase resulted from delays in customer invoicing and collections, and from delays in receivable sales, due to the implementation of new financial and invoicing systems and software. Discontinued operations required a net $1.8 million, as retained liability payments were partially offset by funds from a legal settlement.

Investing activities absorbed $13.6 million in 1999. Capital expenditures totaling $11.0 million exceeded normal operating requirements primarily as a result of investments in information systems and technology.

The Company used $52.9 million for financing activities during 1999. Approximately $223 million was expended to repurchase 4.4 million shares of the Company's stock and buy back $124.8 million face value of the Company's 9 5/8% senior subordinated notes. Cash balances remaining from the 1998 sale of Wells Fargo Alarm and borrowings under the senior credit facility financed the transactions.

In 1998, cash and cash equivalents increased $97.7 million and net debt decreased $309.7 million. The increased cash and related debt reduction reflects proceeds from the Wells Fargo Alarm sale and the offsetting retirement of the Company's 9 1/8% senior subordinated notes due 2003.

Liquidity

The Company's liquidity is provided by its operations and financial resources, including the facility for sale of receivables. Net funding, which includes accounts receivable sold through this facility, was as follows:


                                              December 31,   December 31,
(millions of dollars)                             1999           1998
                                              ------------   ------------
Short-term borrowings                         $    3.6       $   2.3
Long-term debt                                   133.6         124.4
Securitized accounts receivables sold            115.0          82.4

Less: Cash and cash equivalents                  (10.4)       (105.7)
                                              --------       -------
Total net funding                             $  241.8       $ 103.4
                                              ========       =======

The Company's net funding requirements increased $138.4 million from its December 31, 1998 level. Available cash and cash equivalents and increased funding provided under the Company's accounts receivable and revolving credit facilities were used primarily to fund the Company's second-quarter 1999 stock repurchase and 9 5/8% senior subordinated notes buyback, as well as to fund increases in total accounts receivable.


The Company has access to a number of financing sources, including a $120 million revolving accounts receivable securitization facility and a $225 million senior credit facility. As of December 31, 1999, the Company had sold $115.0 million of securitized accounts receivable and had borrowed $133.4 million under the senior credit facility. At December 31, 1999, $0.2 million of 9 5/8% senior subordinated notes remained outstanding.

The Company's senior credit facility, which carries a $225 million maximum commitment from a group of financial institutions, provides for revolving borrowings and bank letters of credit. Up to $125 million of the facility is available for letters of credit. Borrowing availability under the facility commitment is reduced by the total dollar amount of letters of credit issued and outstanding under the facility, which totaled $47.1 million and $93.2 million at December 31, 1999 and 1998, respectively. The entire bank facility is available through March 31, 2002. The Company established an additional $12.5 million letter of credit in the fourth quarter of 1999 that was issued outside of the senior credit facility and does not utilize the facility's borrowing capacity.

On January 7, 2000, the Company announced it had amended its credit facility to allow potential additional borrowing, and had arranged for a short-term additional credit facility in an amount up to $15 million for potential working capital requirements during the transition to new financial and invoicing systems and software. The additional credit facility was not utilized and was cancelled by the Company on February 14, 2000.

The Company has experienced delays in customer invoicing and collection of receivables during implementation of its new financial and invoicing software. As a result, the Company is arranging an amendment to certain financial covenants in its senior credit facility that may be required to maintain continued borrowing capacity. The Company believes that its invoicing timelines and receivables levels will return to normal in the second quarter of 2000.

Following the 1999 repurchase of the 9 5/8% senior subordinated notes, substantially all of the Company's funding carries variable rates of interest. To diversify the inherent interest rate exposure, the Company entered into two interest rate swap agreements in 1999. See Disclosures about Market Risk for more information.

The Company believes that cash flow from operations, together with existing cash and borrowing capacity, is adequate to meet its capital needs.

DISCLOSURES ABOUT MARKET RISK
-----------------------------

Interest Rate Risk

The Company has limited financial markets risk exposures that are primarily related to changes in interest rates. The Company's policy is to balance its interest rate exposure, which it may manage with interest rate swap agreements that hedge outstanding borrowings. Following the repurchase of the Company's fixed-rate senior subordinated notes in June 1999, substantially all of the Company's funding carries variable rates of interest. As of December 31, 1999, approximately $133 million was financed through the senior credit facility, which carries interest rates based on LIBOR and the prime rate. Approximately $115 million was funded from the accounts receivable securitization facility, which is discounted at rates based on short-term commercial paper.

Under current and expected market conditions, the Company believes near-term interest rate movements will not have a material negative impact on its results of operations. To reduce exposure to market interest rate volatility, the Company entered into two interest rate swap agreements effective June 15, 1999. The agreements protect the Company from rising market interest rates by effectively fixing payment rates on a total of $75.0 million of its net funding. In both swap agreements, the Company receives variable rate payments based on 3-month LIBOR and pays fixed rate payments based on the terms of each swap. The differential paid or received on the swap agreements is recognized as an adjustment to interest expense in the period earned or incurred. Both swaps call for settlement payments on a quarterly basis. The contract terms are as follows:


                                    Swap I                       Swap II
--------------------------------------------------------------------------------
Termination date                     June 15, 2000                June 15, 2001
Notional amount                     US $25,000,000               US $50,000,000
Fixed payment rate                           5.638%                       6.015%
Floating rate                        3-Month LIBOR                3-Month LIBOR

The Company does not use derivative instruments for speculative purposes.

Foreign Currency Risk
Currently, the Company does not use foreign currency forward contracts and believes it does not have material foreign currency exposures.

Labor Market Risk

The Company's business is labor intensive and is exposed to the availability of qualified personnel and the cost of labor. United States labor market contractions caused by high economic growth or other factors may increase the Company's direct costs through higher wages and increased amounts of unbilled overtime. To help manage labor market fluctuations, the Company's customer agreements typically allow for billing rate adjustments based on law changes, rulings or collective bargaining agreements that increase the Company's wage rates. However, competitive pricing conditions in the industry may constrain the Company's ability to increase its billing rates to cover such increased costs.

YEAR 2000
---------

General
Since the inception of computers, software applications were programmed to identify a year as a two-digit data field. Certain computer applications and software recognize the year 2000 as two zeros (00) or 1900. This incorrect date recognition could cause systems and software malfunctions that could have a material effect on business operations.

Company's Approach
The Company performed a review of all its software and computer applications for the Year 2000 entry. Both "IT systems" and "non-IT systems" were reviewed. IT systems refer to all pre-packaged and internally developed software applications and programs.

The Company's approach to system date remediation was conducted in phases. First, all relevant IT systems and non-IT systems were assessed as to functionality and to determine Year 2000 impact. Second, for those systems and software found to be non-compliant or in need of upgrading, corrective steps were taken, such as the reprogramming or purchasing of replacement system software. Finally, systems and software modifications were tested and then implemented at all necessary levels.

Each of the Company's crucial systems was either remediated, upgraded or replaced with compliant purchased software. All upgrades, remediations and installations were completed by year-end.

No single customer or third party vendor of the Company could likely generate a material adverse impact on Company operations. Critical third party vendors were queried by the Company and responded with no warnings or indications of non-compliance.

As a direct result of the Company's Year 2000 preparation, the date change from 1999 to 2000 had no material impact on the Company's IT systems and non-IT systems. No system or software failure related to Year 2000 issues was noted within the Company and no material problems were encountered with third-party vendor systems. The Company also expects no future business interruption due to the Year 2000 issue. However, the Company did experience some difficulties which were unrelated to the Year 2000 in the implementation of its new financial and invoicing systems and software. The impact of such implementation difficulties is discussed above under the Net Interest Expense and Finance Charges and Cash Flow sections.


Cost of Compliance
To date, the Company has spent approximately $1.1 million for its Year 2000 preparation, which includes computer consultant costs. Independent of the Year 2000 issue, the Company has had in process both upgrading and replacement of certain systems and obsolete hardware to enhance their functionality.

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

                    Burns International Services Corporation
         Consolidated Statement of Operations and Comprehensive Income

                                                                             Year Ended December 31,
                                                               ---------------------------------------------------
(millions of dollars, except per share)                             1999               1998               1997
                                                               -------------      -------------      -------------

Net service revenues                                                $1,378.6           $1,323.4           $1,304.6

Cost of services                                                     1,161.3            1,116.7            1,100.7
Selling, general and administrative expenses                           151.9              155.7              134.3
Depreciation                                                             5.7                4.2                5.0
Other expense, net                                                       3.5                6.4                7.0
Interest expense and finance charges                                    16.4               15.5               16.7
                                                               -------------      -------------      -------------
   Earnings before income taxes                                         39.8               24.9               40.9
Provision for income taxes-Note 13                                      14.6                9.8               15.1
                                                               -------------      -------------      -------------
   Earnings from continuing operations                                  25.2               15.1               25.8
Gain (loss) from discontinued operations, net of income
 taxes-Note 4                                                             --               20.3               (6.8)
                                                               -------------      -------------      -------------
   Earnings before extraordinary item                                   25.2               35.4               19.0
Extraordinary item:
   Loss from early extinguishment of debt, net of $7.8 tax
    benefit in 1999 and $4.1 million tax benefit in 1998               (12.1)              (6.3)                --
                                                               -------------      -------------      -------------
   Net earnings                                                $        13.1      $        29.1      $        19.0
                                                               =============      =============      =============
Earnings (loss) per common share - basic:
   Continuing operations                                       $        1.16      $        0.64      $        1.10
   Discontinued operations                                                --               0.87              (0.29)
   Extraordinary item                                                  (0.56)             (0.27)                --
                                                               -------------      -------------      -------------
Net earnings per share                                         $        0.60      $        1.24      $        0.81
                                                               =============      =============      =============
Earnings (loss) per common share - diluted:
   Continuing operations                                       $        1.14      $       0.64       $        1.07
   Discontinued operations                                                --               0.83              (0.28)
   Extraordinary item                                                  (0.55)             (0.26)                --
                                                               -------------      -------------      -------------
Net earnings per share                                         $        0.59      $        1.21      $        0.79
                                                               =============      =============      =============
Comprehensive income
    Net earnings                                               $        13.1      $        29.1      $        19.0

    Other comprehensive income (loss):
        Currency translation adjustment, net of tax ($0.1
        expense in  1999, $1.0 benefit in 1998, $0.3
        benefit in 1997)                                                 0.2               (1.5)              (0.5)
        Minimum pension liability adjustment, net of tax ($1.0
        expense in 1997)                                                  --                 --                2.1
                                                               -------------      -------------      -------------
Comprehensive income                                           $        13.3      $        27.6      $        20.6
                                                               =============      =============      =============

         (See accompanying notes to consolidated financial statements)

                                      Burns International Services Corporation
                                      Consolidated Balance Sheet

                                                                              December 31,
                                                                     -----------------------------
(millions of dollars, except share data)                                 1999             1998
                                                                     ------------     ------------
ASSETS
------
Cash and cash equivalents                                            $       10.4     $      105.7
Receivables, net                                                             59.9             55.9
Income tax receivable                                                        32.1               --
Other current assets                                                         71.9             68.9
                                                                     ------------     ------------
 Total current assets                                                       174.3            230.5

Property, plant and equipment
 Land and buildings                                                          13.9             18.5
 Equipment                                                                   29.4             25.2
                                                                     ------------     ------------
                                                                             43.3             43.7
Less accumulated depreciation                                                19.7             25.6
                                                                     ------------     ------------
 Net property, plant and equipment                                           23.6             18.1
Net excess purchase price over net assets acquired                          107.1            111.1
Deferred tax asset, net                                                       5.7             42.4
Other assets                                                                 33.0             29.8
                                                                     ------------     ------------
 Total other assets                                                         145.8            183.3
                                                                     ------------     ------------
Total assets                                                         $      343.7     $      431.9
                                                                     ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Overdraft facility                                                   $        3.6     $        2.3
Accounts payable and accrued expenses                                       125.1            130.5
                                                                     ------------     ------------
 Total current liabilities                                                  128.7            132.8
Long-term debt                                                              133.6            124.4
Other long-term liabilities                                                  50.7             77.8

Capital stock:
 Common stock, issued 24,096,849 shares in
   1999 and 23,879,092 shares in 1998                                         0.2              0.2
 Series I non-voting common stock, issued
   2,720,000 shares in 1999 and 1998                                            -                -
Capital in excess of par value                                               37.6             35.2
Retained earnings                                                            83.9             70.8
Accumulated other comprehensive income:
    Currency translation adjustment                                          (1.3)            (1.5)
                                                                     ------------     ------------
                                                                            120.4            104.7
Treasury common stock, at cost, 7,148,207 shares
 in 1999 and 2,768,339 shares in 1998                                       (89.7)            (7.8)

 Total shareholders' equity                                                  30.7             96.9
                                                                     ------------     ------------
Total liabilities and shareholders' equity                           $      343.7     $      431.9
                                                                     ============     ============

         (See accompanying notes to consolidated financial statements)

                   Burns International Services Corporation
                     Consolidated Statement of Cash Flows

                                                                             Year ended December 31,
                                                                  -----------------------------------------------
(millions of dollars)                                                 1999             1998              1997
                                                                  -----------      ------------      ------------
OPERATING:
Continuing operations:
Earnings from continuing operations                               $     25.2       $       15.1      $       25.8
Adjustments to reconcile net earnings to net cash
 provided by continuing operations:
 Non-cash charges to earnings:
   Depreciation and amortization                                         11.1              10.7              13.1
   Provision for losses on receivables                                    5.4               5.1               3.1
   Deferred income taxes                                                 36.7              (5.5)              7.7
   Adjustment to excess purchase price                                    1.1               5.5                --
   Other, net                                                            (0.1)              0.8                --
 Changes in assets and liabilities:
   Increase in receivables                                              (52.2)            (16.9)            (17.0)
   (Increase) decrease in other current assets                          (31.5)              3.3               6.5
   Increase (decrease) in accounts payable and accrued expenses           9.5              42.6             (23.1)
   Net change in other long-term assets and liabilities                 (32.2)            (30.0)             (0.9)
 Gain on sale of assets of armored services unit                           --                --              (2.2)
                                                                  -----------      ------------      ------------
 Net cash (used in) provided by continuing operations                   (27.0)             30.7              13.0

Discontinued operations:
 Net loss, excluding gain on Wells Fargo Alarm sale                        --             (22.2)             (6.8)
     Other cash related to discontinued operations                       (1.8)            (17.5)             (0.3)
                                                                  -----------      ------------      ------------
 Net cash used in discontinued operations                                (1.8)            (39.7)             (7.1)
                                                                  -----------      ------------      ------------
 Net cash (used in) provided by operating activities                    (28.8)             (9.0)              5.9

INVESTING:
Capital expenditures                                                    (11.0)             (6.9)             (4.3)
Proceeds from sale of subsidiaries, net of tax paid ($58.5
 million in 1998)                                                          --             362.9              92.9
Proceeds from assets sales                                                0.7               6.7                --
Net cash paid for acquisitions                                           (3.3)            (11.5)               --
Other, net                                                                 --               0.2               0.1
                                                                  -----------      ------------      ------------
 Net cash (used in) provided by investing activities                    (13.6)            351.4              88.7

FINANCING:
Increase (decrease) in overdraft facility and notes payable               1.3               1.1              (1.5)
Increase (decrease) in debt outstanding under senior credit
 facility                                                               133.4             (63.9)            (22.9)
Increase (decrease) in receivables sold                                  32.6             (20.0)             (7.8)
Issuance of long-term debt                                                 --                --             125.0
Retirement of long-term debt                                           (124.2)           (150.0)           (197.8)
Treasury shares (acquired) sold                                         (81.9)             (0.1)              1.1
Repurchase of old BW Corporation shares                                    --              (7.9)               --
Premium on extinguishment of debt                                       (16.7)             (6.8)               --
Other, net                                                                2.6               2.9               1.9
                                                                  -----------      ------------      ------------
 Net cash used in financing activities                                  (52.9)           (244.7)           (102.0)

Net (decrease) increase in cash and cash equivalents                    (95.3)             97.7              (7.4)
Cash and cash equivalents at beginning of year                          105.7               8.0              15.4
                                                                  -----------      ------------      ------------
Cash and cash equivalents at end of year                          $      10.4      $      105.7      $        8.0
                                                                  ===========      ============      ============

Supplemental cash flow information:
 Interest paid                                                    $      19.2      $       34.6      $       40.8
 Income taxes paid                                                        3.0              60.4               9.4

         (See accompanying notes to consolidated financial statements)

                   Burns International Services Corporation
                Consolidated Statement of Shareholders' Equity

                                                                           Year Ended December 31,
                                            --------------------------------------------------------------------------------------
                                                      1999                          1998                           1997
                                            -------------------------    --------------------------    ---------------------------
  (millions of dollars, except share data)     Shares        Amount         Shares         Amount          Shares         Amount
                                            ------------   ----------    ------------    ----------    ------------    -----------
Common Stock Issued

Beginning balance                             26,599,092   $      0.2      26,082,806    $      0.2      25,166,100    $       0.2

Shares issued under stock option and
   related plans                                 217,757           --         266,686            --          16,706             --

Conversion of Series I non-voting shares
   to common shares                                   --           --         249,600            --         900,000             --
                                            ------------   ----------    ------------    ----------    ------------    -----------
Balance at December 31                        26,816,849          0.2      26,599,092           0.2      26,082,806            0.2
                                            ------------   ----------    ------------    ----------    ------------    -----------

Capital in Excess of Par Value

Beginning balance                                                35.2                          30.8                           29.0

Shares issued under stock option and
   related plans                                                  2.2                           3.2                            1.0

Tax benefit from trust  distribution and
   exercise of stock options                                      0.2                           1.2                            0.8
                                                           ----------                    ----------                    -----------
Balance at December 31                                           37.6                          35.2                           30.8
                                                           ----------                    ----------                    -----------

Retained Earnings

Beginning balance                                                70.8                          41.7                           20.6

Net earnings                                                     13.1                          29.1                           19.0

Adjustment for deferred pension
  experience loss                                                  --                            --                            2.1
                                                           ----------                    ----------                    -----------
Balance at December 31                                           83.9                          70.8                           41.7
                                                           ----------                    ----------                    -----------

Notes Receivable-Management Stock Purchase

Beginning balance                                                  --                            --                           (0.3)

Net activity                                                       --                            --                            0.3
                                                           ----------                    ----------                    -----------
Balance at December 31                                             --                            --                             --
                                                           ----------                    ----------                    -----------

Accumulated Other Comprehensive Income-
Currency Translation Adjustment

Beginning balance                                                (1.5)                           --                            0.5

Current year adjustment                                           0.2                          (1.5)                          (0.5)
                                                           ----------                    ----------                    -----------
Balance at December 31                                           (1.3)                         (1.5)                            --
                                                           ----------                    ----------                    -----------

Treasury Stock

Beginning balance                              2,768,339         (7.8)      2,506,400          (7.7)      1,862,311           (8.8)

Shares issued under stock
 option and related plans                        (14,950)         0.2              --            --        (255,911)           1.1

Shares acquired                                4,394,818        (82.1)         12,339          (0.1)             --             --

Conversion of Series I non-voting
  shares to common shares                             --                      249,600                       900,000
                                            ------------   ----------    ------------    ----------    ------------    -----------
Balance at December 31                         7,148,207        (89.7)      2,768,339          (7.8)      2,506,400           (7.7)
                                            ============   ==========    ============    ==========    ============    ===========

Total shareholders' equity                                 $     30.7                    $     96.9                    $      65.0
                                                           ==========                    ==========                    ===========


         (See accompanying notes to consolidated financial statements)

Note 1-Summary of Significant Accounting Policies

The following paragraphs briefly describe significant accounting policies. Certain amounts in the Consolidated Financial Statements have been reclassified to conform to the 1999 presentation.

Principles of Consolidation

The consolidated financial statements include all significant subsidiaries. Due to the May 29, 1998 sales of the electronic security and courier services units, the assets, liabilities, results of operations and cash flows of such units have been segregated and reported as discontinued operations for all periods
presented.  Previously reported results have been restated (see Note 4).   The
Company's 49% investment in Loomis, Fargo is accounted for under the equity method (see Note 3).

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates. Specifically, the allowance for doubtful accounts is a reasonable estimate based on historic trends and information currently available to management.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and short-term investments in money market funds.

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

  Buildings and improvements           40 years
  Equipment                        3 to 5 years
  Capitalized software                  5 years

Amortization of Excess Purchase Price Over Net Assets Acquired

The excess of purchase price over net assets acquired is amortized on a straight-line basis over 5 to 40 years, with the majority being amortized over 35 to 40 years. The Company periodically reviews its operations to determine whether there has been a diminution in value of its excess purchase price over net assets acquired. As a result of such review, based on anticipated future cash flows, the Company adjusted the carrying value of such excess purchase price related to certain security services acquisitions by $1.1 million in 1999 and $5.5 million in 1998. The charges are included in selling, general and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income.

Derivative Financial Instruments

The Company periodically uses off-balance-sheet interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense in the period incurred or earned. Two interest rate swap agreements were outstanding as of December 31, 1999. None were outstanding at December 31, 1998.

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

Stock Options

The Company uses the intrinsic value method of accounting for stock-based compensation expense under APB 25. The impact of using the fair value method is included in the notes to the financial statements (see Note 10).

Income Taxes

Income taxes are determined using the liability method, under which deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the currently enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized (see Note 13).

Earnings Per Common Share (EPS)

Earnings per share is presented on a basic and a fully diluted basis in the financial statements. Basic EPS is based on average outstanding common shares. Diluted EPS is based on average outstanding common shares and common share equivalents. Common share equivalents recognize the dilutive effects of common shares which may be issued in the future upon exercise of certain stock options (see Note 15).

Comprehensive Income

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. For the Company, comprehensive income consists of net income, foreign currency translation adjustments and adjustments from any minimum pension liability.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 will require the Company, to the extent it makes use of derivative financial instruments, to record them on the balance sheet at fair value. Changes of the fair value of derivatives will be recognized to earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133," which postponed the effective date of SFAS 133 until calendar year 2001. The Company has not yet determined the impact SFAS 133 will have upon its financial position or results of operations.

Note 2-Balance Sheet Information

Detailed balance sheet data are as follows:

                                                        December 31,
                                             -------------------------------
(millions of dollars)                            1999                1998
                                             ------------         ----------
Receivables
  Customers                                  $      67.8         $      53.5
  Other                                              0.1                 9.4
                                             -----------         -----------
                                                    67.9                62.9
  Less allowance for losses                          8.0                 7.0
                                             -----------         -----------
Net receivables                              $      59.9         $      55.9
                                             ===========         ===========

Other current assets
  Retained interest in receivables           $      51.9         $      15.7
  Restricted interest-bearing cash deposits          5.0                37.6
  Other                                             15.0                15.6
                                             -----------         -----------
Total other current assets                   $      71.9         $      68.9
                                             ===========         ===========

Other assets
  Investment in joint venture                $       9.0         $       7.1
  Deferred pension asset                            20.2                15.8
  Other                                              3.8                 6.9
                                             -----------         -----------
Total other assets                           $      33.0         $      29.8
                                             ===========         ===========

Accounts payable and accrued expenses
  Trade payables                             $      19.6         $      21.8
  Payroll and related                               39.0                36.4
  Casualty insurance                                35.5                31.0
  Other                                             31.0                41.3
                                             -----------         -----------
Total accounts payable and accrued expenses  $     125.1         $     130.5
                                             ===========         ===========

The Company has an agreement to sell a revolving pool of trade accounts receivable to a special purpose subsidiary of the Company. Under the facility the subsidiary can sell up to a $120 million undivided interest in such accounts receivable. At December 31, 1999, the subsidiary had purchased $171.9 million of the Company's accounts receivable and sold a $120.0 million undivided interest in such receivables. At December 31, 1998, the subsidiary had purchased $135.7 million of the Company's accounts receivable and had sold an undivided interest therein equal to $120.0 million. The subsidiary's unsold interest in such receivables is considered an interest in a security and is included in "Other current assets." The fair value of the retained interest approximates its carrying value due to the short-term nature of the receivables. Also included in "Other current assets" is $5.0 million and $37.6 million at December 31, 1999 and 1998, respectively, representing interest-bearing cash deposits held in trust under the terms of the agreement. The deposits represent proceeds of collections held back based on the amount of eligible receivables in the pool. The Company's retained interests in the receivables and cash deposits are generally restricted.

Selling, general and administrative expenses include provisions for losses on receivables of $5.4 million, $5.1 million and $3.1 million in 1999, 1998 and 1997, respectively.

Accumulated amortization related to excess purchase price over net assets acquired amounted to $17.9 million and $53.7 million at December 31, 1999 and 1998, respectively.

Trade payables include checks outstanding in excess of bank deposits in the Company's central disbursement accounts, since arrangements with the banks generally do not call for reimbursement until checks are presented for payment. Such amounts were $19.1 million and $21.1 million at December 31, 1999 and 1998, respectively.

The non-current portion of the casualty insurance liability, included in other long-term liabilities, was $32.4 million and $47.9 million at December 31, 1999 and 1998, respectively. The total discounted insurance accrual, including the portion reflected in accounts payable and accrued liabilities after allowing for discounting of future liabilities, was $67.9 million and $78.9 million at December 31, 1999 and 1998, respectively. The estimated aggregate undiscounted insurance liability was $76.4 million and $85.2 million at December 31, 1999 and 1998, respectively. The discount rate used to value the future obligation was 6.3% and 4.5% at December 31, 1999 and 1998, respectively.

Note 3-Investment in Affiliates

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

The business combination impacts the comparison of the Company's 1999 and 1998 results to prior periods because the armored services unit was included in the Company's results of consolidated operations for 23 days in 1997. Armored security revenues were $15.3 million and operating profit was $0.9 million in 1997.

The Company accounts for its interest in Loomis, Fargo as an equity investment. The Company recorded net income related to Loomis, Fargo of $1.9 million in 1999, $0.1 million in 1998, and $1.1 million in 1997, including a $2.2 million gain recognized in the combination. The Company does not guarantee the indebtedness of Loomis, Fargo nor is it required to fund Loomis, Fargo's future operations.

Note 4-Discontinued Operations

On May 29, 1998, the Company sold its electronic security services unit to ADT Security Services, a subsidiary of Tyco International, Ltd., for approximately $425 million plus the assumption of approximately $6 million of debt by the buyer. The Company recorded a net after-tax gain of $42.5 million in the second quarter of 1998.

On May 29, 1998, the Company sold its courier services unit. In the first quarter of 1998, the Company recorded a $15.9 million after-tax charge (net of $11.0 million tax benefit) to reduce its investment in this unit, to provide for costs associated with its disposition, and for anticipated further losses prior to sale. No gain or loss was recorded as a result of completing the sale. Courier services had been carried as a discontinued operation since September 1996, when the Company reduced the assets to realizable value and provided for anticipated future operating losses.

The assets, liabilities, results of operations and cash flows have been segregated and reported as discontinued operations for all periods presented. Previously reported discontinued operations have been restated to reflect the discontinued presentation of both units.


                                                              Year ended December 31,
-------------------------------------------------------------------------------------
(millions of dollars, except per share)                           1998          1997
-------------------------------------------------------------------------------------
Net service revenues :

    Electronic security services unit                            $ 81.2        $243.4

    Courier services unit                                          56.0         142.2
-------------------------------------------------------------------------------------

Total net service revenue                                        $137.2        $385.6
-------------------------------------------------------------------------------------


Net income (loss) from discontinued operations:

Electronic security services loss from operations before         $(10.3)       $(10.8)
 income taxes

Income tax benefit                                                  4.0           4.0
-------------------------------------------------------------------------------------

Loss from operations                                               (6.3)         (6.8)

Adjustment of courier assets to realizable value and
provision for future losses (net of $11.0 million tax             (15.9)           --
benefit in 1998)

Gain on sale of electronic security services unit (net of
$59.8 million tax expense)                                         42.5            --
-------------------------------------------------------------------------------------
Net income (loss) from discontinued operations                   $ 20.3        $ (6.8)
-------------------------------------------------------------------------------------

Discontinued operations income (loss) per common share
 (fully diluted):

    Loss from operations                                         $(0.27)       $(0.28)

   Gain on sale and net asset adjustment                           1.10            --
-------------------------------------------------------------------------------------
Income (loss) per common share                                   $ 0.83        $(0.28)
-------------------------------------------------------------------------------------

Note 5-Overdraft Facility and Long-Term Debt

The following is a summary of all borrowings of the Company and its consolidated subsidiaries:

                                                    December 31, 1999                      December 31, 1998
                                              -----------------------------          -----------------------------

(millions of dollars)                          Current           Long-Term            Current           Long-Term
                                              ---------         -----------          ---------         -----------

9-5/8% senior subordinated notes due 2007       $---               $  0.2               $---              $124.4

Senior credit facility (at an average rate
of 7.7% in 1999)                                 ---                133.4                ---                 ---

Overdraft facilities (at an average rate
of 6.9% in 1999 and 8.8% in 1998)                3.6                  ---                2.3                 ---
                                              ---------         -----------          ---------         -----------

Total overdraft facility and long-term debt      $3.6             $133.6                $2.3              $124.4
                                              =========         ===========          =========         ===========

Included in long-term debt at December 31, 1999 and 1998 were obligations of $0.2 million and $124.4 million, respectively, with fixed interest rates. At December 31, 1999 there was $133.4 million of long-term debt with variable interest rates (generally based on LIBOR or bank prime rates).

In 1999, the Company tendered for early redemption of $124.8 million gross principal amount of its 9 5/8% senior subordinated notes. The Company recorded a $12.1 million extraordinary charge (net of a $7.8 million tax benefit) in the second quarter of 1999 associated with the costs of early redemption and the write-off of certain deferred financing fees. Prior to the tender, the Company amended its existing senior credit facility to provide flexibility for a subsequent repurchase of common stock.

In 1998, the Company called the entire $150 million gross principal amount of its 9 1/8% senior subordinated notes for early redemption. The Company recorded a $6.3 million extraordinary charge (net of a $4.1 million tax benefit) in the second quarter of 1998 associated with its early redemption and the write-off of certain deferred financing fees.

The Company's senior credit facility, which carries a $225 million maximum commitment from a group of financial institutions, provides for revolving borrowings and bank letters of credit. Up to $125 million of the facility is available for letters of credit. Borrowing availability under the facility commitment is reduced by the total dollar amount of letters of credit issued and outstanding under the facility, which totaled $47.1 million and $93.2 million at December 31, 1999 and 1998, respectively. The entire facility is available through March 31, 2002. The Company established an additional $12.5 million letter of credit in the fourth quarter of 1999 that was issued outside of the senior credit facility and does not utilize the facility's borrowing capacity.

On January 7, 2000, the Company announced it had amended its credit facility to allow potential additional borrowing, and had arranged for a short-term additional credit facility in an amount up to $15 million for potential working capital requirements during the transition to new financial and invoicing systems and software. The additional credit facility was not utilized and was cancelled by the Company on February 14, 2000.

The Company has experienced delays in customer invoicing and collection of receivables during implementation of its new financial and invoicing software. As a result, the Company is arranging an amendment to certain financial covenants in its senior credit facility that may be required to maintain continued borrowing capacity. The Company believes that its invoicing timelines and receivables levels will return to normal in the second quarter of 2000.

The credit facilities contain numerous financial and operating covenants including, among others, covenants requiring the Company to maintain certain financial ratios and restricting its ability to incur additional indebtedness, to create or permit to exist certain liens, to pay dividends, or to make certain other restricted payments. To secure its obligations under these facilities, the Company has pledged the stock of certain of its subsidiaries.

Note 6-Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

Cash and cash equivalents, receivables, notes payable and accounts payable The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt

The fair values of the Company's long-term debt are estimated based on quoted market prices of the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and fair values of long-term debt at December 31, 1999 and 1998 were as follows:

                                                     December 31,
                                               ------------------------
               (millions of dollars)             1999            1998
                                               --------        --------
               Carrying amount                   $133.6          $124.4
               Fair value                         133.6           134.0


Interest rate swaps
There were two interest rate swap agreements outstanding at December 31, 1999, in the amounts of $50.0 million maturing June 15, 2001 with a fixed rate of 6.015% and $25.0 million maturing June 15, 2000 with a fixed rate of 5.6375%.
In both swap agreements, the Company receives variable rate payments based on 3-month LIBOR and pays fixed rate payments based on the terms of each swap. Both swaps call for settlement on a quarterly basis. The aggregate fair value of the two swap agreements is estimated at a $0.4 million asset.

Letters of credit
The Company utilizes third-party letters of credit to guarantee certain casualty insurance activities. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. The contract value and fair value of the letters of credit were $59.6 million at December 31, 1999 and $93.2 million at December 31, 1998. Letters of credit of $12.5 million outstanding at December 31, 1999 are issued outside of the Company's senior credit facility, and do not utilize the facility's borrowing capacity. To assure the ability of counter-parties to perform, these letters of credit are only executed with major financial institutions.

Note 7-Commitments

The Company is committed to pay rents on non-cancelable operating leases with terms exceeding one year. Future rental commitments are summarized at December 31, 1999 as follows:

               Fiscal year                (millions of dollars)
               -----------                ---------------------
               2000                                $11.2
               2001                                  8.1
               2002                                  5.2
               2003                                  2.8
               2004                                  1.7
               2005 and after                        4.6
                                          ---------------------
                Total                              $33.6
                                          =====================

Total rental expense amounted to $15.7 million, $14.3 million and $12.3 million in 1999, 1998 and 1997, respectively.

Note 8-Contingent Liabilities

On April 28, 1999, the Mission Trust and the Company settled a lawsuit against the Company related to the Company's discontinued property and casualty insurance subsidiary, Centaur Insurance Company, which ceased writing insurance in 1984. The suit had alleged damages in excess of $100 million against the Company due to Centaur's failure to satisfy its reinsurance obligations to Mission. As part of the settlement, the Company paid the Mission Trust $4 million in the second quarter of 1999, and agreed to pay one-third of any future dividend or other distribution that may be paid to the Company after rehabilitation of Centaur.

The Company and certain of its current and former subsidiaries have been identified by the U.S. Environmental Protection Agency and certain state environmental agencies as potentially responsible parties ("PRPs") at several hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund") and equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. The Company believes that none of these matters individually or in the aggregate will have a material adverse effect on its financial position or future operating results, generally either because the maximum potential liability at a site is not large or because liability will be shared with other PRPs, although no assurance can be given with respect to the ultimate outcome of any such liability. Based on its estimate of allocations of liability among PRPs, the probability that other PRPs, many of whom are large, solvent public companies, will fully pay the costs allocated to them, currently available information concerning the scope of contamination at such sites, estimated remediation costs at such sites, indemnification obligations in favor of the Company from the current owners of certain sold or discontinued operations, estimated legal fees and other factors, the Company has made provisions for indicated environmental liabilities in the aggregate amount of approximately $2 million. Additionally, the Company will be indemnified by its former subsidiary, BorgWarner Inc., against certain future costs relating to environmental liabilities associated with certain former automotive operations.

In November and December, 1998, Loomis, Fargo & Company ("Loomis, Fargo") made various claims against the Company for indemnification, under the Contribution Agreement dated November 28, 1996 under which Loomis, Fargo was formed, for certain cargo losses and environmental losses. The Company and Loomis, Fargo resolved all such matters in 1999 without a material adverse effect on the Company.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

Note 9-Retirement Benefits

The Company provides various defined benefit and contribution plans as well as other post-retirement benefit plans to employees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of plans.

                                                           -------------------------------         --------------------------------
                                                                  Pension Benefits                  Other Post-retirement Benefits
                                                           -------------------------------         --------------------------------
     (millions of dollars)                                    1999                  1998                  1999              1998
     Change in benefit obligation
     Benefit obligation at January 1                          $108.6               $106.6               $ 11.2            $ 10.8
     Service cost                                                0.6                  1.4                   --                --
     Interest cost                                               7.1                  7.5                  0.3               0.3
     Actuarial (gain) loss                                      (8.6)                 3.3                  2.9               1.2
     Curtailment gain                                             --                 (0.9)                  --                --
     Benefits paid from plan assets                             (8.6)                (9.3)                (1.1)             (1.1)
                                                           -------------------------------         --------------------------------
     Benefit obligation at December 31                        $ 99.1               $108.6               $ 13.3            $ 11.2
                                                           ===============================         ================================

     Change in plan assets
     Fair value of plan assets at January 1                   $139.4               $124.4
     Actual return on plan assets                               13.5                 24.3
     Company contributions                                       0.1                   --
     Benefits paid from plan assets                             (8.6)                (9.3)
                                                           -------------------------------
     Fair value of plan assets at December 31                 $144.4               $139.4
                                                           ===============================
     Funded status of the plans                               $ 45.3               $ 30.8               $(13.3)           $(11.2)
     Unrecognized actuarial (gain) loss                        (25.3)               (15.2)                 2.6              (0.3)
     Unrecognized prior service cost                             0.2                  0.2                   --                --
                                                           -------------------------------         --------------------------------
     Prepaid (accrued) benefit cost                           $ 20.2               $ 15.8               $(10.7)           $(11.5)
                                                           ===============================         ================================

     Assumptions as of December 31
     Discount rate                                              8.00%                7.00%                8.00%             7.00%
     Expected return on plan assets                            10.00%               10.00%                 n/a               n/a
     Rate of compensation increase                              4.00%                4.00%                 n/a               n/a
     Medical trend for valuation year                            n/a                  n/a           8.00-10.00%             7.00%
     Medical cost escalation, long-term                          n/a                  n/a                 5.25%             5.25%

For measurement purposes, an 8.00% and 10.00% annual rate of increase in the per capita cost of covered health care benefits for pre-medicare and post-medicare, respectively, was assumed for 2000. The rate was assumed to decrease gradually to 5.25% for 2005, and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the other post-retirement benefit plans. A 1% change in assumed health care cost trend rates would have the following effects:

(millions of dollars)                                                   1%  Increase       1% Decrease
------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components in 1999               $0.1            ($0.1)
Effect on post-retirement benefit obligation as of December 31, 1999           1.0             (0.9)

Net periodic pension and other post-retirement benefit costs include the following components:

                                                         Pension Benefits                      Other Post-retirement Benefits
                                              ---------------------------------------      --------------------------------------
     (millions of dollars)                       1999           1998          1997             1999          1998         1997
                                              ---------------------------------------      --------------------------------------
     Service cost                               $  0.6         $  1.4        $ 2.4            $  --         $  --        $  --
     Interest cost                                 7.1            7.5          7.6              0.3           0.3          0.3
     Return on plan assets (expected)            (12.0)         (10.8)        (9.4)              --            --           --
     Amortization and deferrals                     --            0.1          0.5              0.1            --           --
                                              ---------------------------------------      --------------------------------------
     Subtotal                                     (4.3)          (1.8)         1.1              0.4           0.3          0.3
     Curtailment gain                               --           (0.5)        (3.7)              --            --           --
                                              ---------------------------------------      --------------------------------------
     Net periodic (benefit) cost                $ (4.3)        $ (2.3)       $(2.6)           $ 0.4         $ 0.3        $ 0.3
                                              =======================================      ======================================

Defined contribution plan expenses were $1.1 million, $1.2 million, and $1.5 million in 1999, 1998, and 1997, respectively.

Under the provisions of SFAS No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," benefit freezes resulted in the recognition of gains in 1998 and 1997. These gains resulted from the net decrease in the Company's benefit obligation for employees affected by the armored unit combination with Loomis Armored and other benefit freezes. Assets held in trust for the defined benefit plans are comprised primarily of marketable equity and fixed income securities.

Note 10 - Stock Incentive Plans

The Company's stock incentive plans authorize the grant of options to purchase shares of the Company's common stock. The options are granted to key employees and directors at the market price on the date of grant and carry ten year lives. Vesting periods vary among individual grants, ranging from less than one year to seven years. Certain options granted in 1999 accelerate their vesting periods from seven years to three years or less if preset Company performance goals are reached.

Under other stock incentive programs, the Company granted 100,000 shares of restricted stock in 1999. The shares vest in equal installments over the next five years. Under the Company's Performance Share plan, approximately 111,400 previously granted performance shares vested to key employees during 1999. Total compensation expense recorded for stock incentive programs was $1.3 million in 1999 and $0.1 million 1998.

Common shares under option for the years ended December 31, 1999, 1998, and 1997 are summarized as follows:


                                            Number of Shares (thousands of shares)     Weighted-Average Exercise Price
-------------------------------------------------------------------------------------------------------------------------
                                              1999             1998           1997        1999         1998         1997
-------------------------------------------------------------------------------------------------------------------------
Shares under option at January 1              1,547            1,972          1,545      $12.49       $12.38       $12.20
Granted                                       1,467               39            843       16.86        18.90        11.30
Exercised                                       (71)            (267)          (273)      12.79        11.04         6.12
Cancelled                                        --             (104)            --          --        14.83           --
Forfeited                                       (98)             (93)          (143)      17.35        14.29        16.03
--------------------------------------------------------------------------------------------------------------------------
Shares under option at end of year            2,845            1,547          1,972      $14.57       $12.49       $12.38
--------------------------------------------------------------------------------------------------------------------------
Options exercisable                           1,061              820            917
------------------------------------------------------------------------------------
Shares available for future grant               622              713            664
------------------------------------------------------------------------------------
Weighted-average fair value of options
   granted during the year                   $ 8.69           $ 7.12         $ 4.39
------------------------------------------------------------------------------------

Additional information regarding options outstanding as of December 31, 1999 is as follows (thousands of shares):


                      Options Outstanding                                               Options Exercisable
                     -------------------------------------------------------------     -----------------------------------
                                       Weighted-Average
Range of              Number           Remaining                  Weighted-Average      Number          Weighted-Average
Exercise Prices       Outstanding      Contractual Life (yrs)     Exercise Price        Exercisable     Exercise Price
--------------------------------------------------------------------------------------------------------------------------
$ 8.44-8.91                326                  5.7                     $ 8.52               300             $ 8.49
 10.22-15.94             1,131                  7.3                      11.60               536              12.38
 16.03-18.83             1,312                  8.1                      18.30               175              17.83
 19.88-21.59                76                  5.9                      20.47                50              20.02
--------------------------------------------------------------------------------------------------------------------------
$ 8.44-21.59             2,845                  7.5                      14.57             1,061              12.54
--------------------------------------------------------------------------------------------------------------------------

Approximately 1,784,000 options outstanding are not presently exercisable.

The Company has retained the "intrinsic value" method of accounting for stock-based compensation expense under APB 25. Accordingly, no compensation expense is recorded for stock option awards given to employees. Had the Company elected "fair value" presentation under SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       Year Ended December 31,
-------------------------------------------------------------------------------
(millions of dollars, except per share)                      1999        1998
-------------------------------------------------------------------------------
Net income                               As reported        $ 13.1      $ 29.1
                                         Pro forma            10.7        28.5

Earnings per share-basic                 As reported        $ 0.60      $ 1.24
                                         Pro forma            0.49        1.21

Earnings per share-diluted               As reported        $ 0.59      $ 1.21
                                         Pro forma            0.48        1.18

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in valuing grants in 1999 and 1998, respectively: expected volatility of 47% and 40%; risk-free interest rates of 6.33-6.61% and 4.54-4.72%; and expected lives of 5-8 years and 4 years.

Note 11 - Business Segment Information

General Information - The Company provides security officers to deter crime, monitor electronic security systems and control public and private access to facilities, and it performs general investigative services and background screening of individuals, primarily upon their consideration for employment by a client. The Company also offers non-security related services to customers through its temporary employee leasing operation, Burns International Staffing. The Company's largest segment, Domestic Industrial, provides security services to clients in a wide variety of industries across the United States. Industrial security segments in Canada, Europe and Colombia serve similar industries abroad and are aggregated into the Foreign Industrial segment. The unique security needs of the aviation industry, and the regulated and governmental sectors of the economy are serviced by the Company's Globe Aviation and Energy/Government segments. These two segments, along with the Investigative Services, Information Services (background screening) and Burns International Staffing segments, are grouped together and reported as "Other".

The Company has changed the format under which it reviews segment operating performance. The segments are currently evaluated based primarily on operating income before interest expense, finance charges and taxes, and exclusive of bad debt provisions and corporate expense allocations. Prior period disclosures have been changed to conform to the current presentation. The Company does not allocate assets to individual segments because asset deployment is not material for management of the business. The accounting policies for the segments are the same as those described in Note 1. Unallocated amounts include: year-end calendar accrual adjustments to revenue, depreciation and amortization not allocated to operating segments, consolidated benefits from risk management and pension operations and other costs not allocated to operating segments, and $15.3 million revenue and $0.9 million operating income from the armored security services unit for 23 days in 1997. Information concerning the segments is set forth below:

                                          Domestic         Foreign                           Unallocated
(millions of dollars)                    Industrial       Industrial            Other          Amounts        Consolidated
----------------------------------------------------------------------------------------------------------------------------
1999
----------------------------------------------------------------------------------------------------------------------------
Revenue                                    $1,031.6           $130.4            $211.5             $ 5.1          $1,378.6
Depreciation and amortization                   3.1              1.6               0.7               1.8               7.2
Operating income                               71.6             (1.9)              3.2               6.9              79.8

1998
----------------------------------------------------------------------------------------------------------------------------
Revenue                                    $  981.0           $121.1            $219.0             $ 2.3          $1,323.4
Depreciation and amortization                   2.0              1.2               0.9               4.9               9.0
Operating income                               68.7              2.9              10.3               0.8              82.7

1997
----------------------------------------------------------------------------------------------------------------------------
Revenue                                    $  974.0           $116.9            $197.5             $16.2          $1,304.6
Depreciation and amortization                   1.8              1.1               0.9               5.2               9.0
Operating income                               66.2              4.5              12.3               2.3              85.3


The following reconciles combined segment operating income to consolidated earnings before income taxes:

(millions of dollars)                                                              1999            1998              1997
----------------------------------------------------------------------------------------------------------------------------
Combined segment operating income                                                 $ 79.8          $ 82.7            $ 85.3
Unallocated items, net                                                             (21.6)          (40.7)            (24.7)
Amortization of excess purchase price not included in operating income              (2.1)           (0.4)             (2.1)
Depreciation not included in operating income                                       (1.8)           (1.3)             (2.0)
Equity income in joint venture                                                       1.9             0.1               1.1
Interest expense                                                                   (16.4)          (15.5)            (16.7)
----------------------------------------------------------------------------------------------------------------------------
Consolidated earnings before income taxes                                         $ 39.8          $ 24.9            $ 40.9

Unallocated items include corporate administrative expense and operating charges not used in evaluating segment performance. Included in 1998 is a $14.4 million charge from the reorganization of administrative support operations, the reduction of certain intangible assets and other provisions.

Information about Major Customers - The Company has no individual customer from whom it derives 10% or more of its revenues.

Information on Long-Lived Assets - The Company's long-lived assets include plant, property and equipment, and intangibles. Long-lived assets in the United States were $119.7 million and $119.0 million in 1999 and 1998, respectively. Long-lived foreign assets were $11.0 million and $10.2 million in 1999 and 1998, respectively. No assets attributed to an individual foreign country exceed 10% or more of consolidated assets.

Note 12 - Other Expense

Other expense, net is comprised of the following:

                                                                                      December 31,
(millions of dollars)                                1999              1998               1997
--------------------------------------------------------------------------------------------------
Excess purchase price amortization                   $ 5.4             $ 6.5              $ 8.1
Loomis, Fargo income                                  (1.9)             (0.1)              (1.1)
--------------------------------------------------------------------------------------------------
Total other expense, net                             $ 3.5             $ 6.4              $ 7.0
==================================================================================================

Note 13 - Income Taxes

Earnings before income taxes from continuing operations and provision for income taxes consist of:


                                               1999                            1998                         1997
----------------------------------------------------------------------------------------------------------------------------
(millions of dollars)              U.S.      Non-U.S.   Total         U.S.    Non-U.S.  Total        U.S.   Non-U.S.  Total
----------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes     $  46.6      ($6.8)   $  39.8       $22.6      $2.3    $24.9       $37.5    $3.4     $40.9
============================================================================================================================
Income taxes:
   Current:
   Federal/Foreign                ($23.5)    $  0.5     ($23.0)      $ 9.0      $1.2    $10.2       $ 4.9    $1.0     $ 5.9
   State                             0.9         --        0.9         1.5        --      1.5         1.5      --       1.5
----------------------------------------------------------------------------------------------------------------------------
                                   (22.6)       0.5      (22.1)       10.5       1.2     11.7         6.4     1.0       7.4
   Deferred                         39.2       (2.5)      36.7        (1.9)       --     (1.9)        7.7      --       7.7
----------------------------------------------------------------------------------------------------------------------------
Provision for income  taxes      $  16.6      ($2.0)   $  14.6       $ 8.6      $1.2    $ 9.8       $14.1    $1.0     $15.1
============================================================================================================================


The analysis of the variance of income taxes as reported from income taxes computed at the U.S. statutory federal income tax rate for continuing operations is as follows:

(million of dollars)                                 1999            1998           1997
------------------------------------------------------------------------------------------
Income taxes at U.S. statutory rate of 35%           $13.9           $ 8.7          $14.3
Increases (decreases) resulting from:
    State income taxes                                 0.5             1.0            1.0
    Non-temporary differences                          0.8             0.2            0.1
    Other, net                                        (0.6)           (0.1)          (0.3)
------------------------------------------------------------------------------------------
Income taxes reported                                $14.6           $ 9.8          $15.1
==========================================================================================


The following are the components of the deferred tax asset as of December 31, 1999 and 1998:

(millions of dollars)                                                  1999             1998
-----------------------------------------------------------------------------------------------
Deferred tax assets:
    Liabilities for casualty insurance                                 $   --           $32.0
    Liabilities related to discontinued operations                         --             5.1
    Liabilities for other post-retirement benefits                        4.7             5.1
    Fixed assets                                                          1.1              --
    Net operating loss carryforward                                      13.8              --
    Other, net                                                             --             3.4
    General business credit                                               6.9              --
    Minimum tax credit                                                   24.3             5.5
-----------------------------------------------------------------------------------------------
        Subtotal deferred tax assets                                     50.8            51.1
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Risk management subsidiary                                          (31.0)             --
    Investments                                                         (12.7)           (7.0)
    Net excess purchase price over net assets acquired                   (1.3)           (1.7)
    Other, net                                                           (0.1)             --
-----------------------------------------------------------------------------------------------
        Subtotal deferred tax liabilities                               (45.1)           (8.7)
-----------------------------------------------------------------------------------------------
Net deferred tax asset                                                 $  5.7           $42.4
===============================================================================================

Responsibility for the strategic management and administration of certain of the Company's casualty risks was transferred to a newly formed subsidiary in 1999. As a result of this new structure, a capital loss was recognized by the Company which may be carried back to recover taxes paid in prior years.

Note 14 - Capital Stock

The following table summarizes the Company's capital stock at December 31, 1999 and 1998:

                                                             December 31,

(thousands of shares)                                     1999          1998
                                                       ----------    ----------
Common stock, $.01 par value:
  Authorized                                            50,000.0      50,000.0
  Issued                                                24,096.8      23,879.1
  Outstanding                                           19,668.6      23,830.8

Series I non-voting common stock, $.01 par value:
  Authorized                                            25,000.0      25,000.0
  Issued                                                 2,720.0       2,720.0
  Outstanding                                                ---           ---

Preferred stock, $.01 par value:
  Authorized                                             5,000.0       5,000.0
  Issued and Outstanding                                     ---           ---


On October 26, 1999, the Board of Directors approved a Stockholder Rights Plan designed to enhance the Board's ability to protect the Company's shareholders. The plan was adopted to protect against unsolicited attempts to acquire control of the Company when adequate price is not offered to all shareholders or the offer is not in the best interest of the Company and its shareholders. The rights were distributed as a dividend at the rate of one right for each share of common stock, par value $0.01 per share ("Voting Common Stock"), and Series I Non-Voting Common Stock, par value $0.01 per share (together with the Voting Common Stock, the "Common Stock") held by stockholders of record at the close of business on November 8, 1999. Each right entitles the holder to purchase, upon the occurrence of certain events, one unit of a share of preferred stock for $55.00, or an aggregate 196,318 shares of preferred stock. The rights generally are exercisable only if a person or group acquires beneficial ownership of 15% or more of Burns International Services Corporation's Common Stock or commences a tender or exchange offer that, upon consummation, would result in a person or group owning 15% or more of Burns International Services Corporation's Common Stock. Under certain circumstances, the rights are redeemable at a price of $0.01 per right. The rights will expire on November 8, 2009.

Note 15 - Earnings Per Share


                                                                   1999                          1998                          1997
                                                              Per Share                     Per Share                     Per Share
(millions of dollars, except per share)     Earnings  Shares    Amount    Earnings  Shares    Amount     Earnings  Shares   Amount
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations            $25.2                         $15.1                         $25.8

Basic EPS
Earnings available to common
 shareholders                                   25.2    21.6      $1.16       15.1    23.6      $0.64       25.8    23.5      $1.10
-----------------------------------------------------------------------------------------------------------------------------------

Effect of Dilutive Securities
Outstanding stock options                         --     0.4                    --     0.4                    --     0.6

Diluted EPS
Earnings available to common
 shareholders plus assumed conversions
                                               $25.2    22.0      $1.14      $15.1    24.0      $0.64      $25.8    24.1      $1.07
-----------------------------------------------------------------------------------------------------------------------------------

Note 16 - Acquisition of Businesses

The Company purchased two security services businesses in 1999, one in the United States and one in Canada, for purchase prices totaling $3.3 million. Three security services businesses were purchased in 1998, two located in the United States and one with operations in England, Scotland and Ireland. The purchase prices totaled $11.5 million. The results of operations of these acquired businesses are included from the respective dates of acquisition. The acquisitions were accounted for under the purchase method. Substantially all of the purchase price amounts represent the excess of purchase price over net assets acquired and are being amortized on a straight-line basis over 5 to 10 years. None of the acquisitions individually, or in the aggregate, had a significant effect on revenues or the results of operations in 1999 or 1998. Approximately $6.4 million was contributed to 1999 revenue from 1999 acquisitions, and approximately $12.5 million was contributed to 1998 revenue from 1998 acquisitions.

Note 17-Interim Financial Information (Unaudited)

                                                                                                 1999 Quarter Ended

  (millions of dollars, except per share)                       Mar. 31   June 30   Sept. 30   Dec. 31    Year 1999
  ------------------------------------------------------------------------------------------------------------------
  Net service revenues                                           $330.5    $338.6    $349.4    $360.1     $1,378.6
  Cost of services                                                277.4     284.9     295.0     304.0      1,161.3
  Selling, general and administrative (1)(2)                       36.2      36.4      37.5      41.8        151.9
  Depreciation                                                      1.2       1.3       1.5       1.7          5.7
  Other expense, net  (1)                                           1.3       1.0       0.8       0.4          3.5
  Interest expense and finance charges                              3.8       3.9       4.0       4.7         16.4
  ------------------------------------------------------------------------------------------------------------------

    Earnings before income taxes                                   10.6      11.1      10.6       7.5         39.8
  Provision for income taxes                                        4.1       4.3       3.9       2.3         14.6
  ------------------------------------------------------------------------------------------------------------------

   Earnings from continuing operations                              6.5       6.8       6.7       5.2         25.2
   Gain from discontinued operations, net of taxes                  ---       ---       ---       ---          ---
   Extraordinary loss, early extinguishment of debt                 ---     (12.1)      ---       ---        (12.1)
  ------------------------------------------------------------------------------------------------------------------

    Net earnings (loss)                                          $  6.5    $ (5.3)   $  6.7    $  5.2     $   13.1
  ==================================================================================================================

  Earnings (loss) per common share - basic:
    Continuing operations                                        $ 0.27    $ 0.30    $ 0.34    $ 0.26     $   1.16
    Discontinued operations                                         ---       ---       ---       ---          ---
    Extraordinary loss, early extinguishment of debt                ---     (0.53)      ---       ---        (0.56)
  ------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) per share                               $ 0.27    $(0.23)   $ 0.34    $ 0.26     $   0.60
  ==================================================================================================================

  Earnings (loss) per common share - diluted:
    Continuing operations                                        $ 0.27    $ 0.29    $ 0.33    $ 0.26     $   1.14
    Discontinued operations                                         ---       ---       ---       ---          ---
    Extraordinary loss, early extinguishment of debt                ---     (0.52)      ---       ---        (0.55)
  ------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) per share                               $ 0.27    $(0.23)   $ 0.33    $ 0.26     $   0.59
  ==================================================================================================================

                                                                                                1998 Quarter Ended

  (millions of dollars, except per share)                       Mar. 31   June 30   Sept. 30   Dec. 31   Year 1998
  ------------------------------------------------------------------------------------------------------------------
  Net service revenues                                          $318.6     $323.9    $336.6     $344.3    $1,323.4
  Cost of services                                               269.1      273.0     284.2      290.4     1,116.7
  Selling, general and administrative                             35.7       50.0      35.5       34.5       155.7
  Depreciation                                                     1.0        1.0       1.0        1.2         4.2
  Other expense, net                                               2.4        2.1       1.2        0.7         6.4
  Interest expense and finance charges                             4.2        4.2       3.4        3.7        15.5
  ------------------------------------------------------------------------------------------------------------------

    Earnings (loss) before income taxes                            6.2       (6.4)     11.3       13.8        24.9
  Provision (benefit)  for income taxes                            2.3       (2.4)      4.5        5.4         9.8
  ------------------------------------------------------------------------------------------------------------------

   Earnings (loss) from continuing operations                      3.9       (4.0)      6.8        8.4        15.1
   Loss (gain) from discontinued operations, net of taxes        (19.1)      39.4       ---        ---        20.3
   Extraordinary loss, early extinguishment of debt               ---        (6.3)      ---        ---        (6.3)
  ------------------------------------------------------------------------------------------------------------------

    Net (loss) earnings                                         $(15.2)    $ 29.1    $  6.8     $  8.4    $   29.1
  ==================================================================================================================

  Earnings (loss) per common share - basic:
    Continuing operations                                       $ 0.17     $(0.17)   $ 0.29     $ 0.35    $   0.64
    Discontinued operations                                      (0.81)      1.68       ---        ---        0.87
    Extraordinary loss, early extinguishment of debt               ---      (0.27)      ---        ---       (0.27)
  ------------------------------------------------------------------------------------------------------------------

     Net (loss) earnings per share                              $(0.64)    $ 1.24    $ 0.29     $ 0.35    $   1.24
  ==================================================================================================================

  Earnings (loss) per common share - diluted:
    Continuing operations                                       $ 0.16     $(0.16)   $ 0.29     $ 0.35    $   0.64
    Discontinued operations                                      (0.79)      1.62      ---        ---         0.83
    Extraordinary loss, early extinguishment of debt               ---      (0.26)     ---        ---        (0.26)
  ------------------------------------------------------------------------------------------------------------------

     Net (loss) earnings per share                              $(0.63)    $ 1.20    $ 0.29     $ 0.35    $   1.21
  ==================================================================================================================

  (1) Other expense, net, included $1.5 million of insurance settlement proceeds in Form 10-Q filed May 17, 1999. Settlement proceeds are reclassified to SG&A expenses for the current presentation.
  (2) Included in SG&A expenses for quarter ended December 31, 1999, are expenses totaling $3.6 million for severance costs and other provisions.

Independent Auditors' Report



To the Board of Directors and Shareholders,
Burns International Services Corporation

     We have audited the consolidated balance sheets of Burns International Services Corporation and subsidiaries ("the Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Burns International Services Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Chicago, Illinois
March 1, 2000

Directors, Officers and Shareholder Information

Officers
-----------------------------------------------------------------------------------------------------------------------------------
John A. Edwardson                     James M. Froisland             Robert E.T. Lackey                  Craig J. Bollinger
Chairman, President                   Vice President                 Vice President, General Counsel     Vice President, Risk
and Chief Executive Officer           and Chief Financial Officer    and Corporate Secretary             Management


John D. O'Brien                       Nancy E. Kittle                James F. McNulty                    Brian S. Cooper
Senior Vice President                 Vice President, Human          Vice President                      Treasurer
and President, Burns International    Resources                      and President, Total Security
Security Services                                                    Solutions


Directors
-----------------------------------------------------------------------------------------------------------------------------------

John A. Edwardson /1/                 James J. Burke, Jr. /2/        Albert J. Fitzgibbons, III /3, 4/   Arthur F. Golden /1, 2/
Chairman, President                   Partner                        Partner                             Partner
and Chief Executive Officer           Stonington Partners            Stonington Partners                 Davis Polk & Wardwell


Dale W. Lang /3, 4/                   Terry L. Lengfelder /2/        Robert A. McCabe /3, 4/             Andrew McNally IV /1, 3, 4/
President                             Retired Managing Partner       Chairman                            Retired Chairman
KX Acquisition Corporation            Arthur Andersen LLP            Pilot Capital Corporation           and Chief Executive Officer
                                                                                                         Rand McNally & Company

Alexis P. Michas /1, 2, 3/            H. Norman Schwarzkopf /4/
Managing Partner                      General
Stonington Partners                   U.S. Army, Retired


Committees of the Board
1 - Executive Committee              2 - Finance & Audit             3 - Compensation Committee          4 - Nominating Committee


Business Unit Presidents
------------------------------------------------------------------------------------------------------------------------------------

Industrial Guard                     David Cairns                    Richard H. Chenoweth                John D. Donohue
Peter D. Boulais                     Managing Director               President                           President
President                            UK Business Unit                Canadian Business Unit              Northeast Business Unit
Northwest Business Unit              London, England                 Markham, Ontario                    Parsippany, NJ
Campbell, CA

William C. Ewing                     John D. Howard                  Frederick L. Kohnke                 Patrick O. McNulty
President                            President                       President                           President
Southwest Business Unit              Gulf States Business Unit       Midwest Business Unit               Southeast Business Unit
Houston, TX                          Altamonte Springs, FL           Chicago, IL                         Atlanta, GA

Energy & Government                  Globe Aviation                  Information Services                Investigative Services
John D. Decker                       William J. Andres               Larry E. White                      John D. Donohue
President                            President                       General Manager                     President
Parsippany, NJ                       Irving, TX                      Oldsmar, FL                         Parsippany, NJ

National Accounts                    Staffing
Brian A. O'Connell                   Joseph W. Arwady
Vice President                       President
Chicago, IL                          Parsippany, NJ

------------------------------------------------------------------------------------------------------------------------------------

Company Headquarters                 Investor Contact                Securities Information             Shareholder inquiries to:
Burns International                  Anne B. Ireland                 The common stock of                Shareholder Relations
Services Corporation                 Director of Investor Relations  Burns International Services       Department - 11E
200 South Michigan Avenue            312-322-8550                    Corporation is listed on the       P.O. Box 11258
Chicago, IL 60604                                                    New York Stock Exchange.           Church Street Station
312-322-8800                                                         The ticker symbol is BOR.          New York, NY 10286-1258
                                     Form 10-K Report
Web Site                             A copy of the Company's Annual
www.burnsinternational.com           Report on Form 10-K is                                             Send certificates of
                                     available to shareholders       Independent Accountants            transfer and address
Shareholder Information              without charge upon request     Deloitte & Touche LLP              changes to:
The 2000 annual meeting of           to the Investor Relations       180 North Stetson                  Receive and Deliver
Shareholders will be held on         Department.                     Chicago, IL 60601                  Department - 11W
Monday, April 24, at 10:00 a.m.                                                                         P.O. Box 11002
at the Company headquarters,                                         Transfer Agent                     Church Street Station
200 South Michigan Avenue,                                           The Bank of New York               New York, NY 10286-1002
Chicago, IL.                                                         1-800-524-4458